Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN
OASIS PETROLEUM PERMIAN LLC,
AS SELLER
AND
PERCUSSION PETROLEUM OPERATING II, LLC,
AS PURCHASER
Executed on May 20, 2021

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EXHIBITS AND SCHEDULES

Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit A-3	Units
Exhibit A-4	Surface Rights
Exhibit B	Excluded Asset Bonds
Exhibit C	Form of Conveyance
Exhibit D	1060 Allocation
Exhibit E	Persons with Knowledge
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Seller Parent Guaranty
Exhibit H	Form of CDA Amendment

Schedule 1.2(d)	Contracts
Schedule 1.2(f)	Midstream Assets
Schedule 1.3(p)	PLC Equipment
Schedule 1.4(b)	Pre-Effective Time Advanced JIBs
Schedule 2.2(m)	Post-Effective Time Advanced JIBs
Schedule 2.3(a)	Allocated Value
Schedule 2.6(e)	Certain Earn-Out Matters
Schedule 3.2(a)(iv)	Primary Term Leases
Schedule 3.2(c)(viii)	Certain Leases Restricting Allocation Wells
Schedule 3.3(p)	Certain Permitted Encumbrances
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Outstanding Capital Commitments
Schedule 5.10	Compliance With Laws
Schedule 5.11(a)	Defaults
Schedule 5.11(b)(i)	Certain Contracts
Schedule 5.11(b)(ii)	Subsequently Provided Material Contracts
Schedule 5.11(c)	Dedications/MVC Contracts
Schedule 5.12	Payments For Production
Schedule 5.13	Governmental Authorizations
Schedule 5.14	Preferential Rights & Consents to Assign
Schedule 5.15	Imbalances
Schedule 5.16	Seller Operations
Schedule 5.18	Environmental Matters
Schedule 5.19	Wells and Equipment
Schedule 5.20	Leases
Schedule 5.21	Payout Balances
    v

Schedule 5.22	Suspense Funds
Schedule 5.23	Non-Consent Operations
Schedule 5.25	Asset Bonds
Schedule 5.26	Surface Rights
Schedule 7.5(a)	Operation of Business
Schedule 7.5(a)(H)	Certain Asset Assignments to Seller
Schedule 7.5(a)(I)	Certain Agreements Assigned to Seller
Schedule 7.5(e)	CDA Interim Wells and Operations
Schedule 7.5(f)	CDA Interim Wells
Schedule 7.13(a)	New Hedging Transactions
Schedule 10.3(c)	Certain Termination Remedies
Schedule MVC	Certain Minimum Volume Commitments
Schedule PE	Permitted Encumbrances
Schedule TD	Target Depths

PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”), is executed on May 20, 2021 (the “Execution Date”), by and between Oasis Petroleum Permian LLC, a Delaware limited liability company (“Seller”), and Percussion Petroleum Operating II, LLC, a Delaware limited liability company (“Purchaser”). Purchaser and Seller may each be referred to herein as a “Party”, and collectively as the “Parties”.
RECITALS
WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the Assets, in the manner and upon the terms and conditions hereafter set forth.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:
ARTICLE 1

PURCHASE AND SALE
Section 1.1    Purchase and Sale. At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, assign and convey to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets, and assume the Assumed Obligations. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 13.
Section 1.2    Assets. As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding, however, the Excluded Assets:
(a)    All of the oil and gas leases; oil, gas and/or mineral leases; subleases and other leaseholds; carried interests; mineral fee interests; overriding royalty interests; reversionary rights; and other similar leasehold and mineral properties and interests located within the Designated Area, including those described in Exhibit A-1, whether producing or nonproducing, together with the leasehold estates covered thereby, subject to such depth limitations and other restrictions and limitations set forth in Exhibit A-1 (collectively, the “Leases”), together with, subject to such limitations and restrictions, each and every kind and character of right, title, claim, and interest that Seller has in and to the Leases, the lands covered by the Leases or the lands pooled, unitized, communitized or consolidated therewith (such lands covered by the Leases or pooled, unitized, communitized or consolidated therewith being hereinafter referred to as the “Lands”);

(b)    All oil, gas, water, CO2, disposal or injection wells (i) listed in Exhibit A-2 attached hereto (whether or not located on the Lands) or (ii) located on the Lands, in each case, whether producing, shut-in, or plugged or abandoned (collectively, the “Wells”);
(c)    Any pools or units which include any portion of the Lands or all or a part of any Leases or any Wells, including those pools or units shown in Exhibit A-3 (the “Units”, such Units together with the Leases, Lands and Wells, or in cases when there is no Unit, the Leases together with the Lands and Wells, being hereinafter referred to collectively as the “Properties” and individually as a “Property”), and including all interests of Seller in Hydrocarbon production from any such Unit, whether such Unit Hydrocarbon production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;
(d)    All contracts, agreements and instruments by which the Properties are bound, or to which the Properties are subject, but in each case only to the extent applicable to the Properties, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, pre-pooling agreements, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, the CDA, and further including those agreements and instruments identified on Schedule 1.2(d) and those contracts that will be assigned to Seller as provided in Schedule 7.5(a)(H) and Schedule 7.5(a)(I) (hereinafter collectively referred to as the “Contracts”), provided that the defined term “Contracts” shall not include (i) any master service agreements, and (ii) the instruments constituting the Leases, Units and Surface Rights;
(e)    All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights and Governmental Authorizations located within the Designated Area appurtenant to, or used or held for use in connection with, the Properties or the Midstream Assets, or the ownership or operation thereof, but in each case only to the extent applicable to the Properties or Midstream Assets or the ownership or operation thereof, including those identified on Exhibit A-4 (hereinafter collectively referred to as the “Surface Rights”);
(f)    Those certain midstream assets described on Schedule 1.2(f) (the “Midstream Assets”);
(g)    All equipment, machinery, fixtures and other tangible personal property and improvements located within the Designated Area and used or held for use primarily in connection with the ownership or operation of the Properties, including any wells, tanks, boilers, buildings, fixtures, pumping units and engines, flow lines, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, SCADA equipment, and all pipelines, meters and associated infrastructure that are upstream of the initial custody transfer point or applicable delivery point for delivered Hydrocarbons, and other appurtenances, improvements and facilities used or held for use in the field operation of the Assets, but in each case only to the extent the foregoing are applicable to the Properties and not the Excluded Assets, and with respect to the Midstream Assets, any equipment, facilities or appurtenances related to the Midstream Assets (the “Equipment”);
(h)    All Hydrocarbons produced from or attributable to the Properties from and after the Effective Time, and all inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines on the Effective Time and all tank bottoms and line fill, but, other than tank bottoms and line fill, only to the extent that Seller receives an upward adjustment to the Initial Purchase Price pursuant to Section 2.2(h) in respect of such Hydrocarbons in storage or in tanks or pipelines;
(i)    All Imbalances;
(j)    All Incidental Rights; and
(k)    Copies of all of the following records, subject to Section 1.5: all Lease files; Land files; Well files; Contract and Surface Right files; geological or geophysical data including cores and logs; marketing, transportation and gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; Property Tax records, and files and all other books, records, data, files, maps and accounting records attributable to the period after the Effective Time, in each case, to the extent related to the other Assets, or used or held for use in connection with the maintenance, ownership or operation thereof or in connection with the Assumed Obligations, but excluding the Excluded Records (such copies, collectively, and subject to such exclusion, the “Records”).
Section 1.3    Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and Seller excepts, reserves, retains and excludes from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):
(a)    all rights to any refund (whether by payment, rebate, credit, offset or otherwise) of Taxes that are Seller Taxes or other costs or expenses borne by Seller or Seller’s predecessors in interest and/or title attributable to periods prior to the Effective Time, except for non-Tax refunds to the extent such amounts arise from or by their terms offset any of the Assumed Obligations or other costs and expenses for which Purchaser is responsible pursuant to this Agreement;
(b)    all rights, claims, indemnities, warranties, guaranties, and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance) that may be asserted against a Third Party and accrued during the period prior to the Effective Time, or that are attributable to (or by their terms cover) (i) liabilities retained by Seller hereunder (to the extent Seller’s liability therefor has not expired or has accrued pursuant to the applicable limitations in Section 11.2 or Section 11.4), or (ii) actions, events or omissions prior to the Effective Time, except, in each case, to the extent such items arise from or by their terms cover Assumed Obligations or are otherwise allocated to Purchaser under Section 3.6;
(c)    all rights of Seller under Contracts attributable to periods before the Effective Time insofar as such rights relate to Seller Indemnity Obligations or other liabilities of Seller retained under this Agreement (but only after taking into account applicable limitations in Section 11.2 or Section 11.4);
(d)    rights to initiate and conduct joint interest audits or other audits of Property Costs incurred before the Effective Time, and to receive payments for costs and revenues in connection with such audits, but in each case only to the extent, and for the time period, Seller is responsible for such Property Costs under this Agreement and to the extent that such audit rights and rights to reimbursement are not for items that constitute Assumed Obligations;
(e)    Seller’s area-wide Asset Bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally, as reflected on Exhibit B;
(f)    all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables, and all other accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code as in effect as of the Execution Date), in each case attributable to the Assets with respect to any period of time prior to the Effective Time (excluding Hydrocarbon inventories subject to Section 1.2(h) for which Seller receives an upward adjustment to the Initial Purchase Price), as determined in accordance with GAAP, excluding the foregoing to the extent arising from any right, claim or other interest under clause (i) or (ii) of the definition of Incidental Rights or from income or proceeds that belong to Purchaser under Section 1.4(b);
(g)    trademarks, patents, trade names and similar intellectual property of Seller;
(h)    Asset Bonds retained by Seller pursuant to Section 12.6;
(i)    all offices and office leases, and moveable computers and servers (including hardware, peripherals and software), phones, office supplies, furniture, hardware, office fixtures, office equipment, related personal effects and cell phones, in each case, located in such offices, or otherwise located off the Properties or personal items only temporarily located on the Properties, except any computers, phones (other than cell phones), office supplies, fixtures, equipment and furniture, in each case, located in the field office, as of the Execution Date, leased by Seller in Midland, Texas, which shall be Assets and not Excluded Assets;
(j)    except with respect to the New Hedging Transactions, all Hedging Contracts related to the Assets;
(k)    Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), Section 3.5, Section 4.4(a) or Section 7.7, subject to the terms of such Sections;
(l)    any contracts, agreements, instruments, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights that would otherwise be included in the definition of Contracts or Surface Rights, as applicable, to the extent transfer is (i) restricted by their respective terms or Third Party agreement and the necessary consents to transfer are not obtained pursuant to Section 3.5, or (ii) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(m)    all (i) interpreted engineering geological, geophysical, petrophysical or seismic data and (ii) licensed geological, geophysical or seismic data and logs, to the extent, with respect to this clause (ii), transfer is (A) restricted by the terms of any Third Party agreement and the necessary consents to transfer are not obtained pursuant to Section 3.5, or (B) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(n)    except for the Midstream Assets, all midstream assets owned by any Affiliates of Seller, including pipelines, pipeline inventory, gathering systems, disposal wells, whether for oil, gas, produced water or fresh water, and all rights and obligations of Affiliates of Seller under (i) all contracts and agreements between such Affiliates and third Persons, and (ii) under all contracts and agreements between such Affiliates and Seller, but with respect to this subclause (ii) only if such contracts and agreements are set forth on Schedule 5.11(b)(i) and Schedule 5.11(b)(ii);
(o)    vehicles used in the field operation of the Assets;
(p)    the programmable logic control equipment set forth on Schedule 1.3(p);
(q)    the Roy Well Additional Interests and all proceeds and payments from the sale of the Roy Well Additional Interest, provided that such sale did not reduce the Working Interest or Net Revenue Interest represented in Exhibit A-1 or Exhibit A-2 for the Roy Wells; and
(r)    the Excluded Records.
Section 1.4    Effective Time; Proration of Costs and Revenues.
(a)    Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and obligations of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on March 1, 2021 (the “Effective Time”), as further set forth in this Agreement.
(b)    Except to the extent accounted for in the adjustments to the Initial Purchase Price made under Section 2.2, effective upon Closing (i) Purchaser shall be entitled to all production of Hydrocarbons produced from or attributable to the Properties at and after the Effective Time (and all products and proceeds attributable thereto) together with production in storage under Section 1.2(g) (subject to the adjustment provided for in Section 2.2(h)), and to all other income, proceeds, receipts and credits (excluding the Adjusted Initial Purchase Price and all other consideration due to Seller hereunder) earned with respect to the Assets at or after the Effective Time, and Purchaser shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred from and after the Effective Time, (ii) Seller shall be entitled to (x) all production of Hydrocarbons produced from or attributable to the Properties prior to the Effective Time (and all products and proceeds attributable thereto) (other than as provided in Section 1.2(h)), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, (y) all proceeds and payments from the sale of the Roy Well Additional Interest, provided that such sale did not reduce the Working Interest or Net Revenue Interest represented in Exhibit A-1 or Exhibit A-2 for the Roy Wells, and (z) the Third Party proceeds received by Seller or netted by Seller to pay the pre-Effective Time Third Party joint interests billings advanced by Seller set forth on Schedule 1.4(b); and (iii) Seller shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred prior to the Effective Time; provided, however, that Seller’s responsibility under this subclause (iii) shall terminate at the Cut-Off Date (except that such responsibility shall not terminate with respect to any such Property Costs for which a written demand for payment is received prior to the Cut-Off Date). “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, as applied by Seller in the ordinary course of business consistent with Seller’s past practice, subject to the last sentence of Section 1.4(c). For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4(b), (A) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Wells or Units when they pass through the pipeline connecting into the storage facilities into which they are transported from the lands covered by the applicable Lease, Well, or Unit, or if there are no storage facilities, when they pass through the LACT meter or similar meter at the entry point into the pipelines through which they are transported from such lands and (B) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases and Wells when they pass through the delivery point sales meters, custody transfer meters or other gas flow or volume meters at the entry point into the pipelines through which they are transported from such lands. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings (including gas production meters or sales meters) or gauging and strapping data is not available.
(c)    As used herein, “Property Costs” means, determined without duplication, (i) all costs attributable to the ownership or operation of the Assets, including prepaid costs or deposits and costs of insurance (to the extent attributable to the period between the Effective Time and Closing Date only), in each case paid or payable to Third Parties (or to Affiliates, subject to the last sentence of this paragraph), or otherwise of the type chargeable to the joint account under applicable operating agreements included in the Contracts and incurred in the ownership or operation of the Assets in the ordinary course of business, (ii) all operating expenses and capital expenditures, paid or payable to Third Parties (or to Affiliates, subject to the last sentence of this paragraph) and incurred in the ownership or operation of the Assets in the ordinary course of business, (iii) where applicable, such costs and capital expenditures charged to the Non-Operated Assets in accordance with the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument, or if none, charged to the Non-Operated Assets on the same basis as charged as of the Effective Time, (iv) overhead costs charged to the Non-Operated Assets under the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument by unaffiliated Third Parties, or, if none, charged to the Non-Operated Assets on the same basis as charged as of the Effective Time, and (v) an amount of Two Hundred Fifty Thousand Dollars ($250,000) per month for each month during the period from the Effective Time to the Closing Date, prorated for any partial month based on the number of days in an applicable month, for Seller’s general and administrative expenses related to operating the Assets during such period; provided that “Property Costs” shall exclude, without limitation, liabilities, losses, costs, and expenses to the extent arising or attributable to (A) claims, investigations, Proceedings or litigation to the extent directly or indirectly arising out of or resulting from actual or claimed personal injury or death, property damage or violation of any Law (including private torts or non-contractual common law causes of action), (B) title claims and obligations to cure or address Title Defects, (C) obligations to plug wells, dismantle facilities, close pits and restore the surface around such wells, facilities and pits (except those customary costs, that are incurred in connection with the plugging and abandonment of Wells that cease to produce after the Effective Time), (D) obligations to cure, address or Remediate any Environmental Defects or other contamination of groundwater, surface water, soil or Equipment that is required under applicable Environmental Law (except such costs that are incurred in connection with an event that occurs after the Execution Date if Purchaser is not entitled to a remedy for such costs under Article 4), (E) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (F) gas balancing obligations and similar obligations arising from Imbalances, (G) any Taxes, (H) obligations to pay working interests, royalties, overriding royalties or other interests, in each case held in suspense, (I) Seller Indemnity Obligations related to breaches of this Agreement and the Retained Liabilities (except for clause (viii) of the definition of Retained Liabilities), (J) Seller’s or any of its Affiliates’ overhead or general and administrative expenses (except as noted in clauses (iv) and (v) above) all of which are addressed in Section 11.2 or elsewhere in this Agreement and (K) transfer or consent fees related to the transfer or assignment of any of the Assets. For the purposes of calculating the adjustments to the Initial Purchase Price under Section 2.2 or implementing the terms of Section 7.8 or Article 11, right-of-way fees, insurance premiums (which shall only be allocable to Purchaser for the period between the Effective Time and ending on the Closing Date) and Property Costs (excluding delay rentals, lease bonuses or Property acquisition costs, minimum royalties, option payments, lease extension or renewal payments and shut-in royalties) that are paid periodically or otherwise cover services or deliveries for a period shall be prorated based on the number of days in the applicable period falling before, or on and after, the date on which the Effective Time occurs. Subject to the preceding sentence, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when goods are delivered, or when the work is performed. For the avoidance of doubt, Property Taxes shall be allocated between Seller and Purchaser pursuant to Section 7.8. Property Costs (A) charged by Affiliates of Seller shall be limited to those charged under, and shall not exceed the amounts set forth in, the Material Contracts scheduled pursuant to Section 5.11(b) or any Affiliate Contracts of Seller permitted to be entered into pursuant to Schedule 7.5(a)(I) as if such Contracts were in effect as of the Effective Time (and any excess amount shall be Seller’s responsibility for all purposes of this Agreement and shall constitute Retained Liabilities for purposes hereof) and (B) shall exclude any penalties, fees, deficiency, make-up or cash settlement payments, offsets, volumetric deficiency balances that accrued prior to the Effective Time or other charges or deficiencies charged by an Affiliate or any Third Party (or to whom a deficiency may be so accrued or owed) against Seller to the extent related to any failure by Seller or its Affiliates to have delivered minimum volumes to meet the minimum delivery or similar commitment required to be delivered prior to the Effective Time (or prior to the Closing Date with respect to the agreements set forth on Schedule MVC) (all of which pre-Effective Time or, with respect to the agreements set forth on Schedule MVC, pre-Closing charges, as applicable, shall be Seller’s responsibility for all purposes under this Agreement and shall constitute Retained Liabilities for purposes hereof).
Section 1.5    Delivery and Maintenance of Records.
(a)    Seller, at Purchaser’s cost, shall deliver the Records in Seller’s possession or control (FOB Seller’s office) and electronically to Purchaser, no later than (i) with respect to digital Records, 10 days, and (ii) with respect to all other Records (including any physical

Records), 30 Business Days, following the later of the Closing Date or the end of the term of the Transition Services Agreement. Seller may retain original Records and/or copies of any Records.
(b)    Purchaser, for a period of seven (7) years following the Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with reasonable access to the Records during normal business hours for review and copying at Seller’s expense and (iii) within five (5) days of receipt of written notice from Seller, provide Seller, its Affiliates, and its and their officers, employees, consultants and legal counsel with access, during normal business hours to the Records (including electronic access) relating to any claim for indemnification made under Section 11.2 (excluding, however, (A) attorney work product and communications protected by attorney-client privilege and prepared with respect to any such claim being brought by Purchaser and (B) information subject to an applicable confidentiality restriction in favor of Third Parties) for review and copying at Seller’s expense.
ARTICLE 2

PURCHASE PRICE
Section 2.1    Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be Four Hundred Fifty Million Dollars ($450,000,000), consisting of Three Hundred Seventy Five Million Dollars ($375,000,000) payable at Closing (the “Initial Purchase Price”) and, subject to the terms of this Agreement, Seventy Five Million Dollars ($75,000,000) of contingent payments, payable if, as and to the extent provided in Section 2.6. The Initial Purchase Price shall be adjusted as provided in Section 2.2 and Section 9.4. The Initial Purchase Price as so adjusted is referred to as the “Adjusted Initial Purchase Price”.
Section 2.2    Adjustments to Initial Purchase Price. The Initial Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with GAAP and COPAS standards, as applied by Seller in the ordinary course of business consistent with past practice (with such adjustments being made so as to not give duplicative effect):
(a)    Reduced by the aggregate amount of the following proceeds received and retained by Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the “Adjustment Period”): (i) proceeds earned from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, and, to the extent not reimbursed to Seller by the purchaser of production, gathering, processing and transportation costs) produced from or attributable to the Properties during the Adjustment Period and (ii) other income, credits and proceeds earned with respect to the Assets during the Adjustment Period that belong to Purchaser pursuant to Section 1.4(b), net of Property Costs applicable thereto or deducted therefrom (including reimbursement offset from joint interest billings and receipts);

(b)    Reduced in accordance with Section 3.5 (unless a “back-to-back” agreement is entered into as provided in Section 3.5(a)) or Section 7.7, by an amount equal to the Allocated Value of those Properties (or applicable portion thereof) (i) with respect to which preferential purchase rights that (A) have been exercised prior to Closing, or (B) have not been exercised or waived in writing and the applicable period for the Third Party holder of such preferential right has not expired or (ii) that are affected by an unsatisfied and unwaived Hard Consent;
(c)    Reduced in accordance with Section 7.7 by an amount equal to the Allocated Value of those Properties that are subject to a Proceeding prior to the Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights;
(d)    Subject to Section 3.4(i), reduced by (i) the applicable Title Defect Amount as a result of Title Defects for which the Title Defect Amount has been finally determined or agreed pursuant to Section 3.4, which reduction shall be offset by the applicable Title Benefit Amount as a result of Title Benefits for which the Title Benefit Amount has been finally determined or agreed pursuant to Section 3.4, and (ii) the Allocated Value (or applicable portion thereof) of any Title Defect Property retained by Seller pursuant to Section 3.4(d)(ii);
(e)    Reduced by the Allocated Values (or the applicable portion thereof) of any Properties excluded by Seller pursuant to Section 3.6 as a result of a condemnation;
(f)    Reduced by the amount of all Property Taxes prorated to Seller in accordance with Section 7.8 but paid or otherwise economically borne by Purchaser or any of its Affiliates;
(g)    Subject to Section 4.4, reduced by (i) any Environmental Defect Amounts pursuant to Section 4.4(a)(i), and (ii) the Allocated Values of any Properties retained by Seller pursuant to Section 4.4(a), in each case, as applicable;
(h)    Increased by the amount equal to the value of all of Seller’s inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks above the bottom oil outlet or pipelines above the pipeline connection (excluding, for purposes of clarity, tank bottoms and line fill), as applicable, as of the Effective Time (which value shall be computed using the applicable contract price for the month of March 2021), less any applicable overriding royalties, royalties and similar burdens on or payable out of production, and, to the extent not reimbursed to Seller by the purchaser of production, gathering, processing and transportation costs (unless such are to be paid by Seller); provided, however, that the adjustment contemplated by this paragraph shall be only made to the extent that Seller does not receive and retain the proceeds, or portion thereof, attributable to the sale of such Hydrocarbons;
(i)    Increased by the amount of all Property Taxes prorated to Purchaser in accordance with Section 7.8 but paid or otherwise economically borne by Seller or any of its Affiliates;
(j)    Increased by the amount of all Property Costs attributable to the ownership and operation of the Assets that are paid by Seller and incurred on or after the Effective Time,

including pre-paid costs and deposits, except any Property Costs already deducted in the determination of proceeds in Section 2.2(a);
(k)    Reduced by the amount of all Property Costs that are paid by Purchaser that are attributable to the period prior to the Effective Time;
(l)    Increased by the Imbalance Adjustment Amount;
(m)    Increased by, to the extent Seller has not been reimbursed (including by netting) prior to the delivery of the Final Settlement Statement (and which adjustment shall not, for purposes of clarity, apply with respect to the adjustment to the Initial Purchase Price made at the Closing), the aggregate amount of accounts receivable with respect to the total amount of costs and expenses for any joint interest billings paid by Seller on behalf of or that are properly chargeable to any Third Party with respect to any Subject Property for any periods after the Effective Time, so long as, to the extent the amount of any relevant receivable or group of related receivables exceeds $100,000, the same are set forth on Schedule 2.2(m) as of the Execution Date; provided that Seller shall be deemed to have assigned to Purchaser all of Seller’s right, title and interest in and to such accounts receivable and all rights of enforcement with respect thereto; and
(n)    Decreased in accordance with Section 7.10, as applicable.
The adjustment described in Section 2.2(a) is intended to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and, so as to avoid double recovery, Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made.
Section 2.3    Allocation of Purchase Price.
(a)    Purchaser and Seller have allocated the unadjusted Purchase Price among the Assets as set forth in Schedule 2.3(a) as adjusted to reflect adjustments to the Purchase Price in accordance with Section 2.2. The value allocated to an Asset in Schedule 2.3(a) with respect to such Asset is herein referred to as its “Allocated Value”. The Parties have accepted such Allocated Values solely for purposes of this Agreement and the transactions contemplated hereby, but Seller makes no representation or warranty as to the accuracy of such values.
(b)    On or before the Closing Date, Purchaser and Seller will agree upon an allocation of the unadjusted Purchase Price among each of the Assets, in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the United States Treasury Regulations thereunder, as set forth on Exhibit D (the “1060 Allocation”). Purchaser and Seller (i) shall update the 1060 Allocation in accordance with Section 1060 of the Code following any adjustment to the Purchase Price pursuant to the terms of this Agreement, (ii) shall use the 1060 Allocation as the basis for reporting asset values and other items for purposes of all federal, state and local Tax Returns, including Internal Revenue Service Form 8594 and (iii) shall not (and will cause their Affiliates to not) take positions inconsistent with the

1060 Allocation (as adjusted pursuant to this Section 2.3(b)) in notices to Governmental Bodies, in audit or other Proceedings with respect to Taxes, or in other documents or notices relating to the transactions contemplated by this Agreement without the consent of the other Party.
Section 2.4    Deposit. Concurrently with the execution of this Agreement, Purchaser has paid to Seller an earnest money deposit in an amount equal to eight and a half percent (8.5%) of the Initial Purchase Price (“Deposit”). The Deposit shall be applied against the Initial Purchase Price if the Closing occurs or shall be otherwise distributed in accordance with the terms of this Agreement.
Section 2.5    Intentionally Omitted.
Section 2.6    Commodity Price Earn-Out Payment(s).
(a)    Subsequent to, and contingent upon the occurrence of, Closing and subject to the terms of this Section 2.6, (i) if the NYMEX WTI Crude Price Average for calendar year 2023 exceeds Sixty Dollars ($60) per barrel, Purchaser shall pay to Seller no later than January 15, 2024 (the “First Contingent Payment Date”) an additional Twenty-Five Million Dollars ($25,000,000) via wire transfer in immediately available funds to such account as has been designated in writing by Seller to Purchaser at least three (3) Business Days prior thereto, (ii) if the NYMEX WTI Crude Price Average for calendar year 2024 exceeds Sixty Dollars ($60) per barrel, Purchaser shall pay to Seller no later than January 15 2025 (the “Second Contingent Payment Date”) an additional Twenty-Five Million Dollars ($25,000,000) via wire transfer in immediately available funds to such account as has been designated in writing by Seller to Purchaser at least three (3) Business Days prior thereto and (iii) if the NYMEX WTI Crude Price Average for calendar year 2025 exceeds Sixty Dollars ($60) per barrel, Purchaser shall pay to Seller no later than January 15, 2026 (the “Third Contingent Payment Date” and, together with the First Contingent Payment Date and the Second Contingent Payment Date, each a “Payment Date”) an additional Twenty-Five Million Dollars ($25,000,000) via wire transfer in immediately available funds to such account as has been designated in writing by Seller to Purchaser at least three (3) Business Days prior thereto (each, a “Commodity Price Earn-Out Payment” and collectively, the “Commodity Price Earn-Out Payments”). Notwithstanding the foregoing, (A) if the NYMEX WTI Crude Price Average for calendar year 2023 or 2024, respectively, is less than Forty-Five Dollars ($45) per barrel, then for each calendar year thereafter Purchaser’s obligation to pay any Commodity Price Earn-Out Payments shall irrevocably terminate in all respects and (B) if the Initial Purchase Price is adjusted downward pursuant to (x) Sections 2.2(b) (but only with respect to (1) Properties that are not conveyed to Purchaser at or after Closing and (2) Hard Consents that are not waived by Purchaser), (y) 2.2(c) (but only with respect to Properties that are not conveyed to Purchaser at or after Closing), and (z) 2.2(d)(ii), 2.2(e) or 2.2(g)(ii) (excluding in each case, any adjustment related to any Asset excluded by Purchaser hereunder), the Commodity Price Earn-Out Payment for each calendar year shall be reduced by the percentage equal to the percentage calculated by dividing the aggregate amount of such downward adjustments by the Initial Purchase Price.
(b)    If Purchaser has submitted a Claim Notice in accordance with Section 11.3 for which Purchaser would be entitled to indemnification under Article 11 or a claim that Seller has breached its special warranty of Defensible Title for which Purchaser would be entitled to a remedy, in each case, prior to any Payment Date, then if such claim has been resolved by the written agreement of the Parties or pursuant to a final, non-appealable order of a court of competent jurisdiction (each such claim, a “Resolved Claim” and the resolved amount of such claim, the “Resolved Claim Amount”) and remains unpaid at the time a Commodity Price Earn-

Out Payment is due to be paid, Purchaser shall have the right, but not the obligation, to withhold any Resolved Claim Amount from all or any portion of any Commodity Price Earn-Out Payment so due as provided in this Section 2.6 and such withholding shall reduce the Resolved Claim Amount on a dollar for dollar basis. If Seller has submitted a Claim Notice in accordance with Section 11.3 for which Seller would be entitled to indemnification under Article 11, then if such claim has been resolved by the written agreement of the Parties or pursuant to a final, non-appealable order of a court of competent jurisdiction, which has not been paid by Purchaser to Seller, then the amount of such claim shall reduce the Resolved Claim Amount or any other amount due by Seller to Purchaser due under this Agreement, on a dollar for dollar basis, without duplication.
(c)    Any amounts withheld and offset in accordance with this Agreement shall be deemed to constitute a full discharge of Seller for the Resolved Claim Amount, and an adjustment to the Initial Purchase Price.
(d)    For the avoidance of doubt, the Parties acknowledge and agree that (i) none of the amounts of the Commodity Price Earn-Out Payments, individually or in the aggregate, shall be deemed a limitation of any remedies contained in this Agreement, (ii) Purchaser’s right to withhold could apply to more than one Commodity Price Earn-Out Payment if, for example, the aggregate of Resolved Claim Amounts were to exceed Purchaser’s payment obligation on a particular Payment Date and (iii) Purchaser may exercise its rights to indemnification hereunder or its remedies under the Conveyance notwithstanding the terms of this Section 2.6; provided that this Section 2.6 shall not provide a right to double recovery in respect of the same claim. Notwithstanding any provision herein to the contrary except as expressly set forth in the last sentence of Section 2.6(a) and in Section 2.6(b) but without limitation of any express rights or remedies of Purchaser under this Agreement, Purchaser shall make the Commodity Price Earn-Out Payments without reduction, set-off, offset, or netting.
(e)    The Parties agree to the terms and provisions of Schedule 2.6(e).
ARTICLE 3

TITLE MATTERS
Section 3.1    Seller’s Title.
(a)    Without limiting the express provisions of this Agreement, this Article 3, the Special Warranty set forth in the Conveyance (subject to Section 7.9) and the Title Matters shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to title to the Assets.
(b)    The assignment, bill of sale and conveyance of the Assets to be delivered by Seller to Purchaser shall be substantially in the form of Exhibit C (the “Conveyance”).
Section 3.2    Certain Definitions.
(a)    As used in this Agreement, the term “Defensible Title” means that title of Seller that is deducible of record (or beneficial title in the case of contractual interest held pursuant to joint operating agreements), which, as of the Effective Time, Title Claim Date and solely with respect of the Special Warranty of Title or to the extent timely asserted in a Title Defect Notice as a Title Defect prior to the Title Claim Date, the Closing Date, subject to and except for Permitted Encumbrances:
(i)    entitles Seller to receive a share of the Hydrocarbons produced, saved and marketed from any Lease or Well (each, a “Subject Property”) throughout the productive life thereof (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest” or “NRI”) as to the applicable Target Depths, of not less than the “net revenue interest” share shown in Exhibit A-1 or Exhibit A-2 for such Subject Property as to such Target Depths, except for (1) decreases resulting from reversionary interests, carried interests, horizontal or vertical severances or other matters or changes in interest, in each case, stated in Exhibit A-1 or Exhibit A-2, (2) decreases in connection with those operations permitted under Section 7.5 in which Seller may after the date hereof be a non-consenting party, (3) decreases resulting from the election to ratify or the establishment or amendment of pools or units on or after the Execution Date if in compliance with Section 7.5, (4) decreases resulting from subsequent reversions after the Execution Date of interests to co-owners resulting from third party co-owner elections not to consent to an operation to the extent reflected in the after payout Net Revenue Interests reflected on Exhibit A-2, or resulting from actions permitted under Section 7.5, and (5) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries with respect to Imbalances disclosed on Schedule 5.15;
(ii)    obligates Seller to bear not greater than the “working interest” share shown in Exhibit A-1 or Exhibit A-2 of the costs and expenses for the maintenance and development of, and operations relating to, any Subject Property (a “Working Interest” or “WI”) as to the Target Depths, except for (1) increases resulting from matters stated in Exhibit A-1 or Exhibit A-2, (2) increases resulting from the carrying of the cost of non-participating owners or cotenants in Leases, Wells or Lands with respect to operations to the extent reflected in the Working Interests reflected on Exhibit A-1 or Exhibit A-2 for elections made by such owners or cotenants prior to the Execution Date, (3) increases resulting from contribution requirements with respect to defaulting or non-participating parties after the Execution Date under applicable operating, unit, pooling, pre-pooling or similar agreements, and (4) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest;
(iii)    with respect to the Target Depths, for each Lease for which Net Mineral Acres are specified on Exhibit A-1, entitles Seller to the number of Net Mineral Acres attributable to a Lease set forth in Exhibit A-1;
(iv)    with respect to the Leases set forth on Schedule 3.2(a)(iv), has a primary term expiration date no earlier than the primary term expiration date shown on Schedule 3.2(a)(iv) for such Lease (or is held by production, as shown on Exhibit A-1 for such Lease); and

(v)    is free and clear of liens and encumbrances on title that affect or encumber a Property.
(b)    As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that (i) with respect to the Target Depths, operates to increase the Net Revenue Interest of Seller as of the Effective Time, the Title Claim Date and the Closing Date in any Subject Property above that shown in Exhibit A-1 or Exhibit A-2, without causing a greater than proportionate increase in Seller’s Working Interest above that shown in Exhibit A-1 or Exhibit A-2 or (ii) with respect to the Target Depths for each Lease for which Net Mineral Acres are specified on Exhibit A-1, operates to increase the Net Mineral Acres covered by such Lease (provided that any such increase to Net Mineral Acres is not based on an increase related to part (iii) of the definition of Net Mineral Acres unless it is accompanied by at least a proportionate increase in Seller’s Net Revenue Interest) owned by Seller above that shown in Exhibit A-1. The Roy Well Additional Interest is not, and shall not be deemed, a Title Benefit as used in this Agreement.
(c)    As used in this Agreement, the term “Title Defect” shall mean any lien, encumbrance, obligation or defect that causes Seller’s title of any Subject Property to be less than Defensible Title as of the Effective Time, the Title Claim Date and the Closing Date; provided that “Title Defect” shall exclude the following:
(i)    defects based solely on a lack of information in Seller’s files or references to a document if such document is not in Seller’s files and such document is dated earlier than January 1, 2000;
(ii)    defects arising solely out of lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that the action was not authorized and may reasonably result in another Person’s superior claim of title to the relevant Subject Property;
(iii)    defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate Proceedings, unless Purchaser provides affirmative evidence that such failure or omission may reasonably result in another Person’s superior claim of title to the relevant Subject Property;
(iv)    defects based solely on a gap in Seller’s chain of title unless such gap is affirmatively shown to exist after a review of the available public and/or county records and the Records, by an abstract of title, title opinion, landman’s title chain or other reasonable written record of documents filed in any public/or county records (which documents shall be included in any Title Defect Notice);
(v)    defects that have been cured by applicable Laws of limitation, adverse possession or prescription;
(vi)    defects arising out of a lack of survey, unless a survey is expressly required by applicable Laws;

(vii)    defects asserting that non-consent or before and after-payout interests reflected on Exhibit A-2, in each case, do not transfer leasehold title or have not been recorded in the county records to the extent such interests have been forfeited or relinquished by or to a party in accordance with the terms of the applicable joint operating agreement;
(viii)    defects arising from (i) Leases dedicated to allocation wells (A) failing to have pooling provisions, (B) not allowing pooled units of sufficient size, or (C) otherwise restricting pooling, (ii) the Leases set forth on Schedule 3.2(c)(viii) expressly prohibiting allocation wells, except, as to this subclause (ii), with respect to any Well that is an allocation well and that is producing as of the Execution Date on any such Lease (other than the University Lands Leases), to the extent there is no agreement in effect with the applicable lessor that allocates production from such Well or (iii) with respect to future wells to be located on a Lease, such Lease failing to have pooling provisions, or allowing pooled units of a sufficient size, or otherwise restricting pooling;
(ix)    with respect to any Lease, defects based solely on the lack of production from any Well or the status of a Well as shut-in or temporarily abandoned, if the Lease(s) in question (and all rights to such Well and any production therefrom) are otherwise perpetuated in accordance with the Lease’s terms or applicable Law; and
(x)    defects expressly disclosed herein (including on any Schedule or Exhibit) to the extent that it would be reasonably apparent on the face of such disclosure that such defects apply to Seller’s quality of title to the assets.
(d)    As used herein, the term “Net Mineral Acres” means, as calculated separately with respect to each Lease with respect to the Target Depth, (i) the number of gross acres in the land, covered by such Lease, multiplied by (ii) the lessor’s undivided percentage mineral interest in such lands, multiplied by (iii) Seller’s working interest in such Lease. In the event the interest of Seller varies by tract or depth, there shall be a separate calculation made on a tract-by-tract or depth basis to determine the total Net Mineral Acres covered by a Lease.
Section 3.3    Definition of Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means any or all of the following:
(a)    royalties, nonparticipating royalty interests, net profits interests and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1 or Exhibit A-2 or increase Seller’s Working Interest above that shown in Exhibit A-1 or Exhibit A-2 without a corresponding increase in the Net Revenue Interest, in each case as to the Target Depths or (ii) for each Lease, reduce the number of Net Mineral Acres covered by a Lease below the amount set forth in Exhibit A-1 as to the Target Depths;
(b)    the terms and provisions of all Leases (including “Pugh” clauses or similar severance provisions that cause or have caused portions of Leases to be terminated), assignments and conveyances in the chain of title to the Leases, Contracts, Surface Rights, unit agreements, pooling agreements or orders, pre-pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the

Assets, to the extent that they do not, individually or in the aggregate result in or constitute an Unapproved Exception;
(c)    subject to compliance with Sections 3.5 and 7.7, Third Party consent requirements, and preferential rights to purchase the Assets applicable to this or a future transaction involving the Assets (but in the case of a Hard Consent, not with respect to any prior sale or assignment in the chain of title);
(d)    Third Party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Seller from the appropriate Persons on or prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;
(e)    liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions, such contested actions set forth on Schedule PE;
(f)    materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar or inchoate liens or charges arising in the ordinary course of business under Leases, Contracts, Surface Rights or Law for amounts (i) not yet delinquent (including any amounts being withheld as provided by Law), or (ii) if delinquent, being contested in good faith by appropriate actions, and which contested actions are set forth on Schedule PE;
(g)    defects or irregularities of title to which relevant statute(s) of limitation or prescription would bar any attachment or claim against the Seller’s title to the Properties;
(h)    any and all mortgages, outstanding deeds of trust, lien or other encumbrances that are to be irrevocably released as to all liens in the Assets thereunder at Closing;
(i)    all rights to consent, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if they are not required prior to the sale or conveyance or are of a type customarily obtained after Closing (which for the avoidance of doubt, shall not include Hard Consents);
(j)    rights of reassignment normally arising upon final intention to abandon or release all or any part of the Assets;
(k)    easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate result in or constitute an Unapproved Exception;
(l)    calls on Hydrocarbon production under existing Contracts set forth on Schedule 5.11;
(m)    all rights reserved to or vested in any Governmental Body (except as a lessor or mineral interest owner but a reserved right under its rules and regulations that are generally applicable to leases issued by such Governmental Body shall be deemed a Permitted Encumbrance unless an action taken results in an Unapproved Exception) to control or regulate any of the Assets in any manner and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any Governmental Authorization, franchise, grant, license or permit issued by any such Governmental Body;
(n)    any encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;
(o)    any prior oil and gas lease, or lien or encumbrance, that has not been made subject to a recorded release or surrender, but for which the terms of such instrument provide, or for which it is reasonably apparent based on relevant circumstances, that such instrument has expired or terminated, unless Purchaser provides affirmative evidence that such instrument is still in effect and provides another Person superior title;
(p)    any matters set forth on Schedule 5.7 or Schedule 3.3(p), including any effect the foregoing have on title, any Working Interest or Net Revenue Interest;
(q)    the treatment or classification of any horizontal Well as an allocation well that crosses more than one Lease or leasehold tract (including the failure to have any pooling or unit provisions or agreements for such Well), so long as (i) such Well is properly permitted by the Texas Railroad Commission and the allocation of Hydrocarbons produced from such well among such Leases or leasehold tracts is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that reasonably attributes to each such Lease or leasehold tract its share of such production and (ii) such treatment or classification does not violate a provision of any Lease that expressly prohibits allocation wells;
(r)    any maintenance of uniform interest provision in an operating agreement or similar agreement if waived by the parties having the right to enforce such provision or if the violation of such provision would not unwind or void the sale of the affected Asset hereunder;
(s)    liens created under deeds of trust, mortgages, and similar instruments by the lessor under a Lease covering the lessor’s surface and mineral interests in the land covered thereby to the extent such mortgages, deeds of trust, or similar instruments (i)  with respect to a producing well, do not contain express language that prohibits the lessors from entering into or conducting activities with regards to an oil and gas lease or otherwise invalidates an oil and gas lease and (ii) no mortgagee or lienholder of any such deeds of trust, mortgage, or similar instrument has, prior to the Closing Date, initiated foreclosure or similar proceedings against the interest of lessor in such Lease nor has Seller or its Affiliate received any written notice of any material default under any such mortgage, deed of trust or similar instrument;
(t)    Imbalances associated with the Assets;
(u)    limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of cotenants, surface or subsurface owners, or operators in a common property (including the rights of gravel, coal, timber and utility owners, licensees and/or lessees), provided the foregoing do not result in or constitute an Unapproved Exception;

(v)    Title Defects expressly waived in writing by Purchaser or expressly deemed waived by Purchaser pursuant to Section 3.4(a); and
(w)    any liens, charges, encumbrances, defects or irregularities in the ordinary course of business consisting of minor defects and irregularities in title or other restrictions (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of Hydrocarbons or similar Contracts or Surface Rights, or otherwise in the ordinary course of business), in each case, that, individually or in the aggregate, (i) are of a nature customarily accepted by prudent purchasers of oil and gas properties similarly situated to the Assets, and (ii) do not result in or constitute an Unapproved Exception.
Section 3.4    Notice of Title Defects Defect Adjustments.
(a)    Title Defects. To assert a Title Defect, Purchaser must deliver claim notices to Seller (each a “Title Defect Notice”) on or before 5:00 P.M. local time in Houston, Texas, on June 22, 2021 (the “Title Claim Date”), except as otherwise provided under Sections 3.5 or 3.6; provided, however, that Purchaser agrees that it shall use commercially reasonable efforts to furnish to Seller at least once every week, commencing on the fourteenth (14th) day following the Execution Date until the Title Claim Date with a preliminary Title Defect notice (which may be supplemented prior to the Title Claim Date) containing alleged Title Defects discovered during the preceding calendar week; provided that the failure to provide any such preliminary notice shall not affect Purchaser’s right to assert Title Defects at any time prior to the Title Claim Date. Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Subject Property (or portion thereof) affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Values of each Title Defect Property, (iv) to the extent in Purchaser’s possession or control or reasonably obtainable by Purchaser, supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to evaluate and determine the basis and existence of the alleged Title Defect(s) and (v) Purchaser’s good faith estimate of the Title Defect Amount and the computations and information upon which Purchaser’s estimate is based. Without limitation of the Special Warranty contained in the Conveyance (except for Title Defects of which Purchaser had actual Knowledge prior to the Title Claim Date which if not asserted in a timely Title Defect Notice shall be waived, provided that the threshold and deductible set forth in Section 3.4(i) shall not apply to Title Defects so asserted that would constitute a breach of the Special Warranty contained in the Conveyance), Purchaser shall be deemed to have waived for all purposes under this Article 3 all Title Defects that were not included in a Title Defect Notice delivered to Seller on or before the Title Claim Date. The failure of a Title Defect Notice to contain the items in Sections 3.4(a)(i) through (v) shall not render such notice void and ineffective if it otherwise materially complies with the provisions set forth in this Section 3.4(a).
(b)    Title Benefits. Seller shall have the right, but not the obligation, to deliver to Purchaser with respect to each Title Benefit a written notice (a “Title Benefit Notice”) asserting such Title Benefit on or before the Title Claim Date. Each Title Benefit Notice shall include (i) a description of the Title Benefit(s), (ii) the Subject Property affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Values of the Title Benefit Property, (iv) to the extent supporting documents reasonably necessary for Purchaser to evaluate and determine the basis and existence of the alleged Title Benefit(s) and (v) Seller’s estimate of the Title Benefit Amount, and the computations upon which Seller’s estimate is based. Seller shall be deemed to have waived for all purposes hereunder all Title Benefits that were not included in a Title Benefit Notice delivered to Purchaser on or before the Title Claim Date. The failure of a Title Benefit

Notice to contain the items in Sections 3.4(b)(i) through (v) shall not render such notice void and ineffective if it otherwise materially complies with the provisions set forth in this Section 3.4(b).
(c)    Cure Right; Defect Escrow.
(i)    Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser prior to the date that is two (2) Business Days prior to the Closing Date, to attempt, at its sole cost, to cure or remove any Title Defects of which it has been advised by Purchaser on or before the expiration of one hundred twenty (120) days counted from and after the Closing Date (or such longer period as may be mutually agreed to in writing by the Parties, the “Cure Period”), unless the Parties otherwise agree. If Seller so elects to cure any Title Defect, then (A) the Title Defect Property associated with such Title Defect will be conveyed by Seller to Purchaser at Closing, (B) Seller will have until the expiration of the Cure Period to attempt to cure the applicable Title Defect at Seller’s sole cost and expense, (C) if applicable, the Title Defect Amount (such Title Defect Amount for each such Title Defect being the average of the amount asserted in good faith by Purchaser in its Title Defect Notice with respect to such Title Defect and the amount proposed in good faith by Seller with respect to such Title Defect) of such Title Defect will be deposited into the Defect Escrow Account and will be released from the Defect Escrow Account in accordance with the terms of Section 3.4(c)(ii) below and (D) such election shall not waive or be deemed to waive Seller’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect.
(ii)    With respect to any Title Defect Amounts deposited into the Defect Escrow Account pursuant to Section 3.4(c)(i):
(A)    if Seller cures (or partially cures) any such Title Defect during the Cure Period and such Title Defect (or the cure thereof) is not the subject of a Title Disputed Matter as of such time, then (I) such Title Defect will thereafter no longer be considered for purposes of determining whether the Title Defect Deductible has been met (to the extent thereof, in the case of a partial cure), (II) if such Title Defect has been fully cured, the Parties shall instruct the Defect Escrow Agent to release to Seller from the Defect Escrow Account an amount equal to the Title Defect Amount thereof and (III) if such Title Defect has been partially cured, the Parties shall instruct the Defect Escrow Agent to release from the Defect Escrow Account (x) to Seller an amount equal to the amount by which such partial cure reduces the applicable Title Defect Amount and (y) to Purchaser the remainder of the applicable Title Defect Amount;
(B)    if Seller does not cure such Title Defect within the Cure Period and such Title Defect or attempted cure is not the subject of a Title Disputed Matter as of such time, then the Parties shall instruct the Defect Escrow Agent to release to Purchaser from the Defect Escrow Account an amount equal to the Title Defect Amount thereof; and
(C)    if Seller and Purchaser disagree regarding whether a Title Defect has been fully cured, then such matter shall be determined pursuant to Section 3.4(h) and the applicable amounts shall remain in the Defect Escrow Account until resolved pursuant thereto.
(d)    Remedies for Title Defects. In the event that any Title Defect asserted by Purchaser in accordance with Section 3.4(a) is not (x) waived by Purchaser (y) elected to be cured by Seller during the Cure Period pursuant to Section 3.4(c) or (z) cured before Closing, then Seller may elect, by delivery of written notice to Purchaser at least two (2) Business Days prior to the Closing Date, one of the following remedies with respect to such Title Defect:
(i)    reduce the Initial Purchase Price by the Title Defect Amount thereof determined pursuant to Sections 3.4(f) or 3.4(h);
(ii)    (A) with respect to any Title Defect Property that is a University Lands Property, only if the relevant Title Defect Amount equals or exceed one hundred percent (100%) of the Allocated Value of the applicable Title Defect Property, and (B) with respect to any Title Defect Property that is not a University Lands Property, only if the relevant Title Defect Amount equals or exceed fifty percent (50%) of the Allocated Value of the applicable Title Defect Property, retain the Title Defect Property, in which event the Initial Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property (proportionately reduced if the underlying Subject Property is only partially affected); or
(iii)    if applicable, terminate this Agreement pursuant to Article 10.
If Seller fails to deliver notice of its election prior to the date that is two (2) Business Days before Closing, Seller will be deemed to have made the election under Section 3.4(d)(i).
(e)    Remedies for Title Benefits. In the event that any Title Benefit asserted by Seller in accordance with Section 3.4(b) is not waived by Seller, then:
(i)    to the extent Purchaser and Seller agree on the Title Benefit Amount as calculated pursuant to Section 3.4(g), any final downward adjustments to the Initial Purchase Price shall be offset by such Title Benefit Amount; and
(ii)    to the extent there is no agreement under Section 3.4(e)(i) on or before the Closing Date, the disagreement between Seller and Purchaser regarding the Title Benefit Property or the Title Benefit Amount, as applicable, shall be submitted to arbitration in accordance with Section 3.4(h), and any determined Title Benefit Amount shall be used only to offset any final downward adjustments to the Initial Purchase Price as a result of Title Defects.
(f)    Title Defect Amounts. The “Title Defect Amount” resulting from a Title Defect shall be determined as follows without duplication:
(i)    if Purchaser and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
(ii)    if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the total amount necessary to be paid to release the Title Defect Property from all such lien, encumbrance or other charge;
(iii)    if the Title Defect represents solely a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in

Exhibit A-1 or Exhibit A-2, and (C) there is a proportionate reduction in the Working Interest for such Title Defect Property, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the actual amount of the decrease in Net Revenue Interest from that stated in Exhibit A or Exhibit A-1 and the denominator of which is the Net Revenue Interest stated in Exhibit A or Exhibit A-1; provided, however, that if the Title Defect does not affect the Title Defect Property throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only;
(iv)    if the Title Defect represent a discrepancy between (A) the number of Net Mineral Acres for any Title Defect Property for which Net Mineral Acres are specified on Exhibit A-1 and (B) the number of Net Mineral Acres stated in Exhibit A-1 for such Subject Property, and the Net Revenue Interest specified on Exhibit A-1 for such Property is also decreased by the same proportion as the Net Mineral Acres, then the Title Defect Amount shall be the product of the Allocated Value of the Title Defect Property multiplied by a fraction, the numerator of which is the actual amount of decrease in Net Mineral Acres from that stated in Exhibit A-1 and the denominator of which is the amount of Net Mineral Acres so stated in Exhibit A-1;
(v)    if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in Subsections (i), (ii), (iii), or (iv) above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation; and
(vi)    notwithstanding anything to the contrary in this Article 3, except for defects described in Section 3.4(f)(ii) with respect to an obligation which is not limited in recourse exclusively to the affected Property, the aggregate Title Defect Amounts under this Article 3 attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(g)    Title Benefit Amounts. The “Title Benefit Amount” resulting from a Title Benefit shall be (i) the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the actual amount of the increase in Net Revenue Interest from that stated in Exhibit A-1 or Exhibit A-2 and the denominator of which is the Net Revenue Interest stated in Exhibit A-1 or Exhibit A-2¨, or (ii) if the Title Benefit represent an increase in Net Mineral Acres from the number stated in Exhibit A-1 for such Subject Property and the Net Revenue Interest specified on Exhibit A-1 for such Property is also increased by the same proportion as the Net Mineral Acres, then the Title Benefit Amount shall be calculated by multiplying the positive difference in Net Mineral Acres by the price per Net Mineral Acre for such Title Benefit Property, as set out on Schedule 2.3(a) for such Title Benefit Property; provided, however, that (A) if the Title Benefit does not affect the applicable Title Benefit Property throughout its entire life, the Title Benefit Amount shall be reduced to take into account the applicable time period only and (B) in no event shall there be any adjustment or other remedy for any individual Title Benefit for which the Title Benefit Amount does not exceed an amount equal to the Individual Title Defect Threshold.
(h)    Title Disputed Matters. With respect to Title Defect Notices and Title Benefit Notices provided and received on or before the Title Claim Date, Seller and Purchaser shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts on or before the Closing Date, subject to Seller’s rights under Section 3.4(d)(i) and Section 3.4(d)(ii). If Seller and Purchaser are unable to agree by Closing, then, subject to Seller’s rights under Section 3.4(d)(i) and Section 3.4(d)(ii), (x) if applicable, the relevant Title Defect Amounts asserted by Purchaser will be deposited into the Defect Escrow Account at Closing and (y) the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute (the “Title Disputed Matters”) shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h). Likewise, if by the end of the Cure Period, Seller and Purchaser have been unable to agree upon whether such Title Defect has been cured, or Seller has failed to cure any Title Defects which Seller provided notice that Seller would attempt to cure and Seller and Purchaser have been unable to agree on the Title Defect Amounts for such Title Defects, then the such matter shall be treated as though it is a Title Disputed Matter and shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Texas as selected by mutual agreement of Purchaser and Seller within fifteen (15) days after the end of the Cure Period (or such other time as mutually agreed). Absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Title Arbitrator”). The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates or have any financial interest in the dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Section 3.4 and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the Title Disputed Matters (including the adequacy of any curative actions performed with respect thereto), as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any Title Disputed Matter. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Title Arbitrator. The Title Arbitrator may decide to hold the arbitration by video conferencing. Within ten (10) Business Days after the selection of the applicable Title Arbitrator, the Parties shall provide to such Title Arbitrator the documents and materials described in this Section 3.4(h), but a Party shall not be able to submit a Title Defect Notice or Title Benefit Notice different than what was submitted on or prior to the Title Claim Date, nor assert matters not asserted in such Title Defect Notice or Title Benefit Notice, nor assert a basis for a Title Defect or Title Benefit not asserted in such Title Defect Notice or Title Benefit Notice. With respect to any Title Disputed Matters:
(i)    Within five (5) Business Days after the Title Arbitrator has made a determination with respect to the Title Disputed Matters, Seller at its option may, notwithstanding such determination, elect the option set forth in Section 3.4(d)(ii), if applicable, with respect to any Title Defect Property subject to such determination, which shall become an Excluded Asset hereunder (and reassigned to Seller using a form of assignment substantially similar to the Conveyance, mutatis mutandis, if previously assigned to Purchaser), and the Purchase Price shall be adjusted as provided in Section 2.2 as if such Title Defect Property were excluded at Closing. The determination of the Title Arbitrator (and any subsequent exclusion election by Seller) shall be taken into account in the Final Settlement Statement; provided that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Title Defect Property subject thereto to the extent applicable.
(ii)    Promptly, but in no event later than five (5) Business Days, after the Title Arbitrator renders its decision as to any Title Disputed Matter or the Parties otherwise mutually agree in writing with respect to any Title Disputed Matter, and assuming Closing has occurred, the Parties shall instruct the Defect Escrow Agent to release to the applicable Party from the Defect Escrow Account such amounts as such Party is entitled after giving effect to such decision and the other terms and provisions of this Agreement; provided that if Seller has elected (or is deemed to have elected) to cure an applicable Title Defect and (x) the Cure Period or longer mutually agreed period has not expired as of such time and (y) the cure of such Title Defect was not the subject of the applicable Title Disputed Matter that has been resolved, then Section 3.4(c) shall apply with respect to the release of the applicable amounts from the Defect Escrow Account.
(iii)    Notwithstanding anything herein to the contrary, if Seller terminates this Agreement pursuant to Section 10.1(d) based on the failure of the condition set forth in Section 8.1(e) or Section 8.1(f) and Purchaser disputes Seller’s right to so terminate this Agreement, or if Purchaser terminates this Agreement pursuant to Section 10.1(e) based on the failure of the condition set forth in Section 8.2(e) or Section 8.2(f) and Seller disputes Purchaser’s right to so terminate this Agreement, then, in order to determine whether the “walk right” condition to closing is satisfied pursuant to any of Section 8.1(e), Section 8.1(f), Section 8.2(e) or Section 8.2(f), either Party may elect, by delivery of written notice to the other Party, to have each Title Disputed Matter or Environmental Disputed Matter resolved by expedited arbitration by the Title Arbitrator or the Environmental Arbitrator, as applicable, pursuant to this Section 3.4(h)(iii). In such case, within ten (10) days after such election, the Parties shall each submit to the Title Arbitrator or Environmental Arbitrator, as applicable, and one another a written statement of their respective positions on each such Title Disputed Matter or Environmental Disputed Matter. Each Party shall have ten (10) days from receipt of the other Party’s submission to submit a written response thereto. The Title Arbitrator or Environmental Arbitrator, as applicable, shall have the right to request additional information and materials it determines is appropriate in the circumstances. Notwithstanding the foregoing and without limitation of its applicable response rights, a Party shall not be able to submit a Title Defect Notice, Title Benefit Notice, or Environmental Defect Notice different than what was submitted on or prior to the Title Claim Date, or Environmental Claim Date, as applicable, nor assert matters not asserted in such Title Defect Notice, Title Benefit Notice or Environmental Defect Notice, nor assert a basis for a Title Defect, Title Benefit or Environmental Defect not asserted in such Title Defect Notice, Title Benefit Notice or Environmental Defect Notice. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Section 3.4(h)(iii). The Title Arbitrator shall act solely as an expert for the limited purpose of determining the disputed matters. No later than ten (10) days after the Parties each submit their written responses, the Title Arbitrator or Environmental Arbitrator, as applicable, shall make a determination on a Title Disputed Matter-by-Title Disputed Matter (or Environmental Disputed Matter-by-Environmental Disputed Matter, as applicable) basis by selecting the resolution proposed by one of the Parties in respect of each relevant Title Disputed Matter or Environmental Disputed Matter. The Title Arbitrator or Environmental Arbitrator, as applicable, shall provide the Parties with a written statement setting forth the basis of each determination in connection therewith. The decision of the Title Arbitrator or Environmental Arbitrator, as applicable, with respect to any relevant Title Disputed Matter or Environmental Disputed Matter shall be final, binding and conclusive, absent manifest error. The Termination Date shall be extended on a day-for-day basis pending resolution of any such dispute(s) pursuant to this Section 3.4(h)(iii), and no Party may terminate this Agreement pursuant to Section 10.1(b) pending such resolution; however, for the avoidance of doubt, upon receipt of the decision of the Title Arbitrator or Environmental Arbitrator, as applicable, (x) Purchaser shall be permitted to terminate this Agreement pursuant to Section 10.1(b) if Purchaser is entitled to do so on account of the “walk right” condition to closing pursuant to either Section 8.2(e) or Section 8.2(f) not being satisfied, and (y) Seller shall be permitted to terminate this Agreement pursuant to Section 10.1(b) if Seller is entitled to do so on account of the “walk right” condition to closing pursuant to Section 8.1(e) or Section 8.1(f) not being satisfied, in each case, based on the determinations of the Title Arbitrator or Environmental Arbitrator pursuant to this Section 3.4(h)(iii). If Closing shall occur, then the decision(s) of the Title Arbitrator or the Environmental Arbitrator, as applicable, under this Section 3.4(h)(iii) shall control for purposes of determining both the existence of any applicable Title Defect, Title Benefit or Environmental Defect, as applicable, or any applicable Title Defect Amounts, Title Benefit Amounts or Environmental Defect Amounts, as applicable; provided that, with respect to any relevant Title Defect, Seller shall not be deemed to have waived any rights to cure such Title Defect for which it has made a valid election to cure pursuant to Section 3.4(c). Notwithstanding the foregoing, if Seller has delivered a notice as provided in Section 3.4(c)(i), Seller may elect by written notice to Purchaser to delay the commencement of the arbitration pursuant to this Section 3.4(h)(iii) until the date that is thirty (30) days after the date of the termination notice, provided Seller may only make such election if removal of the aggregate Title Defect Amounts asserted by Purchaser in respect of the Title Defects Seller elected to cure from the determination of whether the condition set forth in Section 8.2(e) or Section 8.2(f) would result in the condition set forth in Section 8.2(e) or Section 8.2(f) being satisfied.
(i)    Limitations on Title Defects. Notwithstanding anything herein to the contrary, (A) in no event shall there be any adjustments to the Initial Purchase Price or other remedies provided by Seller under Article 3 for any individual Title Defect for which the Title Defect Amount does not exceed Seventy Five Thousand Dollars ($75,000) (the “Individual Title Defect Threshold”); and (B) in no event shall there be any adjustments to the Initial Purchase Price or other remedies provided by Seller for Title Defects unless the aggregate amount of all Title Defect Amounts for Title Defects under Article 3 that exceed the Individual Title Defect Threshold (minus the amount of any Title Benefit Amounts), exceeds a deductible in an amount equal to one and three quarters percent (1.75%) of the Initial Purchase Price (the “Title Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Initial Purchase Price or other available remedies under this Article 3 with respect to all Title Defects in excess of the Title Defect Deductible, subject to the Individual Title Defect Threshold. Except as expressly set forth in Section 3.5(a), the provisions of this Section 3.4(i) shall not apply to Title Defects relating to consent to assignment and preferential rights to purchase which shall be handled or treated under Section 3.5 and Section 7.7. The Allocated Value of any Subject Property retained by Seller in accordance with Section 3.4(d)(ii) may not be used in meeting the Title Defect Deductible. Notwithstanding anything herein to the contrary, for all purposes hereof and in all respects, including for purposes of determining whether the Individual Title Defect Threshold has been met or exceeded, (I) if (x) a Property has an Allocated Value as to both a Well and a Lease for one or more of the same Target Depths, and/or (y) the relevant matter affects multiple Target Depths underlying a particular Well or Lease, the Title Defect Amounts of all Title Defects arising out of or related to the same set of facts, the same lien, a common encumbrance, or a common loss of interest shall be aggregated, and (II) for purposes of clarity, if a Lease covers multiple tracts, all matters affecting such tracts derived from the same underlying set of facts or Title Defect shall be aggregated, it being acknowledged and agreed that Defensible Title is determined on a Lease basis (and not on a tract basis).
Section 3.5    Consents to Assignment and Preferential Rights to Purchase. Seller shall promptly, but in no event later than five (5) business days after the Execution Date, prepare and send (i) notices to the Third Party holders (based on its Records) (excluding Governmental Bodies, which are addressed elsewhere in this Agreement) of any Consents to assignment of any Assets requesting applicable Consents and (ii) notices to the holders of any applicable preferential rights to purchase any Assets at the address last known to Seller (based on its Records) requesting waivers of such preferential rights to purchase, in each case of (i) and (ii) that would be triggered by the purchase and sale contemplated by this Agreement and of which Seller has knowledge as set forth on Schedule 5.14 (such Consents and preferential rights, “Known Preferential Rights and Consents”). In the event either Party discovers prior to Closing a Consent requirement or preferential right to purchase that would be triggered by the purchase and sale contemplated by this Agreement but is not included in the Known Preferential Rights and Consents, Seller shall promptly prepare and send notices requesting such consents or waivers in the same manner as provided for Known Preferential Rights and Consents (and which, for purposes of Section 3.5(a), shall be deemed included in Known Preferential Rights and Consents). The consideration payable under this Agreement for any particular Assets for purposes of preferential purchase right notices shall be the Allocated Value for such Assets (proportionately reduced if an Asset is only partially affected). Purchaser shall cooperate with Seller in seeking to satisfy or obtain waivers of, as applicable, such Known Preferential Rights and Consents, provided neither Seller nor Purchaser shall be required to incur costs and expense in respect of same, except for costs incurred by Seller in connection with preparing and sending such notices and requests and except for the obligations of Purchaser set forth in Section 12.6. Notwithstanding anything contained herein to the contrary, provided that Seller complies with its obligations in this Section 3.5, Seller shall have no liability for failure to satisfy and/or obtain waivers of, Known Preferential Rights and Consents.
(a)    Consents. Seller shall notify Purchaser prior to Closing of all Known Preferential Rights and Consents that have not been waived or granted, as applicable, or that have been exercised in the case of preferential rights to purchase, and the Assets to which they pertain. The Asset(s) affected by a Hard Consent that is not satisfied as of Closing shall be excluded from the Assets to be acquired by Purchaser at Closing hereunder, and the Initial Purchase Price shall be reduced by the Allocated Value of the Asset(s) so excluded, except that there shall be no reduction to the Initial Purchase Price for those for which “back-to back” agreements are entered into. Seller shall continue after Closing to use commercially reasonable efforts (without obligation to incur any costs, obligations or liabilities) to obtain all Hard Consents that have not been obtained prior to Closing, including so that Seller’s right, title and interest in Assets excluded due to an unsatisfied Hard Consent so that the affected can be transferred to Purchaser upon the receipt of such consent. If any Hard Consent cannot be obtained, then at Purchaser’s reasonable request, Seller shall use its commercially reasonable efforts to provide Purchaser with the rights and benefits of the affected Asset (including entering into “back-to-back” agreements) for the term thereof, and, if Seller provides such rights and benefits, Purchaser shall assume all obligations and burdens thereunder which shall be Assumed Obligations. If an unsatisfied Hard Consent for which an Initial Purchase Price adjustment is made at the Closing as provided in this Section 3.5(a) is subsequently satisfied prior to the date of the final determination of the Final Settlement Statement (the “Final Settlement Date”), Seller shall receive an additional upward adjustment to the Initial Purchase Price in the Final Settlement Statement equal to the amount of the previous reduction in the Initial Purchase Price on account of the Hard Consent and the provisions of this Section 3.5 shall no longer apply except for the assignment made under the next sentence. Within five (5) Business Days of the Final Settlement Date, whether by agreement between Seller and Purchaser or the determination of an Independent Expert under Section 9.4(b) (or both), Seller shall assign to Purchaser using substantially the same form as the Conveyance, to the extent previously unassigned, each Asset subject to a Hard Consent that was subsequently satisfied after the Closing but prior to the Final Settlement Date and, to the extent not previously included in the adjustments to the Initial Purchase Price at Closing, the Parties shall account to one another under Section 2.2 and Section 2.3, in respect of such Asset. In cases where an Asset is subject to a Consent that is not a Hard Consent, the affected Asset shall be included in the Assets at the Closing (unless excluded pursuant to the other provisions of this Agreement) and (A) Purchaser shall be solely responsible after the Closing for satisfying such consent requirement at its sole cost, risk and expense, to the extent the applicable consent was not obtained or waived on or prior to the Closing, (B) Purchaser shall have no claim against, and hereby releases and indemnifies the Seller Indemnitees from any Damages for, the failure to obtain such consent, and (C) as part of the Assumed Obligations, Purchaser shall be solely responsible from and after the Closing for any and all Damages to the extent arising solely from the failure to obtain such Consent.
(b)    Exercised or Unexpired Preferential Rights to Purchase. If any preferential right to purchase any Property that would be triggered by the purchase and sale of Assets contemplated by this Agreement is (i) exercised prior to the Closing or (ii) is not exercised or waived prior to Closing and the time for exercise or waiver does not expire prior to Closing, such Property transferred to the exercising Third Party as a result of the exercise of such preferential right or such Property subject to such unwaived and unexpired preferential right to purchase shall be excluded from the Assets for all purposes hereunder, and the Initial Purchase Price shall be reduced under Section 2.2(b) by the Allocated Value for such Property (proportionately reduced if the preferential right affects only a portion of such Property). Seller shall retain the consideration paid by the Third Party pursuant to the exercise of such preferential right; provided, however, the adjustment made under this Section 3.5(b) for such Property shall not be subject to and may not be used in meeting the Individual Title Defect Threshold or the Title Defect Deductible. In the event (x) the holder of any preferential right to purchase any Asset validly exercises such preferential right prior to Closing but refuses or fails to consummate the purchase of such Asset as of the required date or (y) the time for exercise or waiver of a preferential right expires after the Closing without exercise thereof, as applicable, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller within thirty (30) days after receipt of notice from Seller of such failure to consummate, waiver or expiration, all such Assets or portions thereof not being sold to the Third Party for a purchase price equal to the Allocated Value of such Assets or portions thereof, and the Parties shall thereafter account to each other under Section 2.2 and Section 2.3; provided, however, Seller or Purchaser shall have no obligation of sale or purchase under this paragraph if the applicable failure to consummate, waiver or expiration does not occur before the Final Settlement Date.
(c)    University Lands CDA Consent.
(i)    From and after the Execution Date until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 10.1, the Parties shall cooperate in good faith to cause the Board for Lease of University Lands (the “Board for Lease”) to execute the University Lands CDA Consent. Seller shall be the lead contact and shall organize and schedule all meetings, discussions and calls with the Board for Lease, and Purchaser, its Affiliates or Representatives shall not contact or meet the Board for Lease without the prior express written consent of Seller. Seller shall promptly (and reasonably in advance) notify Purchaser of any meetings or discussions to be held with the Board for Lease in connection with the University Lands CDA Consent or other matters related to the CDA, and Purchaser and its Representatives shall be entitled to participate in all such meetings or discussions, whether in person or by electronic means. Purchaser shall provide to the Board for Lease any information in its possession, with respect to itself, its experience, finances and development plans for the lands covered by the CDA as are reasonably requested by the Board for Lease. Prior to the Closing, without Seller’s written consent, Purchaser shall not request any modification to the terms of the CDA or any University Lands Lease, nor request any additional agreements from the Board for Lease, including any amendments to the CDA, other than the 4.3(d) Amendment and the University Lands LFO Amendment.

(ii)    In connection with the foregoing efforts, Seller shall also request that the Board for Lease agree to include as part of the University Lands CDA Consent, the 4.3(d) Amendment or otherwise approve the 4.3(d) Amendment and Seller shall, subject to Section 3.5(c)(iv), use its reasonable best efforts to cause the Board for Lease to so include the 4.3(d) Amendment as part of the University Lands CDA Consent or otherwise have the Board for Lease approve the 4.3(d) Amendment. Obtaining the 4.3(d) Amendment shall not be a condition to Closing. However, if the 4.3(d) Amendment is not obtained prior to Closing and the NYMEX WTI Crude Price Average for any of calendar years 2023, 2024 or 2025 is less than Forty-Five Dollars ($45) per barrel, then Seller shall make a one-time payment to Purchaser of Fifteen Million Dollars ($15,000,000) no later than January 15th of the calendar year following the calendar year for which the payment obligation was triggered, which payment shall be made by wire transfer in immediately available funds to such account as has been designated in writing by Purchaser to Seller at least three Business Days prior to such payment (the “4.3(d) Amendment Payment”). Seller will only have the obligation to make the 4.3(d) Amendment Payment once, and shall not be required to make more than the one 4.3(d) Amendment Payment even if the triggering conditions are met for a subsequent year after the year for which the 4.3(d) Amendment Payment was triggered and paid as provided in this Section 3.5(c). Without limitation of the other express terms and conditions of this Agreement and Purchaser’s rights and remedies available hereunder, the Parties agree that the 4.3(d) Amendment Payment shall constitute liquidated damages and the sole and exclusive remedy of Purchaser and obligation of Seller related to not obtaining the 4.3(d) Amendment. Seller and Purchaser agree upon the 4.3(d) Amendment Payment as liquidated damages due to the difficulty and inconvenience of measuring actual damages in respect of not obtaining the 4.3(d) Amendment and the uncertainty thereof, and Seller and Purchaser agree that such amount would be a reasonable estimate of Seller’s loss in the event the 4.3(d) Amendment is not so obtained.
(iii)    For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any 4.3(d) Amendment Payment made under this Section 3.5(c) as an adjustment to the Purchase Price.
(iv)    Notwithstanding the foregoing, neither Party shall be required to pay any transfer fee or similar payment to the Board for Lease, or perform or create any obligation to perform any actions, in order to cause the Board for Lease to execute the University Lands CDA Consent or to approve the 4.3(d) Amendment, and any agreement made by a Party in connection with the foregoing shall be the sole responsibility of such Party, and with respect to such an agreement by Purchaser shall be deemed an Assumed Obligation and with respect to such an agreement made by Seller shall be deemed a Retained Liability.
Section 3.6    Casualty or Condemnation Loss. Subject to the provisions of Sections 8.1(e) and 8.2(d), if, after the Execution Date but prior to the Closing Date, any portion of the Assets is affected by a Casualty Loss or is taken in condemnation or under right of eminent domain (such portion of Assets, the “Casualty Assets”), and the loss as a result of such Casualty Loss or taking exceeds Two Hundred Fifty Thousand Dollars ($250,000), Seller shall promptly notify Purchaser such event and shall reasonably inform Purchaser of the particulars of such event and shall elect by written notice to Purchaser prior to the Closing either (a) to cause the Casualty Assets to be repaired or restored, on or before one (1) Business Day prior to the Closing Date, to at least its condition prior to the applicable Casualty Loss, at Seller’s sole cost (without an adjustment to the Initial Purchase Price pursuant to Section 2.2 or otherwise), as promptly as reasonably practicable (which work may extend after the Closing Date), (b) solely with respect to any Casualty Assets that was taken in a condemnation or under right of eminent domain, unless such taking or condemnation is waived by Purchaser, to exclude such Casualty Assets from the Assets and reduced the Initial Purchase Price by the Allocated Values of the such Casualty Assets or (c) provided Seller has insurance coverage in scope and amounts customarily provided for in a joint operating agreement for the area, to include the Casualty Assets in the Assets delivered at Closing (unless excluded pursuant to the other provisions of this Agreement) and assign to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest in and to all rights of insurance and other claims against Third Parties that arise from or by their terms cover the applicable casualty or taking. If Seller makes an election under (a) of the preceding sentence, Seller shall retain all of the aforementioned rights to insurance and other claims against Third Parties (including common law claims to just compensation) with respect to the applicable Casualty Loss or taking except to the extent the Parties otherwise agree in writing.
Section 3.7    Limitations on Applicability. THE RIGHTS OF PURCHASER UNDER SECTION 3.4(A) SHALL TERMINATE AS OF THE TITLE CLAIM DATE AND BE OF NO FURTHER FORCE AND EFFECT THEREAFTER, PROVIDED THERE SHALL BE NO TERMINATION OF PURCHASER’S OR SELLER’S RIGHTS UNDER SECTION 3.4 WITH RESPECT TO ANY BONA FIDE TITLE DEFECT PROPERLY REPORTED IN A TITLE DEFECT NOTICE OR BONA FIDE TITLE BENEFIT PROPERLY REPORTED IN A TITLE BENEFIT NOTICE ON OR BEFORE THE TITLE CLAIM DATE. EXCEPT AS PROVIDED IN THIS ARTICLE 3 AND FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9) AND WITHOUT LIMITATION OF SELLER INDEMNITY OBLIGATIONS, PURCHASER, ON BEHALF OF ITSELF AND THE PURCHASER INDEMNITEES, RELEASES, REMISES AND FOREVER DISCHARGES THE SELLER INDEMNITEES FROM ANY AND ALL DAMAGES, SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER OR ANY PURCHASER INDEMNITEE MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER LIEN, ENCUMBRANCE, COVENANT, OBLIGATION, OR DEFICIENCY AFFECTING TITLE TO ANY ASSET.
ARTICLE 4

ENVIRONMENTAL MATTERS
Section 4.1    Assessment. From and after the Execution Date and up to and including the Environmental Claim Date (or upon the earlier termination of this Agreement) but subject to (a) applicable Laws, (b) the limitations set forth herein and in Section 7.1 and Section 7.6, and (c) obtaining all Consents of Third Parties, including Third Party operators of any Assets (which Consents Seller shall use its commercially reasonable efforts to obtain but Seller shall not be required to pay any consideration or assume any obligation therefor), Purchaser may, at its option, cause a Phase I environmental assessment of all or any portion of the Assets to be conducted by New Tech Global Environmental, LLC, Spirit Environmental, LLC or one or more other reputable environmental consulting or engineering firms approved in advance in writing by Seller (such approval not to be unreasonably withheld, conditioned or delayed) (as used herein, both individually and collectively, the “Environmental Consultant”) such Phase I to consist of the conduct visual inspections and record reviews, including their condition and their compliance with Environmental Laws (the “Assessment”). The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and all of Purchaser’s and the Environmental Consultant’s activity conducted under this Section 4.1 and Section 7.1 shall be subject to the indemnity provisions of Section 7.6. Purchaser’s right of access shall not, without the prior written consent of Seller, entitle Purchaser to conduct any sampling, boring, testing, sampling or other invasive activities (“Invasive Activities”). If the Environmental Consultant discovers evidence of a condition that would be an Environmental Defect and reasonably believes after conducting the Assessment that Invasive Activities are required to determine an Environmental Defect Amount with respect to any Asset identified in the Assessment, Purchaser shall (i) furnish Seller with a written notice that describes in reasonable detail the reasons the Environmental Consultant is unable to determine the applicable Environmental Defect Amount without conducting Invasive Activities, (ii) furnish Seller with a written description of the proposed Invasive Activities to be conducted, and a description of the approximate location and expected timing of such activities, and (iii) obtain the prior written consent of Seller or any Third Party operator, as applicable, which Seller and Third Party operator may refuse in their sole discretion. In the event that Purchaser reasonably requests to conduct Invasive Activities with respect to a Property in circumstances described in the preceding sentence, and such Invasive Activities are denied such that no Invasive Activities are allowed to be conducted with respect to such Property, then, in each case, by written notice to Seller on or before the Environmental Claim Date, Purchaser may elect to exclude such Property from the transactions contemplated by this Agreement and reduce the Purchase Price by an amount equal to the Allocated Value of such Properties (and such Properties shall thereafter be Excluded Assets for all purposes under this Agreement). Seller has the right to be present during the Assessment. Purchaser shall coordinate its Assessment with Seller to minimize any inconvenience to or interruption of the conduct of business by Seller. Purchaser, the Environmental Consultant, and their respective agents, employees and representatives shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including the Assessment. Upon Seller’s request, Purchaser agrees to promptly provide, but not later than the Environmental Claim Date, copies of all final Phase I environmental assessment reports (or final reports prepared based on its visual inspections, record reviews and interviews) prepared or compiled by the Environmental Consultant in connection with the Assessment. Seller shall not be deemed by its receipt of said reports or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or the accuracy of said documents or the information contained therein. During all periods that Purchaser, the Environmental Consultant, or any of their respective agents, employees or representatives are on the Assets, Purchaser shall maintain, at its sole expense and with reputable insurers, such insurance as is reasonably sufficient to support Purchaser’s indemnity obligations under Section 7.6. All information (including all reports, results and documentation containing such information) acquired by Purchaser, the Environmental Consultant, or their respective agents, employees or representatives, in conducting the Assessment under this Section shall be subject to the Confidentiality Agreement.
Section 4.2    NORM. Purchaser acknowledges the following:
(a)    The Assets have been used for exploration, development, production, processing and/or gathering of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Properties or associated with the Assets.
(b)    Equipment and sites included in the Assets may contain asbestos, Hazardous Materials, or NORM.
(c)    NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.
(d)    The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or Hazardous Materials.
(e)    NORM containing material and other wastes or Hazardous Materials may have come in contact with the soil.
(f)    Special procedures may be required for the remediation, removal, transportation, or disposal of soil, wastes, asbestos, Hazardous Materials, and NORM from the Assets.
Section 4.3    Notice of Violations of Environmental Laws. Purchaser shall deliver claim notices to Seller in writing (an “Environmental Defect Notice”), on or before 5:00 P.M. local time in Houston, Texas, on June 22, 2021 (the “Environmental Claim Date”), of each individual matter, condition or circumstance that (a) causes any Asset (or Seller with respect to any Asset) or the operation thereof to be in violation of any Environmental Law or any environmental permit, or (b) that requires, or will require, once discovered (whether with notice or the passage of time), Remediation under Environmental Laws, in each case of (a) and (b) that would result in the Environmental Defect Amount exceeding One Hundred Thousand Dollars ($100,000) (such amount with respect to an Environmental Defect (defined below), the “Individual Environmental Defect Threshold”) (either of (a) or (b), an “Environmental Defect”); provided, however, that Purchaser agrees that it shall use commercially reasonable efforts to furnish to Seller at least once every week, commencing on the fourteenth (14th) day following the Execution Date until the Environmental Claim Date with a preliminary Environmental Defect Notice (which may be supplemented prior to the Environmental Claim Date) containing alleged Environmental Defects discovered during the preceding calendar week; provided that the failure to provide any such preliminary notice shall not affect Purchaser’s right to assert Environmental Defects (or receive remedies therefor as provided in this Agreement) at any time prior to the Environmental Claim Date. The Environmental Defect Notice shall provide (i) a reasonably detailed description of the specific matter that is an alleged violation of Environmental Law; (ii) the Assets affected (the “Environmental Defect Property”); (iii) a reasonable estimate of the Environmental Defect Amount; and (iv) to the extent in Purchaser’s possession or control or reasonably obtainable by Purchaser, supporting documents reasonably necessary for Seller to evaluate the existence of the facts alleged in the Environmental Defect Notice. As used herein, the “Environmental Defect Amount” means an amount equal to the Lowest Cost Response applicable to an Environmental Defect. The failure of an Environmental Defect Notice to contain the items in Sections 4.3(i) through (iv) shall not render such notice void and ineffective if it otherwise complies with the provisions set forth in this Section 4.3 in all material respects.
Section 4.4    Remedies for Environmental Defects.
(a)    With respect to an Environmental Defect and related Environmental Defect Amount properly and timely asserted by Purchaser in an Environmental Defect Notice, subject to Seller’s continuing right to contest such Environmental Defect or Environmental Defect Amount under Section 4.4(b), Seller shall, at its sole election, elect one of the following options, by providing written notice to Purchaser at least two (2) Business Days prior to Closing:
(i)    reduce the Initial Purchase Price by the Environmental Defect Amount of such Environmental Defect asserted by Purchaser (or otherwise agreed to in writing by the Parties);
(ii)    retain the Environmental Defect Properties subject to (or alleged to be subject to) such Environmental Defect and any directly related Assets from the transaction contemplated hereby and reduce the Initial Purchase Price by the Allocated Value of each such retained Assets; provided that this option applies (A) with respect to any Environmental Defect Property that is a University Lands Property, only if the relevant Environmental Defect Amounts equal or exceed one hundred percent (100%) of the Allocated Value of the applicable Environmental Defect Properties, and (B) with respect to any Lease or Well that is not a University Lands Property, only if the relevant Environmental Defect Amounts equal or exceed fifty percent (50%) of the Allocated Value of the applicable Environmental Defect Properties;
(iii)    perform or cause to be performed prior to the Closing, at the sole cost and expense of Seller, such remedial operations as are contemplated by the Lowest Cost Response that Remediate the alleged Environmental Defect;
(iv)    only with Purchaser’s prior written consent, enter into an agreement with Purchaser whereby Seller will as soon as reasonably practicable after Closing, at the sole cost and expense of Seller, perform or cause to be performed such operations as are the Lowest Cost Response that Remediate the matter disclosed in such Environmental Defect Notice;
(v)    only with Purchaser’s prior written consent, indemnify Purchaser against all Damages resulting from such Environmental Defect under an indemnity agreement in a form and substance reasonably acceptable to the Parties;
(vi)    if the Lowest Cost Response is limited exclusively to paying a fine or penalty and no further Remediation is required with respect thereto, Seller may cure such Environmental Defect by electing to timely pay such fine or penalty; or
(vii)    if applicable, terminate this Agreement pursuant to Article 10.

If Seller elects the option set forth in Section 4.4(a)(i), then Purchaser shall be deemed to have assumed responsibility for all costs and expenses to the extent attributable to the Remediation of the applicable Environmental Defect and all Damages with respect thereto.
If Seller fails to deliver notice of its election prior to the date that is two (2) Business Days before Closing, Seller will be deemed to have made the election under Section 4.4(a)(i).
In addition to the foregoing, subject to Seller’s continuing right to contest such Environmental Defect or Environmental Defect Amount under Section 4.4(b), if the relevant Environmental Defect Amounts of an Environmental Defect equal or exceed one hundred percent (100%) of the Allocated Value of the applicable Environmental Defect Properties, then Purchaser may elect, by delivery of written notice to Seller at least one (1) Business Day prior to Closing, to exclude any such Environmental Defect Properties from the transactions contemplated hereby, in which case Seller shall retain such Environmental Defect Properties that Purchaser has so elected to exclude and the Initial Purchase Price shall be reduced by the Allocated Value of each such retained Environmental Defect Properties.
(b)    Seller and Purchaser shall attempt to agree on all timely alleged Environmental Defects and Environmental Defect Amounts, and the sufficiency of any cures performed pursuant to Section 4.4(b), prior to the Closing Date. If Seller and Purchaser are unable to agree prior to the Closing Date, (x) if applicable, the relevant asserted Environmental Defect Amounts (such Environmental Defect Amounts for each such Environmental Defect being the average of the amount asserted in good faith by Purchaser in its Environmental Defect Notice with respect to such Environmental Defect and the amount proposed in good faith by Seller with respect to such Environmental Defect) will be deposited into the Defect Escrow Account at Closing and (y) the Environmental Defects, proposed cures and Environmental Defect Amounts in dispute (the “Environmental Disputed Matters”) shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4(b). During the thirty (30) period following the Closing Date, Environmental Disputed Matters shall be submitted to an environmental attorney with at least ten (10) years’ experience in evaluating the compliance with Environmental Laws of oil and gas assets similarly situated to the Assets in Texas, as selected by mutual agreement of Purchaser and Seller or, absent such agreement during the thirty (30) day period, by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”). The Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates or have any financial interest in the dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 4.4(b). The Environmental Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in Article 4 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including environmental attorneys from other states and professional environmental consultants. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects, attempted cures, and Environmental Defect Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Environmental Arbitrator. Within ten (10) Business Days after the selection of the applicable Environmental Arbitrator, the Parties shall provide to such Environmental Arbitrator the documents and materials described in this Section 4.4(b), as applicable, and any other material that a Party reasonably deems applicable to the resolution of the Environmental Disputed Matters, but in no case may a Party assert (y) a new Environmental Defect that was not asserted in such Environmental Defect Notice or (z) a new basis for an Environmental Defect that was not asserted in such Environmental Defect Notice. The determination of the Environmental Arbitrator shall be taken into account in the Final Settlement Statement; provided that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Environmental Defect Property subject thereto to the extent applicable. With respect to any Environmental Disputed Matters:
(i)    Promptly, but in no event later than five (5) Business Days, after the Environmental Arbitrator renders its decision as to any Environmental Disputed Matter or the Parties otherwise mutually agree in writing with respect to any Environmental Disputed Matter, and assuming Closing has occurred, the Parties shall instruct the Defect Escrow Agent to release to the applicable Party from the Defect Escrow Account such amounts as such Party is entitled after giving effect to such decision and the other terms and provisions of this Agreement.
(ii)    Notwithstanding anything herein to the contrary, if the Environmental Arbitrator must resolve one or more Environmental Disputed Matters in order to determine whether the “walk right” condition to closing is satisfied pursuant to any of Section 8.1(e), Section 8.1(f), Section 8.2(e) or Section 8.2(f), then the terms and provisions of Section 3.4(h)(iii) shall apply with respect thereto.
(c)    Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Initial Purchase Price or other remedies provided by Seller for individual Environmental Defects for which the Environmental Defect Amount does not exceed the Individual Environmental Defect Threshold, and (ii) in no event shall there be any adjustments to the Initial Purchase Price or other remedies provided by Seller in this Section 4.4 for Environmental Defects unless and until the aggregate amount of all Environmental Defect Amounts that exceed the Individual Environmental Defect Threshold, exceeds a deductible in an amount equal to two percent (2%) of the Initial Purchase Price (the “Environmental Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Initial Purchase Price or other available remedies under this Section 4.4 with respect to Environmental Defects in excess of the Environmental Defect Deductible, subject to the Individual Environmental Defect Threshold, Seller’s elections under this Section 4.4. The Allocated Value of any Property (or affected portion thereof) retained by Seller in accordance with Section 4.4(a)(ii) may not be used in meeting the Environmental Defect Deductible.
Section 4.5    Limitations. Notwithstanding anything to the contrary in this Agreement, this Article 4 and the Environmental Matters are intended to be the sole and exclusive remedy that Purchaser Indemnitees shall have against Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health. Except to the limited extent necessary to enforce the terms of this Article 4 and the Environmental Matters, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) hereby releases and discharges any and all claims and remedies at Law or in equity, known or unknown, whether now existing or arising in the future, contingent or otherwise, against the Seller

Indemnitees with respect to any matter or circumstance to the extent relating to Environmental Laws or caused by an event or omission that is a violation of Environmental Laws, the release of materials into the environment or protection of the environment or health EVEN IF SUCH CLAIMS OR DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, GROSS OR CONCURRENT, EXCLUDING WILLFUL MISCONDUCT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES. Purchaser acknowledges that except as set forth in Section 5.18, Seller has not made and will not make any representation or warranty directly regarding compliance with Environmental Law, any Environmental Defect, any release of Hazardous Materials into the environment or any other matter relating to any Environmental Law or protection of the environment, and that nothing in this Agreement or otherwise shall be construed as such a representation or warranty.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER
Section 5.1    Disclaimers.
(a)    EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITH RESPECT TO THE ASSETS AND THE TRANSACTIONS CONTEMPLATED HEREBY (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, STATUTORY, EXPRESS OR IMPLIED, AND (II) PURCHASER HAS NOT RELIED UPON, AND SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING AND INCLUDING THE ACCURACY OR COMPLETENESS THEREOF) TO PURCHASER OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY EMPLOYEE, AGENT, OFFICER, DIRECTOR, MEMBER, MANAGER, EQUITY OWNER, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).
(b)    EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS, AND PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY,

STATUTORY, EXPRESS OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, (VI) ANY ESTIMATES OF OPERATING COSTS AND CAPITAL REQUIREMENTS FOR ANY WELL, OPERATION, OR PROJECT, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT, TRADEMARK, TRADE DRESS, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY INFRINGEMENT, OR (X) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT, EXCEPT FOR THE SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE CONVEYANCE (SUBJECT TO SECTION 7.9) AND AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE EQUIPMENT, IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.
(c)    Matters may be disclosed on a Schedule to this Agreement for purposes of information only. Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the matters disclosed reasonably relate, to the extent such relationship is readily apparent on the face of such disclosure. The fact that any item of information is disclosed in a Schedule to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or a material adverse effect, as applicable, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement, but such disclosure shall otherwise be effective as to such matter for all purposes of the representation and warranty that it qualifies.
(d)    Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser, as of the Execution Date and as of the Closing Date, the matters set out in Sections 5.2 through 5.26.
Section 5.2    Existence and Qualification. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business as a foreign limited liability company where the Assets are located to the extent required by Law, except where the failure to so qualify would not have a Material Adverse Effect.
Section 5.3    Power. Seller has the requisite limited liability company power to enter into and perform this Agreement and each other Transaction Document to be executed by Seller in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 5.4    Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all other Transaction Documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 5.5    No Conflicts. Except for Permitted Exceptions, the execution, delivery and performance of this Agreement by Seller, and the consummation by Seller of the transactions contemplated by this Agreement, will not (a) violate any provision of the Charter Documents of Seller, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Seller is a party and which affects the Assets, (c) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or (d) violate any Laws applicable to Seller or any of the Assets (except for rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests), except in case of (b) or (d) such matters as would not adversely affect the specific affected Assets in any material respect.
Section 5.6    Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement, any other Transaction Document or the transaction contemplated hereby.
Section 5.7    Litigation. Except as disclosed on Schedule 5.7, (a) there are no pending Proceedings initiated by or against Seller as a party that relate to the Assets, (b) there is no pending Proceeding for which Seller has received written notice from any Governmental Body or arbitrator to which any of the Assets are subject (and to Seller’s Knowledge if Seller is not a named party), (c) there is no Proceedings that has been initiated by a Third Party that seeks to enjoin or prohibit any transaction contemplated by this Agreement or any other Transaction Document, and (d) to Seller’s Knowledge, no Proceeding relating to the Assets has been threatened in writing against Seller or the Assets or by Seller relating to the Assets.
Section 5.8    Taxes and Assessments. Except as disclosed on Schedule 5.8:
(a)    All Property Taxes that have become due and payable have been duly paid, and all Tax Returns required to be filed with respect to such Property Taxes have been duly and timely filed and each such Tax Return is true, correct and complete in all material respects.
(b)    All withholding Tax requirements imposed on or with respect to the Assets have been satisfied in all material respects.
(c)    There are no liens (other than liens for current period Taxes not yet due and payable) on any of the Assets attributable to unpaid Taxes.
(d)    There is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Property Tax.
(e)    No extension of time within which to file any Tax Return with respect to Property Taxes currently in effect.
(f)    No audit, litigation or other proceeding with respect to Property Taxes has been commenced by any Governmental Body or is presently pending, and Seller has not received written notice of any pending claim against it from any applicable Governmental Body for assessment of Property Taxes and, to Seller’s Knowledge, no such claim has been threatened; and
(g)    None of the Assets is subject to any Tax partnership agreement or is otherwise treated as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
Section 5.9    Outstanding Capital Commitments. As of the Execution Date, there is no individual outstanding authority for expenditure or other commitment to make capital expenditures for any incomplete operation which is binding on the Assets, the value of which Seller reasonably anticipates exceeds One Hundred Thousand Dollars ($100,000) chargeable to Seller’s interests participating in the operation covered by such authority for expenditure or commitment after the Effective Time, other than those shown on Schedule 5.9.

Section 5.10    Compliance with Laws. Except as disclosed on Schedule 5.10 and except for Environmental Laws (which are addressed in Section 5.19) and Tax matters (which are addressed in Section 5.8), (a) Seller has complied with all applicable Laws in all material respects with respect to Seller’s ownership, development, operation, maintenance and use of the Assets, (b) the Seller Operated Assets are, and the ownership, development, operation, maintenance and use of the Seller Operated Assets has been and currently is, in compliance, in all material respects, with the provisions and requirements of all applicable Laws, and (c) to Seller’s Knowledge, the Non-Operated Assets are, and the ownership, development, operation, maintenance and use of the Non-Operated Assets has been and currently is, in compliance, in all material respects, with the provisions and requirements of all applicable Laws.
Section 5.11    Contracts.
(a)    Except as disclosed on Schedule 5.11(a), (i) Seller is not and, to Seller’s Knowledge, no other party is, in material breach or default under any Material Contract, (ii) neither Seller nor any of its Affiliates has received or delivered any written notice alleging any material breach or default under any Material Contract that has not been resolved, (iii) the Material Contracts are in full force and effect and are legal, valid and binding obligations of Seller, and, to Seller’s Knowledge, each other party thereto, in each case in accordance with their respective terms, and (iv) to Seller’s Knowledge there are no material unresolved disputes pertaining to any Material Contract. Seller has provided or made available to Purchaser complete and accurate copies of the Material Contracts as of 11:59 P.M. (local time in Houston, Texas) on May 18, 2021 (except for the Material Contracts listed to Schedule 5.11(b)(ii) which have been made available to Purchaser on or before the Execution Date), including all exhibits, schedules, appendices, amendments, supplements or modifications thereto, or written waivers thereof. Without limitation of the foregoing, with respect to the CDA, except as disclosed on Schedule 5.11(a), (y) to Seller’s Knowledge, Seller is not in breach or default of any provision of the CDA in a material respect (or for which such breach would entitle the counterparty to a remedy that is adverse in a material respect to any material rights of Seller with respect to any University Lands Property) and (z) neither Seller nor any of its Affiliates has received any written notice alleging any breach or default under the CDA, whether or not the same has been resolved.
(b)    Except for any agreements entered into by Seller as provided in Section 7.5(a) and for the agreements pursuant to which Seller conveys the Roy Well Additional Interest, Schedule 5.11(b)(i) and Schedule 5.11(b)(ii) sets forth a true, complete and accurate list of all of the following Contracts included in the Assets or to which any of the Assets will be bound as of the Closing (collectively, the “Material Contracts”):
(i)    any agreement with any Affiliate of Seller;
(ii)    any agreement or contract for the sale, exchange or other disposition of Hydrocarbons produced from or attributable to Seller’s interest in the Assets that is not cancelable without penalty or payment, in each case other than de minimis amounts, on not more than sixty (60) days prior written notice;

(iii)    Contracts for the marketing, gathering, processing, treatment, storage, transportation or processing of Hydrocarbons, including (A) any Contracts containing any dedications of Properties (or Hydrocarbons produced from or allocated thereto) for marketing, gathering, processing, treatment, storage, transportation or processing activities or (B) any Contracts that contain any minimum volume, delivery, transportation, processing, production or throughput commitments, including any such Contract that requires Seller to pay a deficiency payment or similar obligation if Seller fails to satisfy such commitment (any Contract described in Clauses (A) or (B), a “Dedication/MVC Contract”);
(iv)    any agreement of or binding upon Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Properties after the Effective Time, other than (A) conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Properties and (B) preferential rights to purchase, which are addressed in Section 5.14;
(v)    joint operating agreements, area of mutual interest agreements (or that contain area of mutual interest or similar provisions), farmout and farmin agreements, joint development agreements, exploration agreements, participation agreements, unitization, pooling and communization agreements and orders, pre-pooling agreements, joint venture agreements, non-compete agreements, production sharing agreements or any other agreement with any express drilling or development obligations to the extent the same have not been fully performed or fulfilled and would be binding on Purchaser or the Assets after Closing;
(vi)    Contracts requiring Seller or its Affiliates to post guarantees, bonds, letters of credit or similar financial agreements;
(vii)    Contracts that provide for a call upon, option to purchase or similar right with respect to any of the Assets (including any Hydrocarbons produced therefrom or allocated thereto);
(viii)    Contracts for salt water or fresh water disposal, gathering, processing, transportation or other similar agreements, or any water rights or water source agreements; and
(ix)    Contracts that can reasonably be expected to involve aggregate payments by, or aggregate proceeds or revenues to, Seller or any of its Affiliates in excess of One Hundred Thousand Dollars ($100,000) during the current year or any subsequent fiscal year.
(c)    Schedule 5.11(c) sets forth a true, complete and accurate list of (i) all Dedication/MVC Contracts and (ii) the most recent volumetric deficiency balances (if any) based on information available to Seller as of the Execution Date accrued under the Dedication/MVC Contracts. Except as set forth on Schedule 5.11(c), (A) since January 1, 2020, Seller has not paid or been required to pay deficiency payments or similar obligations (or become subject to any penalty or similar loss) arising under any Dedication/MVC Contract and (B) to Seller’s Knowledge, as of the Execution Date, Seller does not have any volumetric deficiency balance accrued under any Dedication/MVC Contract. Seller is current on, and not in default or delinquent with respect to, any payment obligations related to such deficiency payments or similar obligations or any such accrued volumetric deficiency balances under any Dedication/MVC Contract.

Section 5.12    Payments for Production. Except as set forth on Schedule 5.12 and for obligations of Seller with respect to Imbalances (which are addressed in Section 5.15) or minimum throughput commitments in any Dedication/MVC Contract, Seller is not obligated under any contract or agreement containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to sell, gather, deliver, process, or transport any Hydrocarbons without then or thereafter receiving full payment therefor.
Section 5.13    Governmental Authorizations; Permits. Except as disclosed on Schedule 5.13 and excluding those required under Environmental Laws (which are addressed in Section 5.19), (a) Seller has obtained and is maintaining in full force and effect in all material respects, (and, to the extent applicable, has timely filed applications to renew) all material federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (excluding the CDA, the “Governmental Authorizations”) that are presently required for the operation of the Seller Operated Assets as currently operated, (b) to Seller’s Knowledge, the applicable Third Party operator has obtained and is maintaining in full force and effect in all material respects (and, to the extent applicable, has timely filed applications to renew) all material Governmental Authorizations that are presently required for the operation of the Non-Operated Assets as currently operated, (c) Seller is in compliance in all material respects with and except for violations that have been remedied or cured, has not violated in any material respect the terms of any Governmental Authorization with respect to the Seller Operated Assets, and, to Seller’s Knowledge, each Third Party operator is in compliance in all material respects with and except for violations that have been remedied or cured has not violated in any material respect the terms of any Governmental Authorization with respect to the Non-Operated Assets, and (d) neither Seller nor any of its Affiliates has received any written notice of any violation of the terms of any Governmental Authorization that is, or would reasonably be expected to be, material to any Property, the resolution of which is outstanding as of the Execution Date that has not been previously cured or otherwise resolved.
Section 5.14    Consents and Preferential Purchase Rights. None of the Leases, Units or Wells, or any portion thereof, is subject to any (a) preferential rights to purchase (which, as used in this Agreement, shall include rights of first refusal, rights of first offer, tag-along rights and similar rights), (b) Hard Consents or (c) to Seller’s Knowledge, other Consents, in each case that would be triggered by the purchase and sale of Assets contemplated by this Agreement, except for (i) Consents and approvals by Governmental Bodies of assignments that are customarily obtained after Closing, (ii) University Lands CDA Consent (iii) maintenance of uniform interest provisions in Contracts or Surface Rights, and (iv) preferential rights, Consents and restrictions as are set forth on Schedule 5.14 (Clauses (i)-(iv) collectively being “Permitted Exceptions”); provided that, in the event of a breach of this Section 5.14, that portion of the Damages attributable to the loss of title to the applicable Lease or Well shall not exceed the Allocated Value thereof (provided further that, for purposes of clarity, the foregoing proviso shall not limit any Damages to be paid to Third Parties or to the extent not solely arising from loss of title).
Section 5.15    Imbalances. Schedule 5.15 sets forth all of Seller’s pipeline and production Imbalances and associated penalties as of the Effective Time arising (a) with respect to the Seller Operated Assets and (b) to Seller’s Knowledge, with respect to the Non-Operated Assets.

Section 5.16    Seller Operations; Casualty; Condemnation.
(a)    As of the Execution Date, Seller has not received written notice of any pending vote to have Seller (or its Affiliate) removed as the named operator of any of the Assets for which Seller (or its Affiliate) is currently designated as the operator.
(b)    There is no actual, or, to Seller’s Knowledge, threatened, taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.
(c)    Between January 1, 2020 and the Execution Date, no Casualty Loss has occurred that has caused any material portion of the Assets to be damaged or destroyed. Between the Effective Time and the Execution Date, except as set forth on Schedule 5.16, Seller has not taken any action for which Purchaser’s consent would have been required pursuant to Section 7.5(a)(vii), (viii) and (x) (assuming, for these purposes, that Section 7.5 applied to the Parties as of the Effective Time).
Section 5.17    Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened in writing against Seller or any of its Affiliates.
Section 5.18    Environmental Matters. Except as described in Schedule 5.18:
(a)    Seller has not received written notice from any Person that there has been any release of Hazardous Materials on or from the Assets for which full Remediation or corrective action has not been taken pursuant to Environmental Laws or that has not been previously cured or otherwise fully resolved and remedied;
(b)    (i) Seller has obtained and is maintaining in full force and effect (and, to the extent applicable, has timely filed applications to renew), all Governmental Authorizations that are material to any Property under applicable Environmental Laws required for its ownership or operation of the Seller Operated Assets as currently owned and operated by Seller, and (ii) neither Seller nor any of its Affiliates has received any written notice of any violation of the terms of any such Governmental Authorizations that is, or would reasonably be expected to be, material to any Property, the resolution of which is outstanding as of the Execution Date that has not been previously cured or otherwise resolved;
(c)    Seller has not entered into any agreement with, or is subject to, any unsatisfied order, decree, or judgment issued by, a Governmental Body that are in existence as of the Execution Date, that are based on or relate to Environmental Laws and that relate to the current or future use, ownership, development, maintenance or operation of any of the Assets;
(d)    Seller has not received written notice of any investigation by a Governmental Body, or any pending or threatened Proceeding before a Governmental Body, under Environmental Laws with respect to the Assets or Seller’s ownership or operation thereof in respect of any violation of Environmental Laws or any alleged obligation of Remediation under Environmental Laws; and
(e)    Copies of all final written reports of environmental site assessments and/or compliance audits by a Third Party on behalf of Seller or any of its Affiliates that are in Seller’s or any of its Affiliates’ possession or control, in each case, that have been prepared in the three (3) years prior to the Execution Date, shall be made available to Purchaser within three (3) Business Days after the Execution Date.

Section 5.19    Wells and Equipment. Except as set forth in Schedule 5.19:
(a)    all Wells operated by Seller or any of its Affiliates have been (and, to Seller’s Knowledge, all Wells operated by any Third Party operator have been) drilled and completed within the limits permitted by all applicable Leases and no such Well operated by Seller or any Affiliate of Seller is subject to penalties on allowables with respect to periods after the Effective Time because of overproduction;
(b)    to Seller’s Knowledge as of the Execution Date, all (i) producing horizontal Wells located on the Leases are in an operable state of repair in all material respects, ordinary wear and tear excepted, and, taken as a whole, sufficient for operation in a manner materially consistent with operation as currently conducted and (ii) material surface equipment located on the Leases are in an operable state of repair in all material respects, ordinary wear and tear excepted, and, taken as a whole, sufficient for continued operation in a manner materially consistent with operation as currently conducted;
(c)    no Wells are inactive, shut-in or temporarily abandoned as of the Execution Date; and
(d)    there are no Wells that, as of the Execution Date, Seller (or, to Seller’s Knowledge, any Third Party) is obligated by Law to plug, dismantle and/or abandon, that have not already been plugged, dismantled and/or abandoned in material compliance with all applicable Laws, Contracts and Leases.
Section 5.20    Leases. Except as set forth on Schedule 5.20:
(a)    other than requirements under the CDA, with respect to the Seller Operated Assets, to Seller’s Knowledge, Seller has not received any written claims or demands (nor has Seller’s Affiliate received the same) regarding any alleged termination (or right to terminate) a Lease, or any alleged non-compliance with a covenant or rental payment obligation under the a Lease or Surface Right affecting a Lease including covenants currently in effect under the Leases that pertain to protection against drainage, the use of the surface (or restoration of the surface) or marketing (excluding, for avoidance of doubt, optional rights to drill wells or perform operations that maintain a Lease beyond its primary term), which claim or demand remained unresolved as of the Effective Time; and
(b)    other than the requirements under the CDA, customary Pugh clauses and the terms of any Lease covering University Lands Property, (i) none of the Leases is subject to any unfulfilled obligation to drill any expressed obligation to drill a commitment well (excluding, for avoidance of doubt, optional drilling to maintain a Lease within or beyond its primary term), nor (ii) does any Lease that is beyond its primary term contain an express provision obligating Seller to spud and drill a well within a number of days from the expiration of its primary term or the completion or abandonment of a prior well in order to maintain such Lease or hold any depths covered by such Lease; and
(c)    no Leases are currently being maintained by the payment of shut-in royalties or similar lease maintenance payments in lieu of operations or production.
Section 5.21    Payout Balances. With respect to Wells operated by Seller (or its Affiliates) and, to Seller’s Knowledge, with respect to Wells operated by a Third Party, Schedule 5.21 contains a complete and accurate list of the status of any “payout” balance (unless otherwise specified on such Schedule 5.21), as of the date set forth in such Schedule, for each Well subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

Section 5.22    Suspense Funds. Schedule 5.22 lists, as of the date set forth on Schedule 5.22, all Suspended Proceeds of Seller or its Affiliates that are attributable to the Assets, including, to Seller’s Knowledge, the owner identification numbers of the Third Parties claiming such Suspended Proceeds or to whom such Suspended Proceeds are owed, the Well name(s) associated with such Suspended Proceeds and the reason the Suspended Proceeds are being held in suspense.
Section 5.23    Non-Consent Operations. Except as set forth on Schedule 5.23, Seller has not elected not to participate in any operation or activity proposed with respect to the Properties which could result in any of Seller’s interest in such Properties after the Effective Time becoming subject to any material penalty or forfeiture as a result of such election not to participate in such operation or activity.
Section 5.24    Payment of Burdens and Working Interest Amounts. Except for Suspended Proceeds (which are addressed in Section 5.22), all Burdens and working interest amounts due by Seller with respect to the Seller Operated Assets (and, to Seller’s Knowledge, with respect to the Non-Operated Assets) have been properly and timely paid in all material respects.
Section 5.25    Asset Bonds. Schedule 5.25 sets forth a complete and accurate list of all Asset Bonds as of the Execution Date.
Section 5.26    Surface Rights. Except as set forth on Schedule 5.26: (a) Seller holds good and defensible title, free and clear of all claims and liens (other than Permitted Encumbrances), to the Surface Rights; (b) each of the easements, rights of way or similar Surface Rights owned or held by Seller or its Affiliates is legal, valid, binding, enforceable and in full force and effect; (c) neither Seller nor any of its Affiliates is in material breach of or in material default under any such easements, rights of way or similar instruments; (d) the Surface Rights are sufficient in all material respects for the ownership and operation of the Seller Operated Assets as currently conducted by Seller and its Affiliates, and, to Seller’s Knowledge, for the ownership and operation of the Non-Operated Assets as currently conducted; and (e) to Seller’s Knowledge, (i) the Leases do not contain recognized cultural sites or seasonal stipulations (including hunting leases) that restrict the ability to drill a well on the lands covered thereby, and (ii) subject to provisions relating to (A) providing notices, (B) prior lessor and/or surface owner consent for surface locations of wells or surface operations, (C) obtaining rights of ways and ingress and egress rights, (D) obtaining subsurface easements, (E) obtaining surface damage agreements, (F) complying with spacing and locations requirements set forth in such Leases or prescribed by Governmental Bodies, or (G) payments required for roads and drill pads, use of water, and other activities, the Leases do not contain any express restrictions that would materially hinder the ability of Purchaser to drill a well on the lands covered thereby.
ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Subject to the terms and conditions of this Agreement, Purchaser represents and warrants to Seller as of the Execution Date and as of the Closing Date, the following:
Section 6.1    Existence and Qualification. Purchaser is: (a) a limited liability company organized, validly existing and in good standing under the Laws of the state of Delaware; (b) duly qualified to do business as a foreign limited liability company in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on Purchaser or its properties; and (c) or will be duly qualified to do business as a foreign limited liability company in the respective jurisdictions where the Assets are located.
Section 6.2    Power. Purchaser has the requisite power to enter into and perform this Agreement and each other Transaction Document to be executed by Purchaser in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 6.3    Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by Purchaser in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all other Transaction Documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 6.4    No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the transactions contemplated by this Agreement will not (a) violate any provision of the Charter Documents of Purchaser, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Purchaser is a party or which affects Purchaser’s assets, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (d) violate any Laws applicable to Purchaser or any of its assets, except any matters described in clauses (b), (c) or (d) above which would not be reasonably likely to impede its ability to consummate the transactions contemplated by this Agreement or by any Transaction Document.
Section 6.5    Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement, any Transaction Document or any agreement or transaction contemplated hereby or thereby.
Section 6.6    Litigation. As of the Execution Date, there are no pending Proceedings, or to Purchaser’s Knowledge, threatened in writing before (or that would be before) any Governmental Body or arbitrator against Purchaser or any Affiliate of Purchaser which (i) may impair Purchaser’s ability to perform its obligations under this Agreement if such Proceedings are determined adversely or (ii) has been initiated by a Third Party and seeks to enjoin or prohibit any transaction contemplated by this Agreement or any other Transaction Document.

Section 6.7    Financing. At Closing, Purchaser shall have sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing and to pay any supplemental payment required under Section 9.4(b).
Section 6.8    Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (a) in making the decision to enter into this Agreement, it has completed and relied solely upon its own independent investigation, verification, analysis and evaluation of the Assets and the terms and provisions of this Agreement and the other Transaction Documents, (b) by the Closing, subject to the express terms and conditions of this Agreement, it will have made all such reviews and inspections of the Assets as it has deemed necessary or appropriate in making the decision to enter into this Agreement and consummate the transactions contemplated hereby and (c) except for the express representations, warranties, covenants and remedies provided in this Agreement and the other Transaction Documents, and without limitation of Purchaser’s remedies or recourse for Fraud, Purchaser is acquiring the Assets on an as-is, where-is basis with all faults, and has not relied upon any other representations, warranties, covenants or statements of Seller in entering into this Agreement.
Section 6.9    Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending against, being contemplated by, or, to Purchaser’s Knowledge, threatened against Purchaser.
Section 6.10    Qualification. Purchaser shall be, at the Closing, and hereafter shall continue to be, qualified under applicable Laws to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it (or operated by it) are located to the extent such leases are included in the Assets, and the consummation of the transactions contemplated by this Agreement will not cause Purchaser to be disqualified as such an owner or operator. As of the Closing, Purchaser currently has, and will continue to maintain, lease bonds, area-wide bonds or any other surety bonds or Asset Bonds to the extent required by, and in accordance with, all applicable Laws and regulations governing the ownership and operation of the Assets.
Section 6.11    Consents. Except for consents and approvals addressed by the other provisions of this Agreement that are triggered by the purchase and sale of the Assets, there are no consents, approvals or restrictions on assignment applicable to Purchaser that Purchaser is obligated to obtain or furnish in order to consummate the purchase and sale of Assets contemplated by this Agreement and perform and observe the covenants and obligations of Purchaser hereunder.
Section 6.12    Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable blue-sky Laws or any other applicable securities Laws.

ARTICLE 7

COVENANTS OF THE PARTIES
Section 7.1    Access. Between the Execution Date and continuing until the Closing Date, in addition to Purchaser’s right of access under Section 4.1, Seller will give Purchaser and its Representatives access to (a) the Records in Seller’s possession or control, including the right to copy or print the Records at Purchaser’s expense, for the sole purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any applicable Law or obligations to any Third Party and to the extent that Seller has authority to grant such access without breaching any legal or contractual restriction binding on Seller or its Affiliates; provided that Seller shall use commercially reasonable efforts (but without the obligation to incur any out-of-pocket costs, expenses, or the obligation to undertake any liability or other obligations to or by Seller) to obtain a waiver of relevant contractual restrictions or establish any necessary confidential relationships with reasonably required to allow Purchaser to view and access the Records and (b) the Seller Operated Assets. Such access by Purchaser and its Representatives shall be subject to applicable limitations in Section 4.1 and, to the extent such access is not electronic, shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser’s and its Representatives’ investigation shall be conducted in a manner that reasonably minimizes interference with the operation of the Assets. All information obtained by and access granted to Purchaser, the Environmental Consultant and their respective agents, employees and other Representatives under this Section 7.1 shall be subject to the terms of Section 7.6 and the terms of the Confidentiality Agreement.
Section 7.2    [INTENTIONALLY OMITTED].
Section 7.3    Notification of Breaches.
(a)    Without limiting the Seller Indemnitees’ or the Purchaser Indemnitees’ respective rights to indemnification or to assert their respect rights to seek indemnification, as applicable, pursuant to Article 11, until the Closing:
(i)    Purchaser shall notify Seller promptly after Purchaser obtains knowledge (without the duty of inquiry) that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and
(ii)    Seller shall notify Purchaser promptly after Seller obtains knowledge (without the duty of inquiry) that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)    If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date (other than on a specified date) shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) actually be fully cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.
Section 7.4    Operatorship. Seller makes no representation and does not warrant or guarantee that Purchaser will succeed in being appointed successor operator for any of the Assets; provided that Seller agrees to resign as operator of the Assets at Closing and vote for Purchaser as successor operator where Seller is permitted to vote, not to resign its operatorship until Closing Purchaser shall, promptly following Closing (or by Closing for those items subject to Section 12.6), file all appropriate or required forms, applications, permit transfers, declarations, guarantees, Asset Bonds or other financial support with federal and state agencies relative to its assumption of operatorship. For all Seller Operated Assets, at Closing or as soon as reasonably practicable thereafter (but in any event within ten (10) Business Days following the Closing), Seller shall (i) send out notifications of its resignation as operator under any Contracts, effective as of the Closing Date, and (ii) execute and deliver to Purchaser, and Purchaser shall promptly file, all governmental forms required to transfer record operatorship of such Seller Operated Assets to Purchaser. Notwithstanding anything to the contrary contained in this Section 7.4, the Parties shall execute Texas Railroad Commission Form P-4s for all Wells currently operated by Seller or its Affiliates, naming Purchaser (or its designated Affiliate) as operator of such Wells with the Texas Railroad Commission at Closing.
Section 7.5    Operation of Business.
(a)    Except (A) as expressly contemplated by the other provisions of this Agreement, (B) as expressly set forth on Schedule 7.5(a) or for expenditures or operations set forth on Schedule 5.9, (C) for the renewal of expiring insurance coverage in the ordinary course of business, (D) the amendment, extension or modification of credit, hedge, financing, security or similar agreements that are to be released from the Assets at the Closing, (E) for conducting or granting consent to operations that are necessary to prevent forfeiture of any Lease, (F) as required by applicable Law, (G) for any reasonable actions taken (including the cessation or reduction of activities), or any plans, procedures and practices adopted (and compliance therewith), in connection with reasonably necessary mitigation (or attempted mitigation) of risks associated with the COVID-19 outbreak, but only to the extent such actions are (i) reasonable and prudent in light of the Assets and the circumstances giving rise to such adverse changes and reasonably consistent with policies, procedures and protocols recommended by the Centers for Disease Control and Prevention, the World Health Organization and other applicable Governmental Bodies and provided that Seller will keep Purchaser reasonably informed as to the actions taken or proposed to be taken or (ii) required by the generally applicable COVID-19 policies of Seller in effect at the time such action was taken (and, to the extent reasonably practicable, provide Purchaser with reasonable advance notice and a reasonable opportunity to review and comment on such policies, procedures and protocols, and Seller will consider in good faith any such comments by Purchaser) and in each case, so long as such actions would not adversely affect, or reasonably be expected to adversely affect, any of the Assets, (H) for execution of the assignments set forth on Schedule 7.5(a)(H), which Seller shall execute and deliver, and shall cause its applicable Affiliate(s) to execute and deliver, on or prior to the Closing Date, (I) entering into the agreements set forth on Schedule 7.5(a)(I); (J) an amendment to that certain letter agreement related to the CDA dated as of December 16, 2020, that does not extend the date to bring the Roy Wells to initial production to a date later than the CDA Consent Outside Date, described in, and subject to, Section 8.2(g); and (K) as otherwise consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed, except in the cases of clauses ((iii), (ix), (x)(B), (xi) or (xiii)) until the Closing, Seller:
(i)    will operate the Seller Operated Assets (1) in the ordinary course of business consistent with recent past practices and in accordance with all Laws, Contracts and Surface Rights; provided, that this Section 7.5(a)(i) shall not prohibit Seller from taking commercially reasonable actions outside of the ordinary course of business or so long as such actions would not adversely affect, and would not reasonably be expected to adversely affect, any of the Assets, and (2) in compliance, in all material respects, with the provisions and requirements of all Laws of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof, and all applicable Contracts and Governmental Authorizations;
(ii)    will pay or cause to be paid in the ordinary course of business in accordance with Seller’s existing practices all costs and expenses (including Property Costs) incurred in connection with the Assets;
(iii)    will not consent or elect to participate in, or propose or consent to (or non-consent to), to any single field operation or activity, or series of related field operations or activities, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of One Hundred Thousand Dollars ($100,000) (net to Seller’s interest) or approve or commit to make any capital expenditures for any single field operation or series of related field operations related to the Assets in excess of One Hundred Thousand Dollars ($100,000) (net to Seller’s interest);
(iv)    will not terminate, amend or modify, waive, release, grant, transfer any material rights under, enter into, execute or extend any Contract that is (or upon execution would be) a Material Contract; provided that Seller is authorized to execute the University Lands CDA Consent, which may include the 4.2(d) Amendment if the Board for Leases agrees thereto, without Purchaser’s consent;
(v)    will maintain its current insurance coverage on the Assets, if any, presently furnished by unaffiliated Third Parties in the amounts and of the types presently in force;
(vi)    will maintain (A) all existing Governmental Authorizations necessary for Seller’s ownership or operation of the Assets as currently owned and operated and (B) all Asset Bonds;

(vii)    will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any of the Assets except for sales and dispositions of Hydrocarbon production made in the ordinary course of business consistent with recent past practices;
(viii)    will not plug or abandon any well located on the Assets unless required by Law or Contract;
(ix)    will (A) not materially amend or modify any Lease or Surface Right and (B) use commercially reasonable efforts to maintain in full force and effect all Leases and Rights of Way, to the extent, with respect to any Lease, that such Leases are capable of producing in paying quantities at Hydrocarbon prices in effect as of the date that Seller or any Third Party proposes to relinquish any such Leases or allow any such Leases to terminate or expire; provided that, subject to Section 7.5(f), in no event shall Seller have any obligation to make any payment or undertake any drilling or operational activity to hold or extend any Lease so long as Seller provides written notice to Purchaser at least ten (10) Business Days in advance and Purchaser expressly consents in writing to the same in its sole discretion; and, if Purchaser does not so expressly consent, then Seller may make the relevant payment, and shall not have responsibility if it elects not to make such relevant payment, and/or undertake the relevant operational activity to hold or extend such Lease;
(x)    will not voluntarily relinquish its position as operator to anyone other than Purchaser (or an Affiliate of Purchaser) with respect to any of the Seller Operated Assets, or voluntarily abandon any of the Assets other than as required pursuant to the terms of a Lease or applicable Law;
(xi)    will not waive, compromise or settle any right or claim with respect to any of the Assets, except to the extent (i) such right is an Excluded Asset or would not reasonably be expected to adversely affect (other than in a de minimis respect) the ownership, operation or value of the Assets after Closing or (ii) such claim is a Retained Liability and would not adversely affect, or be reasonably expected to adversely affect, Purchaser or the ownership or operation of the Assets after Closing;
(xii)    will timely pay all Property Taxes that become due and payable prior to the Closing (other than those being contested in good faith in appropriate proceedings); and
(xiii)    will not commit to do any act prohibited by the foregoing clauses (i)-(xii).
(b)    Purchaser’s approval of any action restricted by this Section 7.5 shall be considered granted within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing, in the event of an emergency, a serious risk to life, property, or the environment, or in connection with any disease, epidemic, pandemic or other public health condition or any applicable Law relating to, or as a result of, any disease, epidemic, pandemic or other public health condition, Seller may take or consent to such reasonable action, as a prudent operator, or non-operator as the case may be, would take, and without obtaining

Purchaser’s prior consent; provided Seller shall notify Purchaser of such action promptly thereafter.
(c)    Notwithstanding anything to the contrary in this Agreement, Seller shall have no liability to Purchaser for the incorrect payment of delay rentals, royalties, overriding royalties, shut-in payments or similar payments made during the Adjustment Period or for failure to make such payments through mistake or oversight (including Seller’s negligence or other fault), except that, to the extent such incorrect payment causes Seller to have less than Defensible Title to a Subject Property prior to Closing, Purchaser may, until the Title Claim Date, assert a Title Defect under Section 3.4(a) with respect to such matter. Further, Seller shall not have any liability under this Section 7.5 with respect to operations conducted by Seller if Seller conducted such operations in accordance with Section 7.5(a)(i), 7.5(e) and 7.5(f), as applicable, and the standard set forth in Section 1.1 of the Transition Services Agreement.
(d)    Purchaser acknowledges that Seller may own fractional undivided interest in certain of the Assets and Purchaser agrees that the acts or omissions of the other working interest owners, partners or any operator who is not affiliated with Seller shall not constitute a violation of the provisions of this Section 7.5 nor shall any action required by a vote of working interest owners or partners constitute such a violation so long as Seller has voted its interest in a manner consistent with the provisions of this Section 7.5. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Seller is authorized to make any election it determines in its sole discretion with respect to any proposals made where Purchaser is the operator and Purchaser consent shall not be required with respect to such proposals.
(e)    During the period from and after the Execution Date until the earlier of Closing or the termination of this Agreement pursuant to Section 10.1, if requested to do so in writing by Purchaser, Seller will use reasonable efforts to prepare drilling pads and locations, request preparation of customary title opinions, apply for permits to enable Purchaser to commence and conduct drilling and related activities for a well or wells on the lands covered by the CDA after the Closing Date, as part of complying with the lateral footage requirements of the CDA, and commence drilling of wells at the locations specified in Schedule 7.5(e). Seller shall not be required to contract and run more than one rig at the time and shall not be required to perform any completion operations. The terms and provisions of the Transition Services Agreement shall apply to all activities conducted pursuant to this Section 7.5(e) as if such activities had been performed under the terms of the Transition Services Agreement, by Seller as “Provider” (as defined in the Transition Services Agreement), including with respect to, if Closing occurs, payment of the Drilling Fee (as defined in the Transition Services Agreement) and the standard of performance to which Seller shall be subject.  If Purchaser has requested Seller to drill a well, Seller shall prepare and provide to Purchaser a reasonably prepared authority for expenditure and well plan consistent with Seller’s past prudent practice related to the operations set forth on Schedule 7.5(e) or those requested by Purchaser, and shall not be required to commence any work until such authority for expenditure and well plan has been approved and executed by Purchaser. All costs and expenses incurred in connection with the activities conducted by Seller pursuant to this Section 7.5(e) shall be treated as Property Costs attributable to the period after the Effective Time for the account of Purchaser, and shall be upward adjustments to the Initial

Purchase Price in the determination of the Closing Payment and paid at Closing, even though such amounts may have not yet been spent or incurred, but subject to further adjustment in the Final Settlement Statement based on amounts actually spent or incurred in connection with such operations. If an authority for expenditure has been approved by the Parties, in no event will Seller pay or incur any costs or expenditures in excess of 120% of the amounts set forth in any authority expenditure (including any line item or category thereof) without the prior written consent of Purchaser, except in the event of an emergency, a serious risk to life, property, or the environment, or in connection with any disease, epidemic, pandemic or other public health condition or any applicable Law relating to, or as a result of, any disease, epidemic, pandemic or other public health condition. The obligations of Seller set forth in this Section 7.5(e) are subject to the availability of equipment, materials and services provided that Seller will use reasonable best efforts to procure all necessary equipment, materials and services. Without limitation of any other rights or remedies of Purchaser in respect of the operations conducted by Seller as set forth in the Transition Services Agreement, the results of the drilling and other activities conducted pursuant to this Section 7.5(e), or the manner in which conducted, or any other event related thereto, shall not entitle Purchaser to assert the non-satisfaction of a condition to Closing pursuant to Sections 8.2(a) or 8.2(b), nor claim any reductions to the Initial Purchase Price, in each case, to the extent not caused by a material breach of the standard of care under the Transition Services Agreement or willful misconduct of Seller, and, in such case, Seller’s liability shall be as limited in the Transition Services Agreement.
(f)    If the Closing does not occur on the Scheduled Closing Date, then notwithstanding any provision in this Agreement to the contrary, Seller shall have the right to cause one or more wells to be drilled on lands set forth on Schedule 7.5(f) included in the Assets. Seller shall provide notice to Purchaser at least ten (10) days prior to spudding any such wells, along with a copy of the AFE and well plan for such well, and shall consult in good faith with Purchaser in respect of any drilling activities to be conducted pursuant to this Section 7.5(f). Additionally, if Closing does not occur on the Scheduled Closing Date or Closing does not occur, Seller shall have the option, but not the obligation, to utilize any equipment or materials procured by the Purchaser to drill the wells to be drilled on lands set forth on Schedule 7.5(f). If Seller utilizes equipment or materials described in the preceding sentence and Closing never occurs, Seller shall promptly reimburse Purchaser for any such costs. The terms and provisions of the Transition Services Agreement shall apply to all activities conducted pursuant to this Section 7.5(f) as if such activities had been performed under the terms of the Transition Services Agreement by Seller as “Provider”, including with respect to, if Closing occurs, payment of the Drilling Fee (as defined in the Transition Services Agreement) and the standard of performance to which Seller shall be subject. If the Closing occurs, all costs and expenses, including capital costs and operating expenses, shall be treated as Property Costs attributable to the period after the Effective Time for the account of Purchaser, and shall be upward adjustments to the Initial Purchase Price in the determination of the Closing Payment, and paid at Closing, even though such amounts may have not yet been spent or incurred, but subject to further adjustment in the Final Settlement Statement based on amounts actually spent or incurred in connection with such operations. Without limitation of any other rights or remedies of Purchaser in respect of the operations conducted by Seller as set forth in the Transition Services Agreement, the results of the drilling and other activities conducted pursuant to this Section 7.5(f), or the manner in which conducted, or any other event related thereto, shall not entitle Purchaser to assert the non-satisfaction of a condition to Closing pursuant to Sections 8.2(a) or 8.2(b), nor claim any reductions to the Purchase Price, in each case, to the extent not caused by a material breach of the standard of care under the Transition Services Agreement or willful misconduct of Seller, and, in such case, Seller’s liability shall be as limited in the Transition Services Agreement.

Section 7.6    Indemnity Regarding Access. Purchaser, on behalf of itself and the Purchaser Indemnitees and the Environmental Consultant, hereby releases and agrees to indemnify, defend and hold harmless all Seller Indemnitees and the other owners of interests in the Leases and Wells described in Exhibit A-1 or Exhibit A-2 from and against any and all Damages, including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, to the extent arising out of or relating to any and all access by the Purchaser Indemnitees or the Environmental Consultant to Seller’s offices, the Assets or the Records (or other related information), or any related activities of the Purchaser Indemnitees prior to Closing, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PARTY EXCLUDING, HOWEVER, ANY CLAIMS, LIABILITIES, LOSSES, COSTS OR EXPENSES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PARTY.
Section 7.7    Other Preferential Rights. Prior to the Closing, should any Third Party bring any Proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights, the Assets or portion thereof subject to such Proceeding shall be excluded from the Assets transferred at the Closing and the Initial Purchase Price shall be reduced by the Allocated Value of such Excluded Assets or portions thereof. Promptly after the Proceeding is dismissed or settled or a judgment is rendered in favor of Seller, as applicable, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller within thirty (30) days after receipt of notice from Seller of such dismissal, settlement or judgment, all such Assets or portions thereof not being sold to the Third Party for a purchase price equal to the Allocated Value of such Assets or portions thereof, and the Parties shall thereafter account to each other under Section 2.2 and Section 2.3; provided, however, Seller shall have no obligation of sale and Purchaser shall have no obligation of purchase under this paragraph if the applicable dismissal, settlement or judgment does not occur before the Final Settlement Date.
Section 7.8    Tax Matters.
(a)    Seller shall be allocated and shall be responsible for and bear all ad valorem, real property, personal property, severance, production, excise, sales, use and similar Taxes based upon or measured by the acquisition, ownership or operation of the Assets or the production of Hydrocarbons from or attributable thereto or the receipt of proceeds therefrom (excluding, for the avoidance of doubt, any transfer Taxes and any income, franchise or similar Taxes) (“Property Taxes”) that are attributable to any Tax period (or portion thereof) ending prior to the Effective Time; provided, however, Seller (not Purchaser) shall be allocated and bear the portion, if any, of any such Property Taxes consisting of penalties, interest or additions to Tax to the extent attributable to a breach by Seller of the representations set forth in Section 5.8. Purchaser shall be allocated and shall be responsible for and bear all Property Taxes that are attributable to any Tax period (or portion thereof) beginning at or after the Effective Time. Notwithstanding anything to the contrary in this Agreement, this Section 7.8(a) shall not apply to income, franchise and similar Taxes, and Tax Returns therefor, which shall be borne, paid and filed by the Party responsible for such Taxes under applicable Law.
(b)    Without altering which Party is to economically bear and be responsible for Property Taxes pursuant to Section 7.8(a) and without limiting Purchaser’s indemnification rights pursuant to Section 11.2(c)(iii), Seller shall handle payment to the appropriate Governmental Body of all Property Taxes which are required to be paid on or prior to the Closing Date (and shall file all Tax Returns required to be filed on or before the Closing Date with respect to such Property Taxes in a manner consistent with past practice unless otherwise required by applicable Law), and Purchaser shall handle payment to the appropriate Governmental Body of all Property Taxes which are required to be paid after the Closing Date with respect to a Tax period that ends before or includes the Effective Time and shall file with the appropriate Governmental Body any and all Tax Returns required to be filed after the Closing Date with respect to such Taxes in a manner consistent with past practice unless otherwise required by applicable Law. Purchaser shall use commercially reasonable efforts (taking into account that some Tax Returns are due contemporaneously with the closing of a Tax period) to submit each such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor, and Purchaser shall timely file any such Tax Return, incorporating any reasonable comments received from Seller prior to the due date therefor.
(c)    For purposes of determining the allocations described in Section 7.8(a), (i) Property Taxes that are attributable to the severance or production of Hydrocarbons (other than such Property Taxes described in clause (iii), below) shall be allocated to the period in which the severance or production giving rise to such Property Taxes occurred, (ii) Property Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Property Taxes described in clause (i) or (iii)), shall be allocated to the period in which the transaction giving rise to such Property Taxes occurred, and (iii) Property Taxes that are ad valorem, property or other Property Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Property Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand. To the extent the actual amount of Property Taxes is not determinable at the time an adjustment is to be made with respect to such Property Tax pursuant to Section 2.2 or Section 9.4, as applicable, Purchaser and Seller shall utilize the most recent information available in estimating the amount of such Property Tax for purposes of such adjustment. To the extent the actual amount of a Property Tax (or the amount thereof paid or payable by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Final Settlement Statement as finally determined pursuant to Section 9.4, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Property Tax that is allocable to such Party under Section 7.8(a).
(d)    Subject to Section 1.3(b), if Seller or Purchaser (or an Affiliate of Seller or Purchaser) receives a refund of any Taxes (whether by payment, credit, offset or otherwise, with any interest thereon) covered by Section 7.8(a) that were paid by or economically borne by the other Party pursuant to Section 2.2, Section 7.8(a) or Section 9.4, the Party that received (or whose Affiliate that received) such refund shall promptly (but no later than thirty (30) days after receipt, or, in the case of a credit, within thirty (30) days after filing the Tax Return claiming such credit) remit payment to such other Party of an amount equal to the refund amount allocable to such other Party, net of any Taxes and reasonable out-of-pocket costs or expenses incurred in connection with obtaining such refund. Each Party shall reasonably cooperate with the other and its Affiliates in order to take all reasonably necessary steps to claim any refund to which it is entitled; provided, however, that neither Party, when choosing between alternative reasonable positions on a Tax Return, shall be required to choose the position most favorable to the other Party.
(e)    Except to the extent required by applicable Laws, Purchaser shall not, and shall not permit its Affiliates to, amend any Tax Returns with respect to Taxes for which Seller is liable under Section 7.8(a) without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)    Control of any legal, administrative or other Proceedings concerning any Property Taxes for a Tax period ending before or including the Effective Time (a “Tax Contest”) shall belong to the Party responsible for such Property Taxes under Section 7.8(a); provided, however, that (i) Purchaser shall control any Tax Contest related to any Straddle Period and Seller shall have the right to control any Tax Contest that relates solely to a Tax period ending before the Effective Time and (ii) the Party controlling any Tax Contest shall (A) keep the other Party reasonably informed of the progress of such Tax Contest, (B) permit the other Party (or such Party’s counsel) to participate, at such other Party’s sole cost and expense, in such Tax Contest, including in meetings with the applicable Governmental Body, and (C) not settle, compromise and/or concede any portion of such Tax Contest without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent this Section 7.8(f) is inconsistent with Section 11.3, this Section 7.8(f) shall apply with respect to any Third Party Claim concerning any Property Taxes or Seller Taxes.
(g)    The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation, or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Seller and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Body.
(h)    Purchaser agrees to reasonably cooperate with Seller so that Seller’s transfer of the Assets to Purchaser shall, at Seller’s election, be accomplished in a manner enabling the transfer of all or part of the Assets to qualify as a part of a like-kind exchange of property by Seller within the meaning of Section 1031 of the Code. If Seller so elects, Purchaser shall reasonably cooperate with Seller to effect such like-kind exchange, which cooperation shall include taking such actions as Seller reasonably requests in order to pay the Purchase Price in a manner which enables such transfer to qualify as part of a like-kind exchange of property within the meaning of Section 1031 of the Code, and Purchaser agrees that Seller may assign its rights (but not its obligations) under this Agreement to an escrow agent acting as a qualified intermediary under United States Treasury Regulations, to qualify the transfer of the Purchase Price as a part of a like-kind exchange of property within the meaning of Section 1031 of the Code. Purchaser shall not have any responsibility or liability on account of any such like-kind exchange to Seller or any third party involved in such exchange and shall not be required to make any representations or warranties, assume any obligations, spend any out-of-pocket sums or acquire title to any other property in connection with any such exchange. All representations, warranties, covenants and indemnification obligations of the Parties set forth in this Agreement shall not be affected by any such like-kind exchange. Seller acknowledges and agrees that neither an assignment of its rights under this Agreement nor any other actions taken by Seller or any other person in connection with a like-kind exchange shall release Seller from, or modify, any of its liabilities and obligations (including indemnity obligations) under this Agreement. Seller shall agree to pay all costs associated with a like-kind exchange, including costs incurred by Purchaser, and to indemnify and hold Purchaser and its Affiliates harmless from and against any and all liabilities and Taxes arising out of, based upon, attributable to or resulting from the exchange or transactions or actions taken in connection with the exchange that would not have been incurred by the Purchaser but for Seller’s exchange election.
Section 7.9    Special Warranty of Title. The Conveyance shall contain a covenant of Seller to warrant Defensible Title to the Subject Properties after the Closing from and against the lawful claims of Third Parties arising by, through or under Seller and its Affiliates, but not otherwise (the “Special Warranty”). Without limiting the foregoing, Purchaser shall not be entitled to claim a breach of the Special Warranty for any Title Defect claimed in a Title Defect Notice. Any claim for breach of the Special Warranty must be asserted in writing by Purchaser on or before the third anniversary date of the Closing Date, after which date no claim may be asserted for breach of the Special Warranty. Recovery on the Special Warranty shall be limited to the Allocated Value of the affected Asset. With respect to any claim for breach of the Special Warranty asserted by Purchaser, Seller shall, for a period of sixty (60) days following receipt of notice from Purchaser, have an opportunity to cure the same to Purchaser’s reasonable satisfaction.
Section 7.10    Suspended Proceeds. Seller shall transfer and remit to Purchaser, in the form of an adjustment to the Initial Purchase Price pursuant to Section 2.2(n), all monies representing the value or proceeds of production removed or sold from the Properties, and held by Seller at the time of the Closing for accounts from which payment has been suspended, such monies, being hereinafter called “Suspended Proceeds”. Purchaser shall be solely responsible for the proper distribution of such Suspended Proceeds (to the extent Purchaser receives an adjustment to the Initial Purchase Price hereunder) to the Person or Persons which or who are entitled to receive payment of the same.
Section 7.11    Further Assurances. After the Closing, Seller and Purchaser each agree to take such further actions and to execute, acknowledge and deliver all such further documents, (including corrective assignments) as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any other Transaction Document delivered pursuant to this Agreement.
Section 7.12    Amendment to Schedules. Purchaser agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller will have the continuing right until 8:00 A.M., Central Time on the date that is five (5) Business Days prior to the Closing Date to, in good faith, provide Purchaser with amendments to the Schedules to Seller’s representations and warranties contained in this Agreement to the extent necessary to identify any matter first arising after the Execution Date which, if existing at the Execution Date or thereafter, would have been required to be set forth or described in the Schedules. Seller shall provide any additional information regarding such matter that is within its possession or control to the extent reasonably requested by Purchaser. Notwithstanding the foregoing, for all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 8.2 have been fulfilled or satisfied, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided that if, as a result of a matter that is the subject of such addition, supplement or amendment, the conditions to Closing of Purchaser set forth in Section 8.2 are not satisfied or fulfilled and Purchaser nonetheless elects to consummate the Closing, then, for purposes of Article 11, Seller’s Schedules will be deemed to include the relevant matters disclosed pursuant to such addition, supplement or amendment that resulted in such conditions not being satisfied or fulfilled and Purchaser will not be entitled to make any claims under Article 11 related to a breach of the relevant representation or warranty of Seller in respect of such matter.
Section 7.13    Hedging Contracts.
(a)    As promptly as practicable, but in any event within two (2) Business Days after the Execution Date (or (y) three (3) Business Days after the Execution Date if the markets for placing hedges on the Execution Date have closed or (z) such longer period as may be agreed by Purchaser in writing), subject to agreement of the applicable counterparties and the immediately following sentence, Seller shall execute hedging transactions (collectively, the “New Hedging Transactions”) with the general terms and subject to the limitations described on Schedule 7.13(a) (including, but not limited to, with respect to the volumes and tenor, the “New Hedging Instructions”) with the hedge providers identified in Schedule 7.13(a) (collectively, the “Hedge Providers”). The New Hedging Transactions shall only be executed upon Seller’s receipt of written notice from Purchaser requesting such action, and any such execution shall be consistent with the New Hedging Instructions unless otherwise agreed to by Purchaser and Seller. In no event shall Seller be required to execute New Hedging Transactions in excess of the volumes set forth on Schedule 7.13(a) nor for tenor different than the years set forth on Schedule 7.13(a). Promptly after executing any New Hedging Transaction, Seller shall provide to Purchaser, following receipt thereof, copies of all trade confirmations and other documentation authorizing such transactions. Seller shall pay to any counterparty any out-of-pocket costs or fees to authorize the initiation of or to execute the New Hedging Transactions in accordance with the New Hedging Instructions, provided that Purchaser shall reimburse Seller for any such out-of-pocket costs or fees within ten (10) days of receipt of an invoice from Seller related to such out-of-pocket costs or fees.

(b)    At the Closing, pursuant to the Novation Agreement and such other customary documentation reasonably acceptable to the Parties, (i) Seller shall assign to and novate in favor of Purchaser all of the trades that are the subject of the New Hedging Transactions and Purchaser shall accept such assignment and novation from Sellers and assume all obligations and liabilities attributable thereto, and (ii) the Parties shall take all actions necessary to cause the Hedge Providers to assign to and novate in favor of the replacement hedge providers designated by Purchaser in writing prior to the Closing (the “Replacement Hedge Providers”) all of the trades that are the subject of the New Hedging Transactions and to cause the Replacement Hedge Providers to accept such assignment and novation from the Hedge Providers and assume all obligations and liabilities attributable thereto provided, however, that Seller shall not be required to undertake any liability or incur any Damages in connection with such novation(unless Purchaser agrees, with the prior written consent of Seller, to bear such liability or Damages). Purchaser shall bear all fees or other costs and expenses charged by the Hedge Providers or Replacement Hedge Providers in connection with the novation of the New Hedging Transaction. If any settlements or other payments had been made under any of the New Hedging Transactions prior to their novation to Purchaser under any provision of this Section 7.13, the net amount of such payments and settlements shall be for the account of Purchaser and if the amounts received by Seller exceeded the amounts paid by Seller, Seller shall pay the amount of such difference to Purchaser at Closing, and if the amounts paid by Seller exceeded the amounts received by Seller, Purchaser shall pay to Seller the amount of such difference at Closing; provided that if Closing fails to occur, such settlements and other payments shall be for the account of the Party that bears Hedge Gains and Hedge Losses (and deemed included therein, as applicable) as determined in accordance with the remainder of this Section 7.13. If the Replacement Hedge Providers do not execute a Novation Agreement with respect to any New Hedging Transaction that are to be novated to Purchaser pursuant to this Section 7.13(b) or Section 7.13(c) (other than due to Seller’s non-compliance with Section 7.13(a) or 7.13(b)), then Seller shall terminate such New Hedging Transaction, and Purchaser shall be entitled to, and Seller shall pay to Purchaser the amount of, all Hedge Gains related to such New Hedging Transaction, and Purchaser shall be obligated to and shall promptly pay, and shall indemnify, defend, and hold harmless the Seller Indemnitees from and against all Hedge Losses related to such New Hedging Transaction, including as a result of the unwinding thereof. If Seller is authorized to terminate and so terminates any New Hedging Transactions under Section 7.13(c) or (d), then any such termination shall be effected in a commercially reasonable manner and Seller shall cooperate with Purchaser in good faith to agree on a methodology to minimize realized losses, if any, with respect to the New Hedging Transactions.
(c)    If this Agreement is validly terminated by either Party prior to Closing pursuant to Section 10.1 (other than pursuant to Section 10.1(e)), then, Purchaser shall have the option to either (i) elect to novate all of the New Hedging Transactions, in which case (A) the New Hedging Transactions shall be novated to Purchaser pursuant to a Novation Agreement as provided in Section 7.13(b), (B) Purchaser shall be entitled to all Hedge Gains relating to such New Hedging Transactions, (C) Purchaser shall be obligated to and shall promptly pay, and shall indemnify, defend, and hold harmless the Seller Indemnitees from and against all Hedge Losses related to such New Hedging Transactions, and (D) Seller shall no longer have any obligation or rights in respect of such New Hedging Transactions that are novated to Purchaser or (i) cause Seller to terminate all of the New Hedging Transactions, in which case (A) Seller shall terminate all of the New Hedging Transactions as provided in the last sentence of Section 7.13(b), (B) Purchaser shall be entitled to, and Seller shall pay to Purchaser the amount of, all Hedge Gains relating to such New Hedging Transactions and (C) Purchaser shall be obligated to promptly pay, and shall indemnify, defend and hold harmless the Seller Indemnitees from and against, all Hedge Losses related to such New Hedging Transactions.
(d)    If this Agreement is terminated by either Party prior to Closing pursuant to Section 10.1(e), then Seller at is option can elect to either terminate or retain all of the New

Hedging Transactions, in which case (i) Seller shall be entitled to all Hedge Gains related to such New Hedging Transactions and (ii) Seller shall be obligated to promptly pay, and shall indemnify, defend and hold harmless the Purchaser Indemnitees from and against, all Hedge Losses related to such New Hedging Transactions, including as a result of the unwinding thereof.
(e)    Any election or option that a Party has the right to make pursuant to this Section 7.13 shall be made by delivering notice thereof to the other Party, not later than ten (10) Business Days after the termination of this Agreement. If a Party fails to timely make an election or option it is authorized to make under this Section 7.13, then the other Party, shall have the right to instead make such election or option by written notice to the other Party delivered on or before ten (10) Business Days after the expiration of the initial ten (10) Business Days period. Any payments owed by a Party to another Party pursuant to this Section 7.13 shall be made within five (5) Business Days of the receipt of an invoice from the owed Party setting for the details of such payment obligation.
Section 7.14    Information for Regulatory Matters; Financing Cooperation.
(a)    Seller shall use commercially reasonable efforts to, as soon as practicable after the Closing Date, provide to the Purchaser (i) the audited statements of revenues over direct operating expenses of the Assets for the fiscal years ended December 31, 2019 and 2020, that will be prepared in accordance with GAAP and shall include the required oil and gas disclosures, including estimates of quantities of proved reserves as of, and a reconciliation of proved oil and gas reserves for, each of the fiscal years ended December 31, 2019 and 2020, and the standardized measure of discounted future net cash flows as of, and a reconciliation of the standardized measure of future discounted cash flows for, each of the fiscal years ended December 31, 2019 and 2020 and (ii) unaudited statements of revenues less direct operating expenses of the Assets for the period from January 1, 2021 through the quarter-end preceding the Closing Date, that will be prepared in accordance with GAAP.
(b)    From and after the Execution Date until the Closing Date, Seller, upon reasonable advance written notice from Purchaser, shall (and shall use reasonable efforts to cause their respective Affiliates and their respective reservoir engineering consultant, to), during normal business hours in a manner that does not interfere with normal business operations or the regular duties of the personnel involved, reasonably cooperate with Purchaser and its potential financing sources (including the Debt Financing Sources) and their respective advisors with respect to the provision of information or documentation in their respective possession reasonably requested by such potential financing sources or advisors in connection with financing all or any portion of the Closing Payment. Notwithstanding anything in this Section 7.14 to the contrary, Seller shall not be required to deliver or cause the delivery of any certificates, legal opinions or accountants’ comfort letters or reliance letters or make any representations in connection with such cooperation described herein, such cooperation shall not require Seller to take any action that Seller reasonably believes could result in a violation of applicable Law, any material agreement or any confidentiality arrangement or the waiver of any legal or other applicable privilege and such cooperation shall not include attendance at any drafting sessions or road shows.
(c)    Purchaser shall, within five (5) Business Days after receipt of demand in writing therefor, reimburse Seller for all documented expenses and costs of Seller with respect to clause (a) or (b) above, including, but not limited to, the costs associated with (A) the use of Seller’s employees to perform the services requested hereunder and (B) Seller retaining Third Party advisors and consultants to perform the tasks identified in this Section 7.14 in the event that Seller, in its reasonable discretion, believes that same is necessary in order to allow their staff to continue to perform their daily job functions for the business of Seller or if requested by Purchaser.

(d)    Purchaser agrees to indemnify, defend and hold harmless Seller Indemnitees (including advisors and consultants) from and against any and all Damages or obligations incurred, sustained or asserted against such Persons in connection with Seller’s performance of any obligations or assistance provided under this Section 7.14, including Damages or obligations attributable to, arising out of or relating to any information, assistance or cooperation provided by or on behalf of Sellers in connection with Section 7.14. EVEN IF SUCH DAMAGES OR OBLIGATIONS ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT (EXCLUDING WILLFUL MISCONDUCT) OF ANY MEMBER OF THE SELLER GROUP (INCLUDING ADVISORS AND CONSULTANTS).
Section 7.15    Excluded University Lands Leases. To the extent any University Lands Property is excluded pursuant to Article 3 and/or Article 4 from the transactions contemplated by this Agreement and retained by Seller, Seller shall, from time to time and as reasonably requested by Purchaser, enter into a customary production sharing agreement, allocation agreement or similar agreement(s) with Purchaser.
Section 7.16    Shared Access; Excluded Equipment. To the extent any Equipment that is located on or otherwise shared with any Property is excluded pursuant to Article 3 and/or Article 4 from the transactions contemplated by this Agreement and retained by Seller, Seller shall, from time to time and as reasonably requested by Purchaser, enter into a customary shared access agreement, joint use agreement or similar agreement(s) with Purchaser providing Purchaser a concurrent right of use of such Equipment sufficient to allow Purchaser to operate such Property and market Hydrocarbons from the same in a manner consistent with Seller’s practices prior to Closing.
ARTICLE 8

CONDITIONS TO CLOSING
Section 8.1    Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Seller, waiver, in writing, on or prior to the Closing of each of the following conditions:
(a)    Representations. The representations and warranties of Purchaser set forth in Article 6 other than the Purchaser Fundamental Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement (provided, however, that to the extent such representation or warranty is qualified by its terms by material adverse effect or any other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.1(a) and the material adverse effect qualification contained in this Section 8.1(a) shall apply in lieu thereof). The Purchaser Fundamental Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

(b)    Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.
(c)    Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief (expect with respect to (x) Casualty Assets subject to Section 3.5, (y) Assets subject to Consents subject to Section 3.5(a) or (z) Assets subject to preferential rights to purchase subject to Section 3.5(b)).
(d)    Deliveries. Purchaser shall have delivered to Seller duly executed counterparts of the Conveyances and the other Transaction Documents and certificates to be delivered by Purchaser under Section 9.3.
(e)    Title Defects, Environmental Defects, Excluded Assets and Casualty Loss. The aggregate amount of (i) the sum of all Title Defect Amounts for Title Defects asserted in good faith by Purchaser (such Title Defect Amount for each such Title Defect being (x) the average of the amount asserted in good faith by Purchaser in its Title Defect Notice with respect to such Title Defect and the amount reasonably proposed in good faith by Seller with respect to such Title Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Defect Amount determined by the Title Arbitrator thereunder), less the sum of all Title Benefit Amounts for Title Benefits (such Title Benefit Amount for each such Title Benefit being (x) the average of the amount reasonably asserted in good faith by Seller with respect to such Title Benefit and the amount proposed in good faith by Purchaser with respect to such Title Benefit, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Benefit Amount determined by the Title Arbitrator thereunder), plus (ii) the sum of all Environmental Defect Amounts for Environmental Defects asserted in good faith by Purchaser (such Environmental Defect Amount for each such Environmental Defect being (x) the average of the amount asserted in good faith by Purchaser in its Environmental Defect Notice with respect to such Environmental Defect and the amount reasonably proposed in good faith by Seller with respect to such Environmental Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Environmental Defect Amount determined by the Environmental Arbitrator thereunder), plus (iii) the sum of the Allocated Values of all Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), Section 3.5, Section 3.6, Section 4.4(a) or Section 7.7, subject to the terms of such Sections, plus (iv) the sum of all Casualty Losses suffered between following the Execution Date, shall not exceed an amount equal to twenty percent (20%) of the Initial Purchase Price.
(f)    University Lands Title Defects, Environmental Defects and Excluded Assets. With respect to the University Lands Properties, the aggregate amount of (i) the sum of all Title Defect Amounts for Title Defects asserted in good faith by Purchaser (such Title Defect Amount for each such Title Defect being (x) the average of the amount asserted in good faith by Purchaser in its Title Defect Notice with respect to such Title Defect and the amount reasonably proposed in good faith by Seller with respect to such Title Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Defect Amount determined by the Title Arbitrator thereunder), less the sum of all Title Benefit Amounts for Title Benefits (such Title Benefit

Amount for each such Title Benefit being (x) the average of the amount reasonably asserted in good faith by Seller with respect to such Title Benefit and the amount proposed in good faith by Purchaser with respect to such Title Benefit, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Benefit Amount determined by the Title Arbitrator thereunder), plus (ii) the sum of all Environmental Defect Amounts for Environmental Defects asserted in good faith by Purchaser (such Environmental Defect Amount for each such Environmental Defect being (x) the average of the amount asserted in good faith by Purchaser in its Environmental Defect Notice with respect to such Environmental Defect and the amount reasonably proposed in good faith by Seller with respect to such Environmental Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Environmental Defect Amount determined by the Environmental Arbitrator thereunder), plus (iii) the sum of the Allocated Values of all Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), Section 3.5, Section 3.6, Section 4.4(a) or Section 7.7, subject to the terms of such Sections, plus (iv) the sum of all Casualty Losses suffered between following the Execution Date, shall not exceed an amount equal to twenty five (25%) of the aggregate Allocated Value of the Leases (but not the Allocated Value of the Wells) covering the University Lands Properties.
(g)    Payment. Purchaser shall be ready, willing and able to pay the Closing Payment.
(h)    University Lands CDA Consent. The Board for Lease and, if requested by the Board for Lease, Purchaser shall have executed the University Lands CDA Consent.
Section 8.2    Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Purchaser, waiver, in writing, on or prior to the Closing of each of the following conditions:
(a)    Representations. The representations and warranties of Seller set forth in Article 5 other than Seller Fundamental Representations shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, however, that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.2(a) and the Material Adverse Effect qualification contained in this Section 8.2(a) shall apply in lieu thereof). The Seller Fundamental Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).
(b)    Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.
(c)    Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief (expect with respect to (x) Casualty Assets subject to Section 3.5, (y) Assets subject to Consents subject to Section 3.5(a) or (z) Assets subject to preferential rights to purchase subject to Section 3.5(b)).
(d)    Deliveries. Seller shall be ready, willing and able to deliver to Purchaser duly executed counterparts of the Conveyances and the other Transaction Documents and certificates to be delivered by Seller under Section 9.2.
(e)    Title Defects, Environmental Defects, Excluded Assets and Casualty Loss. The aggregate amount of (i) the sum of all Title Defect Amounts for Title Defects asserted in good faith by Purchaser (such Title Defect Amount for each such Title Defect being (x) the average of the amount asserted in good faith by Purchaser in its Title Defect Notice with respect to such Title Defect and the amount reasonably proposed in good faith by Seller with respect to such Title Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Defect Amount determined by the Title Arbitrator thereunder), less the sum of all Title Benefit Amounts for Title Benefits (such Title Benefit Amount for each such Title Benefit being (x) the average of the amount reasonably asserted in good faith by Seller with respect to such Title Benefit and the amount proposed in good faith by Purchaser with respect to such Title Benefit, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Benefit Amount determined by the Title Arbitrator thereunder), plus (ii) the sum of all Environmental Defect Amounts for Environmental Defects asserted in good faith by Purchaser (such Environmental Defect Amount for each such Environmental Defect being (x) the average of the amount asserted in good faith by Purchaser in its Environmental Defect Notice with respect to such Environmental Defect and the amount reasonably proposed in good faith by Seller with respect to such Environmental Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Environmental Defect Amount determined by the Environmental Arbitrator thereunder), plus (iii) the sum of the Allocated Values of all Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), Section 3.5, Section 3.6, Section 4.4(a) or Section 7.7, subject to the terms of such Sections, plus (iv) the sum of all Casualty Losses suffered between following the Execution Date, shall not exceed an amount equal to twenty percent (20%) of the Initial Purchase Price.
(f)    University Lands Title Defects, Environmental Defects and Excluded Assets. With respect to the University Lands Properties, the aggregate amount of (i) the sum of all Title Defect Amounts for Title Defects asserted in good faith by Purchaser (such Title Defect Amount for each such Title Defect being (x) the average of the amount asserted in good faith by Purchaser in its Title Defect Notice with respect to such Title Defect and the amount reasonably proposed in good faith by Seller with respect to such Title Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Defect Amount determined by the Title Arbitrator thereunder), less the sum of all Title Benefit Amounts for Title Benefits (such Title Benefit Amount for each such Title Benefit being (x) the average of the amount reasonably asserted in good faith by Seller with respect to such Title Benefit and the amount proposed in good faith by Purchaser with respect to such Title Benefit, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Title Benefit Amount determined by the Title Arbitrator thereunder), plus (ii) the sum of all Environmental Defect Amounts for Environmental Defects asserted in good faith by

Purchaser (such Environmental Defect Amount for each such Environmental Defect being (x) the average of the amount asserted in good faith by Purchaser in its Environmental Defect Notice with respect to such Environmental Defect and the amount reasonably proposed in good faith by Seller with respect to such Environmental Defect, or (y) if determined pursuant to Section 3.4(h)(iii), the actual Environmental Defect Amount determined by the Environmental Arbitrator thereunder), plus (iii) the sum of the Allocated Values of all Assets retained by Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), Section 3.5, Section 3.6, Section 4.4(a) or Section 7.7, subject to the terms of such Sections, plus (iv) the sum of all Casualty Losses suffered between following the Execution Date, shall not exceed an amount equal to twenty five (25%) of the aggregate Allocated Value of the Leases (but not the Allocated Value of the Wells) covering the University Lands Properties.
(g)    University Lands CDA Consent; University Lands LFO Amendment; CDA Status. (i) The Board for Lease and Seller shall have executed each of the University Lands CDA Consent and the University Lands LFO Amendment, (ii) Seller shall have delivered to Purchaser each of the executed University Lands CDA Consent and the executed University Lands LFO Amendment and (iii) Seller shall have brought each of the Roy Wells to initial production in accordance with Section 2 of that certain letter agreement related to the CDA dated as of December 16, 2020, as may be modified by the terms of any amendment to such letter agreement obtained by Seller, provided that any such amendment by Seller does not (A) otherwise amend or modify the CDA, (B) create any new obligations or liabilities that would be assumed or otherwise economically borne by Purchaser from and after Closing or (C) extend the date to bring the Roy Wells to initial production to a date later than the CDA Consent Outside Date.
ARTICLE 9

CLOSING
Section 9.1    Time and Place of Closing.
(a)    The consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place remotely by the electronic exchange of documents and signatures, at 10:00 A.M. local time in Houston Texas, on (i) June 29, 2021 (the “Scheduled Closing Date”) or (ii) if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived as of the Scheduled Closing Date, the date that is five (5) Business Days following such time thereafter as such conditions have been satisfied or waived, subject to the rights of the Parties under Article 10. Closing shall not be deemed to have occurred until Seller has received the Closing Payment. If the Parties determine that an in-person Closing is required, the Closing shall be held at the Houston offices of Seller, located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.
(b)    The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2    Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following (provided that Seller’s obligation to release the Transaction Documents to Purchaser shall occur contemporaneously with confirmation of receipt by Seller of the Closing Payment):
(a)    the Conveyance, in sufficient duplicate to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;
(b)    to the extent applicable, assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, duly executed by Seller;
(c)    letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to Seller to reflect the transactions contemplated hereby, duly executed by Seller;
(d)    a certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller in his capacity as officer that (i) the representations and warranties of Seller set forth in Article 5 other than Seller Fundamental Representations are true and correct as of the Execution Date and as of the Closing Date, in each case as though made on and as of such date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, however, that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this certification and the Material Adverse Effect qualification contained in this certification shall apply in lieu thereof), (ii) the Seller Fundamental Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (iii) Seller has performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
(e)    releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings and other recorded encumbrances burdening the Assets in favor of Wells Fargo Bank, N.A. (or, if applicable, any other lender of Seller for borrowed money) or any other lien or encumbrances that secures indebtedness for borrowed money of Seller or any of its Affiliates;
(f)    a duly executed statement from Seller (or, if applicable, the Person from which Seller is disregarded as an entity separate from for U.S. federal income tax purposes) conforming to the requirements in Treasury Regulation §1.1445-2(b)(2), and, if applicable, Treasury Regulation §1.1446(f)-2(b)(2), certifying that Seller or such Person, as applicable, is not a “foreign person” within the meaning of Section 1445 of the Code, in form and substance reasonably satisfactory to Purchaser and dated as of the Closing Date; provided, however, that in the event Seller fails to furnish such statement, Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to Seller such amounts as may be required to be deducted or withheld under Sections 1445 and 1446(f) of the Code and the Treasury Regulations promulgated thereunder;
(g)    for all Seller Operated Assets, all governmental forms required to transfer record operatorship of Seller Operated Assets to Purchaser, duly completed and executed by Seller;
(h)    Seller’s execution page of the University Lands CDA Consent;
(i)    an executed guaranty from Seller Parent substantially in the form attached hereto as Exhibit G (the “Seller Parent Guaranty”);
(j)    if applicable, the Defect Escrow Agreement, duly executed by Seller;
(k)    the Transition Services Agreement, duly executed by Seller; and
(l)    the Novation Agreement, duly executed by Seller.
Section 9.3    Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:
(a)    a wire transfer of the Closing Payment in same-day funds;
(b)    the Conveyance, duly executed by Purchaser;
(c)    copies of all Asset Bonds required to be obtained by Purchaser under Section 12.6 or other written evidence that Purchaser is not required under Section 12.6 to obtain such items;
(d)    letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to Seller to reflect the transactions contemplated hereby, duly executed by Purchaser;
(e)    a certificate by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser in his capacity as officer that (i) the representations and warranties of Purchaser set forth in Article 6 other than the Purchaser Fundamental Representations are true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement (provided, however, that to the extent such representation or warranty is qualified by its terms by material adverse effect or any other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this certification and the material adverse effect qualification contained in this certification shall apply in lieu thereof), (ii) the Purchaser Fundamental Representations shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (iii) Purchaser has performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
(f)    the forms described in Section 9.2(g), duly completed and executed by Purchaser;
(g)    Purchaser’s execution page of the University Lands CDA Consent;
(h)    if applicable, the Defect Escrow Agreement, duly executed by Purchaser;
(i)    if applicable, a wire of the Defect Escrow Amount in same day funds to the Defect Escrow Account as provided in Section 3.4(c), Section 3.4(h) and Section 4.4(b), in each case, as applicable;
(j)    the Transition Services Agreement, duly executed by Purchaser; and
(k)    the Novation Agreement, duly executed by Purchaser.
Section 9.4    Closing Payment and Post-Closing Initial Purchase Price Adjustments.
(a)    Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth Seller’s reasonable, good faith estimate (using actual figures where available) of the Adjusted Initial Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2, (which shall include, for purposes of clarity, an estimate of the revenues and other proceeds attributable to the Adjustment Period that Seller expects to receive and retain prior to the Final Settlement Date net of actual or estimated Property Costs and Taxes for the Adjustment Period) with reasonable supporting documentation for the amounts therein. Within three (3) Business Days after receipt of Seller’s draft Preliminary Settlement Statement, Purchaser may deliver to Seller a written report containing all changes that Purchaser proposes to be made to the Preliminary Settlement Statement, if any, together with an explanation of any such changes and supporting documentation in Purchaser’s possession. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to calculate the Adjusted Initial Purchase Price at Closing; provided that if the Parties cannot agree on all adjustments set forth in the Preliminary Settlement Statement prior to the Closing, then any adjustments as set forth in the Preliminary Settlement Statement as presented by Seller (with any amendments or modifications thereto that were so agreed between the Parties) will be used to adjust the Purchase Price at Closing. For purposes of clarity, Purchaser’s failure to propose any changes to the Preliminary Settlement Statement and/or Purchaser’s agreement to all or any portion of the Preliminary Settlement Statement proposed by Seller shall not, and shall not be deemed or construed to, prejudice any of Purchaser’s rights hereunder (including, for purposes of clarity, Purchaser’s right to dispute any adjustment or amount set forth in the Preliminary Settlement Statement in connection with the final calculation and determination of the Purchase Price pursuant to this Section 9.4). The estimate of the Adjusted Initial Purchase Price as determined in accordance with this Section

9.4(a) minus the Deposit minus the Defect Escrow Amount (if applicable) shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”).
(b)    As soon as reasonably practicable after the Closing but not later than one hundred twenty (120) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Initial Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement. Seller shall at Purchaser’s request supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Seller’s statement and such documentation hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes to be made to such statement with documentation supporting such proposed changes in Purchaser’s possession. Purchaser may not later contest or submit to the Independent Expert any amounts or adjustments that were not contested in Purchaser’s written report, which amounts or adjustments Purchaser will be deemed to have accepted. If Purchaser does not timely deliver such written report within such thirty (30) day period, Purchaser shall be deemed to agree with the adjustments set forth in Seller’s statement. Seller may not later contest or submit to the Independent Expert any amounts or adjustments that were not set forth in Seller’s statement. Purchaser may not later contest or submit to the Independent Expert any amounts or adjustments that were not set forth in Purchaser’s written report. The Parties shall undertake to agree on the final statement of the Adjusted Initial Purchase Price no later than one hundred and eighty (180) days after the Closing Date (such final statement, the “Final Settlement Statement”). In the event that the Parties cannot agree on the Adjusted Initial Purchase Price within one hundred and eighty (180) days after the Closing Date, the specific disputed items will be automatically referred to an independent expert of the Parties’ choosing with at least ten (10) years of oil and gas accounting experience for arbitration (the “Independent Expert”). If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by any Federal District Court or State District Court Judge in Houston, Texas. The Independent Expert shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall, without limiting Purchaser’s rights to indemnification under Section 11.2(c)(v), be final and binding on both Parties, without right of appeal; provided that disputes relating to any Title Defects or Environmental Defects (including adjustments or remedies to be provided on account thereof) shall be resolved in accordance with Section 3.4(h) and Section 4.4(b), respectively. In determining the proper amount of any adjustment to the Initial Purchase Price, the Independent Expert shall not increase the Initial Purchase Price more than the increase proposed by Seller nor decrease the Initial Purchase Price more than the decrease proposed by Purchaser, as applicable. The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed matters submitted by any Party and may not award damages or penalties to any Party with respect to any matter. Each Party shall each bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of the costs and expenses of the Independent Expert. Within ten (10) days after the date on which the Parties agree (or are deemed to agree) on the Final Settlement Statement or the Independent Expert finally determines the disputed matters, as applicable, (i) Purchaser shall pay to Seller the amount by which the sum of the Adjusted Initial Purchase Price exceeds the Closing Payment plus the Deposit plus the amount in the Defect Escrow Account as of such time and any amounts disbursed to Seller from the Defect Escrow Account as of such time or (ii) Seller shall pay to Purchaser the amount by which the sum of the Closing Payment plus the Deposit plus the amount in the Defect Escrow Account as of such time and any amounts disbursed to Seller from the Defect Escrow Account as of such time, as applicable, exceeds the Adjusted Initial Purchase Price. The Final Settlement Statement that is agreed or determined shall be final and binding on the Parties for all purposes under Section 2.2, Section 2.3 and this Section 9.4, and no Party shall be entitled to any further adjustment to the Initial Purchase Price, subject to Section 9.4(c). The Independent Expert may decide to hold the arbitration by video conferencing.
(c)    In the event that any Properties are subject to unresolved Title Defects, Environmental Defects or preferential rights to purchase as of the Final Settlement Date, or any unresolved accounting adjustments under Section 2.2 directly related thereto (which for the avoidance of doubt would be resolved by the Independent Expert, except as otherwise agreed or as provided elsewhere in this Agreement), then within ten (10) Business Days after the resolution of each such matter (or all such matters if agreed by Purchaser and Seller), Purchaser and Seller shall further account and make payments to one another in a manner consistent with Section 2.2, Section 3.4, or Section 4.4, as applicable, to appropriately reflect the resolution of each such matter, taking into account the adjustments and payments previously made with or reflected in the Final Settlement Statement for the purpose of avoiding duplication.

(d)    All payments made or to be made hereunder to Seller shall be in cash by electronic transfer of immediately available funds to the account of Seller pursuant to the wiring instructions set forth in the Preliminary Settlement Statement or otherwise separately provided in writing by Seller. All payments made or to be made hereunder to Purchaser shall be in cash by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.
ARTICLE 10

TERMINATION
Section 10.1    Termination. Subject to Section 10.2, this Agreement may be terminated:
(a)    at any time prior to Closing by the mutual prior written consent of Seller and Purchaser;
(b)    by Seller or Purchaser if Closing has not occurred on or before August 16, 2021 (the “Termination Date”);
(c)    by Purchaser if any condition set forth in Section 8.2(a), Section 8.2(b) or Section 8.2(d) has not been satisfied or waived by Purchaser as of the Scheduled Closing Date (except for those conditions that by their nature are to be satisfied at or in connection with the Closing and that would have been capable of being satisfied at or in connection with the Closing) and, following written notice thereof from Purchaser to Seller specifying the reason any such condition is unsatisfied (including any material breach by Seller of this Agreement), such condition remains unsatisfied for a period of fifteen (15) days after Seller’s receipt of written notice thereof from Purchaser;
(d)    by Seller if any condition set forth in Section 8.1(a), Section 8.1(b), Section 8.1(d), or Section 8.1(g) has not been satisfied or waived by Seller as of the Scheduled Closing Date (except for those conditions that by their nature are to be satisfied at or in connection with the Closing and that would have been capable of being satisfied at or in connection with the Closing) and, following written notice thereof from Seller to Purchaser specifying the reason any such condition is unsatisfied (including any material breach by Purchaser of this Agreement), such condition remains unsatisfied for a period of fifteen (15) days after Purchaser’s receipt of written notice thereof from Seller; or
(e)    by (i) Purchaser if the condition set forth in Section 8.2(g) has not been satisfied on or before July 30, 2021 (or as otherwise mutually agreed to in writing by the Parties) (the “CDA Consent Outside Date”) or (ii) Seller if the condition set forth in Section 8.1(h) has not been satisfied on or before the CDA Consent Outside Date;
provided, however, that termination under clauses (b), (c), (d) or (e) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate. Notwithstanding the foregoing, if a Party’s failure to perform or observe any of its covenants or obligations under this Agreement, or the breach or inaccuracy of any of its representations or warranties herein, has been the cause of, or shall have resulted in, the failure of Closing to occur on or prior to the Termination Date because the conditions to the other Party’s obligation to perform at Closing in Article 8 have not been satisfied, the defaulting Party shall not be entitled, notwithstanding any provision hereof to the contrary, to exercise any right of termination under this Section 10.1. Notwithstanding anything herein to the contrary, this Article 10 shall constitute the sole and exclusive remedy of either Party for the failure of Closing to occur (including any breach that gave rise to such failure).
Section 10.2    Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, except as set forth in this Section 10.2 or Section 10.3, this Agreement shall become void and of no further force or effect (except for the Confidentiality Agreement, the provisions of Sections 3.5(c), 5.6, 6.5, 7.5(f), 7.6, 7.13, 10.2, 11.7, 12.2, 12.4, 12.7, 12.8, 12.9, 12.11, 12.12, 12.14, 12.15, 12.16, 12.17, and 12.18, and all disclaimers herein, all of which shall survive such termination and continue in full force and effect in accordance with their respective terms) and the transactions contemplated hereby shall be abandoned without any further action or liability to any Party or its respective Indemnitees, and following such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
Section 10.3    Remedies Upon Termination.
(a)    If this Agreement is terminated by Seller pursuant to Section 10.1(b) or Section 10.1(d), and all conditions precedent to the obligations of Purchaser set forth in Section 8.2 have been fulfilled, satisfied or waived in writing by Purchaser (except for those conditions that by their nature are to be satisfied by on or behalf of Seller at or in connection with Closing, all of which Seller stands ready, willing and able to satisfy), then Seller may retain the Deposit as liquidated damages as Seller’s sole and exclusive remedy for any breach or failure to perform by Purchaser under this Agreement (in which event Seller shall retain the Deposit), except for the indemnities provided in Section 7.6, and all other rights and remedies arising under this

Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Seller and, for purposes of clarity, Seller shall not have the right to specific performance of, or other equitable relief with respect to, the obligation of Purchaser to consummate the Closing. Seller and Purchaser agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Seller and Purchaser agree that such amount would be a reasonable estimate of Seller’s loss in the event of any such breach or failure to perform by Purchaser. Upon such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement. Subject to Section 10.3(e), Seller and Purchaser agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Seller and Purchaser agree that such amount would be a reasonable estimate of Seller’s loss in the event of any such breach or failure to perform by Purchaser. Upon such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
(b)    If Purchaser has the right to terminate this Agreement pursuant to Section 10.1(b) or Section 10.1(c) and all conditions precedent to the obligations of Seller set forth in Section 8.1 have been fulfilled, satisfied or waived in writing by Seller (except for those conditions that by their nature are to be satisfied by on or behalf of Purchaser at or in connection with Closing, all of which Purchaser stands ready, willing and able to satisfy), then Purchaser shall be entitled to elect, in its sole discretion and by delivery of written notice to Seller, as it sole and exclusive remedy, to either:
(i)    terminate this Agreement pursuant to Section 10.1(b) or Section 10.1(c), as applicable, in which case (A) Seller shall promptly (but in any event within three (3) Business Days following termination) return the Deposit to Purchaser, (B) Purchaser shall be entitled to seek money damages from Seller available at Law for Seller’s applicable breach of this Agreement subject to Section 12.18, provided, however, that Purchaser cannot recover damages in an amount that exceeds the Deposit, (C) Seller shall promptly pay to Purchaser (in immediately available funds to an account designated by Purchaser in writing) the amounts described in clause (B) above and (D) except for Section 10.3(e), all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Purchaser, and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement; or
(ii)    in lieu of termination of this Agreement, seek specific performance of this Agreement and reimbursement from Seller of its documented out-of-pocket costs and expenses incurred in seeking to enforce this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate Purchaser if Purchaser determines the same in its sole discretion. To seek specific performance and as a condition thereto, Purchaser must deliver the notice in writing to Purchaser of Seller’s election to seek specific performance under this Section 10.3(b) within sixty (60) days counted from and after the Termination Date. If Purchaser elects to seek specific performance of this Agreement pursuant to this Section 10.3(a), (A) Seller shall retain the Deposit and Seller will hold the Deposit until a non-appealable final judgment or award on Purchaser’s claim for specific performance is rendered, at which time the Deposit shall be distributed as provided in the judgment or award resolving the specific performance claim or shall be applied as provided in Section 2.4 of this Agreement. Seller hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement or to enforce compliance with, the covenants and agreements of Seller under this Agreement. Purchaser shall not be required to provide any bond or other security or make a showing of irreparable injury in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement. The Parties hereto further agree that (A) by seeking the remedies provided for in this clause (ii), including by the institution of a court proceeding, Purchaser shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement (including those set forth in Section 10.2 and Section 10.3(b)(i)) in the event that the remedies provided for in this clause (ii) are not available or otherwise are not granted, and (B) nothing set forth in this clause (ii) shall require Purchaser to institute any Proceeding for (or limit Purchaser’s right to institute a Proceeding for) specific performance prior or as a condition to exercising any termination right under this Article 10, nor shall the commencement of any Proceeding pursuant to this clause (ii) restrict or limit Purchaser’s right to terminate this Agreement in accordance with this Article 10.
(c)    If this Agreement is terminated by Seller or Purchaser pursuant to Section 10.1(e): (i) Seller shall promptly (but in any event within three (3) Business Days following termination) return the Deposit to Purchaser; (ii) Purchaser shall be entitled to the remedy set forth in Schedule 10.3(c); (iii) Seller shall promptly pay to Purchaser (in immediately available funds to an account designated by Purchaser in writing) the amount described in clause (ii) above as Purchaser’s sole and exclusive remedy; and (iv) all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Purchaser, and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
(d)    If this Agreement terminates for reasons other than those set forth in Section 10.3(a), Section 10.3(b) or Section 10.3(c), Seller shall promptly (but in any event within three (3) Business Days following termination) deliver the Deposit to Purchaser, free of any claims by Seller to the Deposit, and the terms of Section 10.2 shall apply.
(e)    Upon termination of this Agreement, responsibility for the New Hedging Transactions shall be as set forth in Section 7.13.
(f)    Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to receive interest on the Deposit.
ARTICLE 11

POST-CLOSING OBLIGATIONS; INDEMNIFICATION;
LIMITATIONS; DISCLAIMERS AND WAIVERS
Section 11.1    Receipts, Invoices and Audits.
(a)    Except as otherwise provided in this Agreement, any production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Initial Purchase Price following the Final Settlement Date shall be treated as follows: (i) all production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same to Purchaser within thirty (30) days of Seller’s receipt of the same, and (ii) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same to Seller within thirty (30) days of Purchaser’s receipt of the same.
(b)    For purposes of clarity and as provided in Section 1.4, all overhead charges Seller has collected, billed or which shall be billed later, relating to the Seller Operated Assets and relating to the period from the Effective Time to the Closing Date shall be for the account of Purchaser and shall not constitute Property Costs, and, to the extent Seller retains any such charges, Purchaser shall be entitled to a decrease to the Initial Purchase Price in respect of such charges pursuant to Section 2.2(a).
(c)    If after the Final Settlement Date, Seller receives any invoices for Property Costs or expenses owed by Purchaser under this Agreement, then Seller shall provide such invoice to Purchaser for payment by Purchaser and, within thirty (30) days of such notice, Purchaser shall make such payment. If after the Final Settlement Date, Purchaser receives any invoices for Property Costs or expenses owed by Seller under this Agreement, then Purchaser shall provide such invoice to Seller for payment by Seller and, within thirty (30) days of such notice, Seller shall make such payment. Notwithstanding anything in this Agreement to the contrary, after the Cut-Off Date, Seller shall have no further responsibility for Property Costs, whether attributable to the period prior to, on or after the Effective Time (except with respect to any such Property Costs for which an invoice is received or a claim is made prior to the Cut-Off Date) and all such Property Costs shall be Assumed Obligations.
(d)    After Closing, Purchaser shall handle all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible under Section 1.4 or Section 11.2; provided that, prior to the Final Settlement Date, Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed. Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser and relating to periods for which Seller is partially responsible. Seller shall be responsible for any out-of-pocket costs or expenses paid or incurred in connection with any such audits to the extent covering periods for which Seller is in whole or in part responsible under Section 11.2 (determined on a pro rata basis based on relative responsibility therefor) and shall reimburse Purchaser for the same.

Section 11.2    Assumption and Indemnification.
(a)    Without limiting Purchaser’s rights to indemnity under this Article 11, on and effective as of the Closing Date, Purchaser hereby assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller or that run with the land and bind the owner of the Assets or a liability imposed in respect of an Asset irrespective of its ownership, known or unknown, in connection with the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including but not limited to (i) obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, (ii) gas balancing obligations and other obligations arising from Imbalances, (iii) obligations to pay Property Costs and, subject to Section 11.1(d), to accommodate joint interest audits of same, (iv) obligations to pay working interests, royalties, and overriding royalties, and to pay the Suspended Proceeds and other interests to be held in suspense, (v) obligations to plug or abandon and reclamation of wells, equipment, facilities, platforms and pipelines, and to dismantle structures, and to restore and/or remediate the Assets in accordance with applicable agreements, Leases or Laws (including Environmental Laws), and (vi) continuing obligations, if any, under any Contracts or other agreements pursuant to which Seller or its Affiliates purchased or acquired Assets prior to the Closing (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Obligations”); provided, however, that the Assumed Obligations do not include and Purchaser does not assume any obligations or liabilities of Seller to the extent, and only during the applicable survival period, that they are Retained Liabilities or Seller Indemnity Obligations, but upon expiration of such survival period all Damages associated with such Retained Liabilities or Seller Indemnity Obligations shall become Assumed Obligations except for the matters described in clauses (i), (v), (vii), (x) and (xi) of the definition of “Retained Liabilities.”
(b)    Except for Damages for which Seller is required to indemnify Purchaser Indemnitees under Section 11.2(c) as qualified by the other provisions of this Section 11.2, from and after Closing, Purchaser shall indemnify, defend and hold harmless Seller Indemnitees from and against all Damages incurred or suffered by Seller Indemnitees caused by, arising out of or resulting from:
(i)    the Assumed Obligations;
(ii)    the ownership, use or operation of the Assets at and after the Effective Time;
(iii)    any breach asserted during the applicable survival period of any of Purchaser’s covenants or agreements herein;
(iv)    any breach asserted during the applicable survival period of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(e); or
(v)    any claims or actions asserted by Persons (including Governmental Bodies) with respect to any violation of Environmental Law with respect to an Asset or any Remediation, notice or other corrective action required for an Asset under any Environmental Law regardless of whether known or unknown, or whether attributable to periods of time before, on or after the Effective Time,

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES OR ANY INDEMNIFIED PARTY, EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SELLER INDEMNITEE OR INDEMNIFIED PARTY.
(c)    From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser Indemnitees against and from all Damages incurred or suffered by Purchaser Indemnitees to the extent caused by, arising out of or resulting from (the “Seller Indemnity Obligations”):
(i)    any breach asserted during the applicable survival period of any of Seller’s covenants or agreements herein;
(ii)    any breach asserted during the applicable survival period of any representation or warranty made by Seller contained in Article 5 of this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(d); or
(iii)    the Retained Liabilities,
EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF PURCHASER INDEMNITEES OR ANY INDEMNIFIED PARTY, EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY PURCHASER INDEMNITEE OR INDEMNIFIED PARTY.
(d)    Notwithstanding anything to the contrary contained in this Agreement, except for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9) and subject to Section 12.20, this Section 11.2 contains the Parties’ exclusive remedy against each other with respect to breaches of this Agreement or the Transaction Documents, except for remedies set forth in the Transition Services Agreement, the Seller Parent Guaranty, or the Equity Support Letter, including breaches of the representations and warranties contained in Articles 5 and 6, the covenants and agreements that survive the Closing pursuant to the terms of this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by the Parties at Closing pursuant to Section 9.2(d) or 9.3(e), as applicable, Seller’s ownership, use or operation of the Assets, the Assumed Obligations, or the condition, quality, status or nature of the Assets, it being acknowledged that the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereby waive. Except for Fraud, the remedies contained in this Section 11.2 and for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), subject to Section 12.20, each Party (on behalf of itself, each of its other Indemnitees and their respective insurers and successors in interest) releases, remises and forever discharges the other Party and its Indemnitees from any and all Damages whatsoever, in Law or in equity, known or unknown, which such Persons might now or subsequently may have, based on, relating to or arising out of this Agreement Seller’s ownership, use or operation of the Assets, the Assumed Obligations, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and under other Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and common law rights of contribution, rights under agreements between a Party and any Persons who are Affiliates of such Party, and rights under insurance maintained by a Party or any Person who is an Affiliate of such Party, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, BUT EXCLUDING GROSS NEGLIGENCE AND WILLFUL MISCONDUCT), OF ANY RELEASED PERSON, excluding, however, any existing contractual rights between (i) Purchaser or any of Purchaser’s Affiliates, (ii) Seller or any of Seller’s Affiliates under contracts between them relating to the Assets, including other Transaction Documents, other than this Agreement, and (iii) the Transition Services Agreement, the Seller Parent Guaranty, and the Equity Support Letter. Notwithstanding any provision to the contrary in this Agreement, but subject to the limitations set forth in this Article 11, neither Party waives any rights or remedies for Fraud.
(e)    “Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation by any Governmental Body, administrative or other Proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment incurred or suffered by any Indemnified Party arising out of or resulting from the indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Purchaser Indemnitee or Seller Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute Damages that are waived or not recoverable under Section 12.18, or for which such Indemnitee receives an adjustment to the Initial Purchase Price under Section 2.2 (up to the amount of such adjustment).
(f)    Notwithstanding any other provision of this Agreement or a document to be delivered hereto to the contrary, any claim for indemnity to which a Seller Indemnitee or Purchaser Indemnitee is entitled must be asserted by and through Seller or Purchaser, as applicable.
(g)    The amount of any Damages for which an Indemnified Party is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Party or its Affiliates with respect to such Damages (net of any reasonable collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates). Upon the request of the Indemnifying Party, the Indemnified Party shall use good faith efforts to provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Agreement. An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any Damages as and to the extent required by applicable Law for which it is seeking indemnification.
(h)    For purposes of determining the amount of Damages arising from a breach but not for purposes of whether a representation or warranty of a Party has been breached, or, as it pertains to the indemnity obligations under Section 11.2(b)(iv) or Section 11.2(c)(ii), regardless of whether such representation or warranty is made in this Agreement or in a certificate delivered at Closing, after Closing, the qualifying terms “material”, “in a material respect”, “material adverse effect” and terms of similar import and function shall be deemed deleted from such representations and warranties and from such certificate (as it pertains to such representations and warranties).
Section 11.3    Indemnification Actions. All claims for indemnification under Section 11.2 shall be asserted and resolved as follows:
(a)    For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Party” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Party pursuant to this Article 11, subject to Section 11.2(f).
(b)    To make a claim for indemnification under Article 11, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under Section 11.2 except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.
(c)    In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have fourteen (14) Business Days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such fourteen (14) Business Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party all costs of which shall be included as Damages in respect of such claim for indemnification. The failure to provide notice to the Indemnified Party shall be deemed to be a denial of liability, except as may be provided in a subsequent notice from the Indemnifying Party to the Indemnified Party.

(d)    If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and all related Proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the sole cost of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, at its sole cost without any right of reimbursement, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(d). Irrespective of whether the Indemnified Party elects to participate in contesting a Third Party Claim subject to this Section 11.3(d) in accordance with the foregoing sentence, the Indemnifying Party at its sole cost and expense shall provide to the Indemnified Party the following information with respect to the Third Party Claim: all filings made by any party; all written communications exchanged between any parties to the extent available to the Indemnifying Party and not subject to a restriction on disclosure to the Indemnified Party or potential waiver of attorney-client privilege in favor of the Indemnifying Party or the Indemnified Party; and all orders, opinions, rulings or motions. The Indemnifying Party shall deliver the foregoing items to the Indemnified Party promptly after they become available to the Indemnifying Party. An Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include a written release of the Indemnified Party from all liability in respect of such Third Party Claim, or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party, in each case except for any settlement made by the Indemnifying Party in which the only consideration is the payment of money damages (or similar consideration) and/or obligations undertaken by the Indemnifying Party and which payment and/or undertaking would otherwise resolve all or a portion of the Third Party Claim.
(e)    If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle a Third Party Claim, then the Indemnified Party shall have the right to defend against such Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of such Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed payment or settlement, whether whole or partial, and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim or portion thereof and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed payment or settlement. If Indemnifying Party fails to respond and admit in writing its liability during such ten (10) day period, the Indemnifying Party will be deemed to have denied liability and such Indemnified Party may, in its sole discretion, settle such claim without waiving any right to recovery from the Indemnifying Party under this Article 11 provided, however, the foregoing shall not limit the right of the Indemnifying Party to continue to contest its liability nor the amount of Damages for which it is responsible.

(f)    In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure or remedy the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured or remedied the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed the claim for such Damages.
Section 11.4    Limitation on Actions.
(a)    All representations and warranties of Seller and Purchaser contained herein shall survive until the date that is one (1) year following the Closing Date and expire thereafter; provided, however, that the (i) Seller Fundamental Representations (other than the representations, and warranties pursuant to Section 5.8) shall survive until the expiration of the applicable statute of limitations, (ii) Purchaser Fundamental Representations shall survive until expiration of the applicable statute of limitations, (iii) the representations and warranties of Seller pursuant to Section 5.8 shall survive the Closing until 30 days after the applicable statute of limitations has expired, (iv) the representations and warranties in Section 5.19(b)(i), Section 5.19(b)(ii) and Section 5.19(c) shall survive until the date that is five (5) months following the Closing Date, and (v) the representations and warranties in Section 5.24 shall survive until the date that is six (6) months following the Closing Date. The covenants and other agreements of Seller and Purchaser set forth in this Agreement to be performed on or before the Closing shall terminate one hundred and eighty (180) days after the Closing Date, provided that claims for breach of the covenants set forth in Sections 7.3, 7.5 and 7.13 shall survive until the date that is one (1) year following the Closing Date, claims for breaches of the covenants set forth in Section 3.5, Section 4.1 and Section 7.1 shall terminate upon Closing, and each other covenant and agreement of Seller and Purchaser shall survive the Closing until fully performed in accordance with its terms and expire thereafter. The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 9.2(d) and 9.3(e), as applicable, shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section 11.4, and shall expire thereafter. Representations, warranties, covenants and agreements shall terminate and be of no further force and effect after the respective date of their expiration, after which time no claim may be asserted thereunder by any Person, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration or termination date.
(b)    The indemnities in Sections 11.2(b)(iii) and 11.2(b)(iv) with respect to a representation, warranty, covenant or agreement shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Purchaser’s indemnities in Sections 7.6, 11.2(b)(i), 11.2(b)(ii) and 11.2(b)(v) shall continue without time limit. Seller’s indemnities in Section 11.2(c)(i) and Section 11.2(c)(ii) with respect to a representation, warranty, covenant or agreement shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Seller’s indemnities in Section 11.2(c)(iii) (other than in respect of the matters described in clauses (i), (ii), (iv), (v), (vi) (clause (B) thereof), (vii) (clause (A) thereof), (x), (xi) and (xii) of the definition of “Retained Liabilities”) shall terminate on the second anniversary date of the Closing Date after which time no claim may be asserted thereunder by any Person. Seller’s indemnities in Section 11.2(c)(iii) in respect of the matters described in clauses (ii), (iv) and (xii) of the definition of “Retained Liabilities” shall terminate on the third anniversary date of the Closing Date after which time no claim may be asserted thereunder by any Person. Seller’s indemnities in Section 11.2(c)(iii) in respect of the matters described in clause (vi) (clause (B) thereof) of the definition of “Retained Liabilities” shall terminate on the first anniversary of the Closing Date after which time no claim may be asserted thereunder by any Person. Seller’s indemnities in Section 11.2(c)(iii) in respect of the matters described in clauses (i), (v), (vii) (clause (A) thereof), (x) and (xi) of the definition of “Retained Liabilities” shall survive until thirty (30) days after the applicable statute of limitations has expired, after which time no claim may be asserted thereunder by any Person. Notwithstanding the foregoing, matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date shall extend the applicable indemnity period for any applicable written claim.
(c)    Notwithstanding anything to the contrary contained elsewhere in this Agreement, except for (u) claims for breaches of Seller’s covenant in Section 7.8, (w) claims for breaches of the Special Warranty, (x) claims based on a breach of the Seller Fundamental Representations, (y) claims brought under Section 11.2(c)(ii) or Section 11.2(c)(iii) or (z) the adjustments to the Initial Purchase Price under Section 2.2 and any payments in respect thereof:
(i)    Seller shall not be required to indemnify any Person under Section 11.2(c)(ii) for any individual liability, loss, cost, expense, claim, award or judgment that does not exceed Seventy-Five Thousand Dollars ($75,000), and such individual Damages may not be applied towards the Indemnity Deductible;
(ii)    Subject to Section 11.4(c)(i), Seller shall not have any liability for indemnification under Section 11.2(c)(ii) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are timely delivered by Purchaser exceeds a deductible amount equal to one and one-half percent (1.50%) of the Initial Purchase Price (the “Indemnity Deductible”), after which point Purchaser (or Purchaser Indemnitees) shall be entitled to claim Damages in excess of the Indemnity Deductible;
(iii)    Subject to Section 11.4(c)(i) and Section 11.4(c)(ii), Seller shall not have any liability under Section 11.2(c)(ii) for breach of Section 5.14 with respect to a preferential right or Hard Consent in excess of the Allocated Value of the Asset affected thereby; and
(iv)    Seller shall not be required to indemnify the Purchaser and Purchaser Indemnitees under Section 11.2(c)(i) (solely as it pertains to Section 7.5) and Section 11.2(c)(ii) for aggregate Damages in excess of thirteen and three quarters percent (13.75%) of the Initial Purchase Price.

(d)    Notwithstanding anything to the contrary contained in this Agreement, in addition to the foregoing limitations, in no event shall Seller’s aggregate liability to Purchaser and Purchaser Indemnitees under or in connection with this Agreement at any time exceed the Initial Purchase Price.
(e)    Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under Section 11.2(c)(ii) with respect to any breach by Seller of any representation or warranty set forth in Section 5.8(a) to the extent attributable to any Property Tax allocable to Purchaser under Section 7.8(a).
Section 11.5    Tax Treatment. For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any indemnification payment made under this Article 11 as an adjustment to the Purchase Price.
Section 11.6    Recording. As soon as practicable after Closing, Purchaser shall record the Conveyances in the appropriate counties as well as the appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.
Section 11.7    Waiver of Trade Practices Acts.
(a)    IT IS THE INTENTION OF THE PARTIES THAT PURCHASER’S RIGHTS AND REMEDIES WITH RESPECT TO THIS TRANSACTION AND WITH RESPECT TO ALL ACTS OR PRACTICES OF SELLER, PAST, PRESENT OR FUTURE, IN CONNECTION WITH THIS TRANSACTION SHALL BE GOVERNED BY LEGAL PRINCIPLES OTHER THAN THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SUBCHAPTER E OF CHAPTER 17, SECTIONS 17.41 ET SEQ., OF THE TEXAS BUSINESS AND COMMERCE CODE, AS AMENDED (THE “DTPA”). AS SUCH, PURCHASER HEREBY WAIVES THE APPLICABILITY OF THE DTPA TO THIS TRANSACTION AND ANY AND ALL DUTIES, RIGHTS OR REMEDIES THAT MIGHT BE IMPOSED BY THE DTPA, WHETHER SUCH DUTIES, RIGHTS AND REMEDIES ARE APPLIED DIRECTLY BY THE DTPA ITSELF OR INDIRECTLY IN CONNECTION WITH OTHER STATUTES. PURCHASER ACKNOWLEDGES, REPRESENTS AND WARRANTS THAT IT IS PURCHASING THE GOODS AND/OR SERVICES COVERED BY THIS AGREEMENT FOR COMMERCIAL OR BUSINESS USE AND NOT FOR PERSONAL, FAMILY, AND HOUSEHOLD PURPOSES; THAT PURCHASER HAS ASSETS OF TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000.00) OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AS APPLICABLE; THAT PURCHASER HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF A TRANSACTION SUCH AS THIS; AND THAT PURCHASER IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH SELLER.
(b)    PURCHASER EXPRESSLY RECOGNIZES THAT THE PRICE FOR WHICH SELLER HAS AGREED TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT HAS BEEN PREDICATED UPON THE INAPPLICABILITY OF THE DTPA AND THIS WAIVER OF THE DTPA. PURCHASER FURTHER RECOGNIZES THAT SELLER, IN DETERMINING TO PROCEED WITH THE ENTERING INTO OF THIS AGREEMENT, HAS EXPRESSLY RELIED ON THIS WAIVER AND THE INAPPLICABILITY OF THE DTPA.

ARTICLE 12

MISCELLANEOUS
Section 12.1    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile or electronic transmittal (PDF) is as effective as executing and delivering this Agreement in the presence of other Parties to this Agreement.
Section 12.2    Notice. All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by facsimile, by email or by registered or certified mail, postage prepaid, as follows:
If to Seller:
Oasis Petroleum Permian LLC
1001 Fannin St., Suite 1500
Houston, Texas 77002
Attention: Alex Wall
Email: Alex Wall awall@oasispetroleum.com
    with a copy to (which shall not constitute notice):

Oasis Petroleum Permian LLC
1001 Fannin St., Suite 1500
Houston, Texas 77002
Attention: Niko Lorentzatos
Email: nlorentzatos@oasispetroleum.com

And
    McDermott Will & Emery LLP
    700 Milam St., Suite 1300, PMB 106
    Houston, Texas 77002
    Attention: Jack J. Langlois
    Facsimile: 713-653-1727
    Email: jlanglois@mwe.com

If to Purchaser:
    Percussion Petroleum Operating II, LLC
919 Milam Street, Suite 2475
Houston, TX 77002
Attn:     John Campbell III
Email: john@percussionpetroleum.com

And with a copy to (which will not constitute notice):

Carnelian Energy Capital Management, L.P.
2229 San Felipe Street, Suite 1450
Houston, TX 77019
Attn:     Tomas Ackerman
Email: tomas@carnelianec.com
    and
    Carnelian Energy Capital Management, L.P.
2229 San Felipe Street, Suite 1450
Houston, TX 77019
Attn:     Matt Savage
Email: matts@carnelianec.com
    and
    Willkie Farr & Gallagher LLP
600 Travis Street, Suite 2100
Houston, TX 77002
Attn:     Michael Piazza; Steve Torello
Email: mpiazza@willkie.com; storello@willkie.com
Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given (a) when physically delivered in person to the Party to which such notice is addressed, (b) when transmitted to the Party to which such notice is addressed by facsimile transmission or email transmission, or (c) at the time of receipt by the Party to which such notice is addressed.
Section 12.3    Sales or Use Tax Recording Fees and Similar Taxes and Fees. Seller and Purchaser shall each bear 50% of any sales, use, excise, real property transfer, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby (“Transfer Taxes”). If such transfers or transactions are exempt from any such Transfer Taxes upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence. Purchaser and the Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes.
Section 12.4    Expenses. Except as provided in Section 12.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by

Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.
Section 12.5    Change of Name. Unless otherwise authorized by Seller in writing, as promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the name “Oasis” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.
Section 12.6    Replacement of Asset Bonds. The Parties understand that none of the Asset Bonds are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, the corresponding Asset Bonds or other security set forth on Schedule 5.25 as necessary to permit the cancellation or proportionate adjustment thereof, as applicable, and to consummate the transactions contemplated by this Agreement. Purchaser may also provide evidence that such new Asset Bonds are not necessary as a result of existing Asset Bonds that Purchaser has previously posted as long as such existing Asset Bonds are adequate to secure the release of or proportionately adjust, as applicable, those posted by Seller and to consummate the transactions contemplated by this Agreement.
Section 12.7    Governing Law and Venue. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of Law that would direct the application of the Law of another jurisdiction. The venue for any action brought under this Agreement shall be Harris County, Texas.
Section 12.8    Jurisdiction; Waiver of Jury Trial. EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE UNITED STATES FEDERAL COURTS LOCATED WITHIN HARRIS COUNTY, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES FEDERAL COURTS, TO PERSONAL JURISDICTION IN ANY ACTION, BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS) WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THE DETERMINATION OF A TITLE DEFECT, TITLE BENEFIT OR ENVIRONMENTAL DEFECT PURSUANT TO SECTION 3.4(H) OR SECTION 4.4(B), OR THE DETERMINATION OF INITIAL PURCHASE PRICE ADJUSTMENTS PURSUANT TO SECTION 9.4(b) IS REFERRED TO AN EXPERT PURSUANT TO THOSE SECTIONS) WILL BE INSTITUTED EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN

DISTRICT OF TEXAS, HOUSTON DIVISION, THEN EXCLUSIVELY IN THE STATE COURTS LOCATED IN HARRIS, COUNTY, TEXAS). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. IN ADDITION, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION IN THE RESPECTIVE JURISDICTIONS REFERENCED IN THIS SECTION.
Section 12.9    Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
Section 12.10    Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, or to exercise any right or privilege under this Agreement, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges under this Agreement.
Section 12.11    Assignment. No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void and of no effect; provided, however, that Purchaser may assign the right to receive the Conveyance (and any related regulatory or transfer documents) at Closing with respect to all or any portion of the Assets to an Affiliate of Purchaser without the consent of Seller provided that such assignment shall not relieve Purchaser from any obligation hereunder and such Affiliate shall assume the obligations of Purchaser under the Transaction Documents as it pertains to the assigned Assets and Purchaser and such Affiliate of Purchaser shall be jointly and severally liable for all of such obligations. In the event the non-assigning Party consents to any such assignment, such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder. This Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Party, or such Party’s successors and assigns, from selling or disposing of an interest in the Assets after the Closing to another Person, subject to the other terms of this Agreement and all applicable agreements, instruments, obligations, covenants and burdens binding on the Assets, provided that such sale or disposition shall not relieve the selling or disposing Party of any condition, covenant or obligation under this Agreement or other Transaction Document. Notwithstanding anything to the contrary herein, unless Qualified Support has been obtained and is in force and effect and so long as they continue to be in force and effect, if Purchaser sells, disposes, assigns or otherwise transfers in one or more transactions Assets representing more than fifty percent (50%) of the Allocated Value of the Assets, whether directly or indirectly, prior to the payment by Purchaser of the Commodity Price Earn-Out Payments pursuant to Section 2.6 (or, if earlier, such time as Purchaser’s obligation to pay any Commodity Price Earn-Out Payments has terminated pursuant to this Agreement) then, Purchaser shall assign to such transferee(s) proportionally (based on the percentage of the Assets transferred) the obligations set forth in this Agreement to make Commodity Price Earn-Out Payments hereunder and such transferee shall become jointly and severally liable for the obligations set forth in this Agreement to make any not yet made Commodity Price Earn-Out Payments that are or become due. The preceding sentence shall also apply to subsequent direct or indirect assignments or transfers by any assignees or transferees of Purchaser or of an assignee(s) or transferee(s) of an assignee(s) or transferee(s). Unless Qualified Support has been obtained and is in force and effect and so long as they continue to be in force and effect, if at the time of an assignment or transfer, the Purchaser, assignee(s) or the transferee(s) are not creditworthy, Purchaser shall provide Qualified Support.
Section 12.12    Entire Agreement. This Agreement and the other Transaction Documents to be executed hereunder and the Exhibits and Schedules attached hereto, together with the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties pertaining to the subject matter hereof. In the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.
Section 12.13    No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Purchaser Indemnitees and the Seller Indemnitees.
Section 12.14    Public Announcements. Seller shall be entitled to issue or make any press release or other public announcement relating to the subject matter of this Agreement without the approval of Purchaser; provided, that, Seller shall provide Purchaser a copy of any proposed press release or announcement twelve (12) hours prior to release of such press release or announcement. Without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not issue or make any press release or other public announcement, provided that, a press release or other public announcement, or public statement or comment in response to any inquiry, made without such approval shall not be in violation of this Section 12.14 if it is made in order for the Purchaser or any of its Affiliates to comply with applicable Laws or stock exchange rules or regulations and provided (a) it is limited to those disclosures that are required to so comply and (b) Purchaser provides to Seller prior written notice of the disclosure and a reasonable opportunity to provide comments thereon. Notwithstanding the foregoing, this Section 12.14 shall not restrict any Party from (x) making any public announcement in the event the other Party has previously made such public announcement in compliance with this Section 12.14 or (y) recording the Conveyances delivered at Closing, making disclosures that are required pursuant to Contracts, Leases or Surface Rights, or from complying with any disclosure requirements of Governmental Bodies that are applicable to or triggered by the transfer of the Assets or of the operation thereof.
Section 12.15    Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be effected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.
Section 12.16    References. In this Agreement:
(a)    the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;
(b)    references to any agreement or contract are to that agreement or contract as amended, modified, or supplemented from time to time, except where the context otherwise requires;
(c)    references to any Person includes his successors and permitted assigns;
(d)    references to any Law are to that Law as amended from time to time (unless the context requires otherwise), and to the regulations, if any, promulgated thereunder;
(e)    references to any gender include a reference to all other genders;
(f)    references to the singular include the plural, and vice versa;
(g)    reference to any Article or Section means an Article or Section of this Agreement;
(h)    reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
(i)    references to $ or Dollars means United States Dollars;
(j)    unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and
(k)    “include” and “including” shall mean include or including without limiting the generality of the description preceding such term.
Section 12.17    Construction. Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.
Section 12.18    LIMITATION ON DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NONE OF PURCHASER, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES OR INDEMNITEES SHALL BE ENTITLED TO EITHER PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL DAMAGES, LOSS OF PROFITS, REVENUE OR PRODUCTION IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF PURCHASER AND SELLER, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES AND INDEMNITEES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO

PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT AN INDEMNIFIED PARTY IS REQUIRED TO PAY PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) TO A THIRD PARTY THAT IS NOT AN INDEMNIFIED PARTY OR FOR ANY LIQUIDATED DAMAGES EXPRESSLY SET FORTH HEREIN.
Section 12.19    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document (including, for purposes of clarity, the Seller Parent Guaranty), (a) Purchaser, on its own behalf and on behalf of its Affiliates and its and their Representatives, covenants, agrees and acknowledges that no Person other than Seller (and its successors or assignees, as applicable) has any obligation hereunder and that, neither Purchaser, its Affiliates or its or their Representatives have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of Seller’s former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Seller, a “Seller Non-Recourse Party”), through Purchaser or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Purchaser against any Seller Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, and (b) Seller, on its own behalf and on behalf of its Affiliates and its and their Representatives, covenants, agrees and acknowledges that no Person other than Purchaser (and its successors or assignees, as applicable) has any obligation hereunder and that, neither Seller, its Affiliates or its or their Representatives have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of Purchaser’s former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Purchaser, a “Purchaser Non-Recourse Party”), through Seller or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Seller against any Purchaser Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise.
Section 12.20    Conflict Waiver; Privilege. Purchaser, on behalf of itself and its Affiliates (collectively, the “Purchaser Related Parties”), hereby waives, and agrees not to allege, any claim that McDermott Will & Emery LLP (“Seller’s Counsel”) has a conflict of interest or is otherwise prohibited from representing Seller or any of its Affiliates or representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Purchaser Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Purchaser Related Parties. Purchaser, on behalf of itself and all other Purchaser Related Parties, acknowledges and agrees that Seller’s, and each of its Affiliate’s, attorney-client privilege, attorney work-product protection and expectation of client confidence involving any proposed sale of the Assets or any other transaction contemplated by this Agreement, and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by Seller and its Affiliates, and may be waived only by Seller. Purchaser and Seller acknowledge and agree that the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by any of the Purchaser Related Parties upon consummation of the Closing. Purchaser and Seller acknowledge and agree that the attorney-client privilege, attorney-work product protection and expectation of client confidence involving general business matters related to the Assets and arising prior to the Closing for the benefit of Seller and its Affiliates, on the one hand, and the Purchaser Related Parties, on the other hand, shall be subject to a joint privilege and protection between such parties, which parties shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) Seller or its Affiliates without the prior written consent of Purchaser, or (ii) any of the Purchaser Related Parties without the prior written consent of Seller; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after the Closing Date, with respect to any matter for which a party has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party. This Section 12.20 is for the benefit of Seller, the Seller Related Parties and Seller’s Counsel, and Seller Related Parties and Seller’s Counsel are express third-party beneficiaries of this Section 12.20. This Section 12.20 shall be irrevocable, and no term of this Section 12.20 may be amended, waived or modified, except in accordance with Section 12.10, and with the prior written consent of Seller’s Counsel and the Seller Related Party affected thereby. This Section 12.20 shall survive the Closing and shall remain in effect indefinitely.
Section 12.21    Liability of Debt Financing Sources. Concurrently herewith, Purchaser has entered into the Debt Commitment Letter, dated as of May 20, 2021, between Purchaser and Wells Fargo Bank, N.A. (the “Debt Commitment Letter” and collectively with any agreements entered into in connection therewith, the “Debt Documents”), pursuant to which and subject to the terms and conditions thereof, each of the parties thereto including any who thereafter accede thereto acting as a lender, arranger, bookrunner, underwriter, initial buyer, placement agent, administrative agent, trustee or a similar representative in respect of all or any part of the funding necessary to directly or indirectly consummate the transactions contemplated by this Agreement (collectively, the “Debt Financing Sources”) have committed or will commit to lend the amounts set forth therein to Purchaser (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Documents. Without limiting the rights of Purchaser under the Debt Documents, notwithstanding anything to the contrary contained herein, Seller agrees that neither it, nor any of the Seller Indemnitees, shall (a) have any rights or claims (and hereby waives any rights or claims) against any of the Debt Financing Sources and each of their respective Affiliates and their and their respective Affiliates’ respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and each of their respective officers, agents, accountants, attorneys, investment bankers, advisors, environmental consultants and other authorized representatives (collectively, the “Debt Financing Source Parties”) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise or (b) commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist or support) any demand, charge, claim, action, suit, notice of violation, investigation, arbitration, hearing or proceeding

(whether at law or in equity, in contract, in tort or otherwise) before or by any Governmental Body or by any other Person against any Debt Financing Source Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby. In addition, in no event will any Debt Financing Source Party be liable to Seller or any of its Affiliates or Seller representatives for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature arising out of or relating to this Agreement or the transactions contemplated hereby. Seller agrees that: (1) the Debt Financing Sources are express third party beneficiaries of this Section 12.21 and shall be entitled to rely on and enforce this Section 12.21 and (2) no amendment or waiver of this Section 12.21 (or the definitions used herein) shall be effective to the extent such amendment or waiver is adverse to the Debt Financing Source Parties without the prior written consent of the Debt Financing Sources. Nothing in this Section 12.21 shall limit the rights that Purchaser or any of its Affiliates has to the Debt Financing or pursuant to the Debt Documents or any related financing documentation, including documentation in respect of the foregoing.
Section 12.22    Reliance. Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 12.22, the Parties acknowledge and agree that each Party has relied upon and will be deemed to have relied upon for all purposes of this Agreement all of the other Party’s express indemnification obligations set forth in Article 11 and the express representations and warranties set forth in Article 5 or Article 6, as applicable (and, as to Seller, the special warranty of Defensible Title set forth in the applicable Conveyance(s)). Notwithstanding the foregoing or any other provision hereof to the contrary, if, prior to the Closing Date, Purchaser obtains Knowledge of any breach of any representations or warranties made by Seller in this Agreement, and such breaches cause the condition to Closing of Purchaser set forth in Section 8.2(a) to not be satisfied or fulfilled, and Purchaser nonetheless elects to consummate the Closing, then, for purposes of Article 11, solely with respect to such matters that cause such condition not being satisfied or fulfilled, Purchaser will not be entitled to make any claims under Section 11.3(c) or otherwise related to such matters.
ARTICLE 13

DEFINITIONS
“4.3(d) Amendment” means the amendment to Section 4.3(d) of the CDA, substantially as set forth in sections 2 and 3 (to the extent section 3 applies to section 2) of the CDA Form Amendment.
“4.3(d) Amendment Payment” has the meaning set forth in Section 3.5(c)(ii).
“1060 Allocation” has the meaning set forth in Section 2.3(b).
“Adjusted Initial Purchase Price” has the meaning set forth in Section 2.1.
“Adjustment Period” has the meaning set forth in Section 2.2(a).
“Affiliates” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person. Notwithstanding the foregoing or anything to the contrary herein, none of Carnelian Energy Capital Management, L.P., any member or investor thereof or any Affiliate of any of the foregoing (other than Purchaser or any subsidiary of Purchaser), including any funds managed by Carnelian Energy Capital Management, L.P. or any of its Affiliates or any portfolio companies of any such funds, shall be deemed to be an Affiliate of Purchaser for any purpose of this Agreement; provided that each such Person shall be deemed to be a Purchaser Indemnitee and a Purchaser Non-Recourse Party for all purposes hereof.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Allocated Value” has the meaning set forth in Section 2.3(a).
“Assessment” has the meaning set forth in Section 4.1.
“Assets” has the meaning set forth in Section 1.2.
“Asset Bonds” means all bonds, letters of credit, guarantees or similar instruments or obligations, if any, posted or promised by Seller with Governmental Bodies, or to the extent securing Assumed Obligations, posted or promised by Seller with other Third Parties, in each case relating to the ownership or operation of the Assets, including lease bonds, operator bonds and plugging and abandonment bonds.
“Assumed Obligations” has the meaning set forth in Section 11.2(a).
“Board for Lease” has the meaning set forth in Section 3.5(c)(i).
“Burdens” means any and all rentals, royalties (including lessor’s royalty), overriding royalties, production payments, net profits interests, excess royalties, minimum royalties, shut-in royalties, bonuses and other burdens upon, measured by or payable out of production (excluding, for the avoidance of doubt, any Taxes).
“Business Day” means any day except Saturday or Sunday or any other day on which commercial banks located in Houston, Texas are authorized or required by Law to be closed for business.
“Casualty Assets” has the meaning set forth in Section 3.6.
“Casualty Loss” means any catastrophic destruction or non-superficial physical damage that (a) occurs after the Execution Date; (b) is not the result of normal wear and tear or depletion due to normal production or operations; and (c) is a result of accidental or unintended Acts of God, fire, explosion, blowout, catastrophic pipeline or gathering line failure, earthquake, windstorm, flood or drought or similar accidental or unintended casualty.
“CDA” means that certain Continuous Development Agreement dated effective January 1, 2018 by and between Forge Energy, LLC and the Board for Lease for University Lands that pertains to certain of the Leases, as amended from time to time.
“CDA Consent Outside Date” has the meaning set forth in Section 10.1(e).
“CDA Form Amendment” means that certain amendment set forth on Exhibit H, provided such form may include the matters that constitute the University Lands CDA Consent.

“Charter Documents” means, with respect to any Person, the certificate of incorporation, articles of incorporation or association, or certificate of formation and by-laws, the limited liability company agreement, or limited partnership agreement or other agreement or agreements that establish the legal personality of such Person, in each case as amended to date.
“Claim Notice” has the meaning set forth in Section 11.3(b).
“Closing” has the meaning set forth in Section 9.1(a).
“Closing Date” has the meaning set forth in Section 9.1(b).
“Closing Payment” has the meaning set forth in Section 9.4(a).
“Code” has the meaning set forth in Section 2.3(b).
“Commodity Price Earn-Out Payment” and “Commodity Price Earn-Out Payments” have the meanings set forth in Section 2.6(a).
“Confidentiality Agreement” means the Confidentiality Agreement between Purchaser and Seller dated March 20, 2021.
“Consent” means, other than preferential rights to purchase (including rights of first offer or first refusal), any required consents to assignment or transfer or other similar restrictions on assignment or transfer, in each case, that would be applicable in connection with the transfer of the Assets.
“Contracts” has the meaning set forth in Section 1.2(d).
“Conveyance” has the meaning set forth in Section 3.1(b).
“COPAS” has the meaning set forth in Section 1.4(b).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“Cure Period” has the meaning set forth in Section 3.4(c)(i).
“Cut-Off Date” means the date that is the second (2nd) anniversary of the Closing Date.
“Damages” has the meaning set forth in Section 11.2(e).
“Debt Commitment Letter” has the meaning set forth in Section 12.21.
“Debt Documents” has the meaning set forth in Section 12.21.
“Debt Financing” has the meaning set forth in Section 12.21.
“Debt Financing Source Parties” has the meaning set forth in Section 12.21.

“Debt Financing Sources” has the meaning set forth in Section 12.21.
“Defect Escrow Account” means the escrow account (if any) maintained by the Defect Escrow Agent pursuant to the Defect Escrow Agreement in respect of the Defect Escrow Amount.
“Defect Escrow Agent” means JP Morgan Chase Bank N.A. or such other Person as may be mutually agreed upon the Parties, in good faith.
“Defect Escrow Agreement” means the escrow agreement entered into by and among Seller, Purchaser and the Defect Escrow Agent dated as of the Closing Date governing the Defect Escrow Account, if any, in such form as may be reasonably agreed upon by the Parties, negotiating in good faith.
“Defect Escrow Amount” means, to the extent the Title Defect Deductible or Environmental Defect Deductible, as applicable, is exceeded and except with respect to any Excluded Asset, the sum of (without duplication):
(a)    all Title Defect Amounts asserted in good faith by Purchaser (or otherwise agreed to in writing by the Parties) attributable to all disputed Title Defects that exceed the Individual Title Defect Threshold and are disputed but not finally determined as of the Closing; plus
(b)    all Title Defect Amounts asserted in good faith by Purchaser (or otherwise agreed to in writing by the Parties) attributable to all Title Defects that exceed the Individual Title Defect Threshold that Seller has validly elected (or is deemed to have elected) to cure during the Cure Period and have not been cured as of the Closing; plus
(c)    all Environmental Defect Amounts asserted in good faith by Purchaser (or otherwise agreed to in writing by the Parties) attributable to all disputed Environmental Defects that exceed the Individual Environmental Defect Threshold and are disputed but not finally determined as of the Closing; less
(d)    to the extent offsetting such Title Defect Amounts, the aggregate sum of all Title Benefit Amounts asserted in good faith by Seller (or otherwise agreed to in writing by the Parties) attributable to all Title Disputed Matters that exceed the Individual Title Defect Threshold and are disputed but not finally determined as of the Closing.
“Defensible Title” has the meaning set forth in Section 3.2(a).
“Deposit” has the meaning set forth in Section 2.4.
“Designated Area” shall mean Loving, Ward and Winkler Counties, Texas.
“DTPA” has the meaning set forth in Section 11.7(a).
“Effective Time” has the meaning set forth in Section 1.4(a).

“Environmental Arbitrator” has the meaning set forth in Section 4.4(b).
“Environmental Claim Date” has the meaning set forth in Section 4.3.
“Environmental Consultant” has the meaning set forth in Section 4.1.
“Environmental Defect” has the meaning set forth in Section 4.3.
“Environmental Defect Amount” has the meaning set forth in Section 4.3.
“Environmental Defect Deductible” has the meaning set forth in Section 4.4(c).
“Environmental Defect Notice” has the meaning set forth in Section 4.3.
“Environmental Defect Property” has the meaning set forth in Section 4.3.
“Environmental Disputed Matters” has the meaning set forth in Section 4.4(b).
“Environmental Laws” means all applicable Laws by which the Assets are bound and which are pertaining or relating to (a) pollution or pollution control, (b) the protection of public health or safety, wildlife, natural resources or the environment, and (c) the management, presence, transport, storage, disposal or release of waste materials and/or hazardous substances, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case, as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Body having jurisdiction over the property in question addressing pollution, or protection of the environment or human health related thereto and all regulations implementing the foregoing; provided, however, the term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Body, to the extent such practices or standards are not required by Law.

“Environmental Matters” means (i) Seller’s representation and warranty in Section 5.7 (other than investigations or hearings) and Section 5.18, (ii) Seller’s covenants and agreements pursuant to Section 7.5, (iii) Seller’s obligations under Section 11.2(c)(iii) (as limited in this Agreement) solely with respect to items (i), (ii) and (vi) of the definition of Retained Liabilities and (iv) Seller’s liability and indemnification obligations with respect to any breach of any such representations and warranties, covenants or agreements or any such Retained Liabilities.
“Equipment” has the meaning set forth in Section 1.2(g).
“Excluded Assets” has the meaning set forth in Section 1.3.

“Excluded Records” means:
(a)    all corporate, partnership, limited liability company, corporate-level financial and legal records, and income, margin, franchise and similar Tax records of Seller, in each case that relate to Seller’s business generally (whether or not relating to the Assets), excluding non-privileged legal records related to Assumed Obligations and Asset-level accounting data (including data related to costs, expenses, liabilities, revenues, income, credits and proceeds attributable to the Assets after the Effective time or relating to the Assumed Obligations);
(b)    all books, data, correspondence, records and files that relate to the Excluded Assets;
(c)    copies of any other records retained by Seller pursuant to Section 1.5;
(d)    any books, records, Governmental Authorizations, documents, correspondence, data, software, logs, files, maps and accounting records to the extent disclosure or transfer, or a change of ownership, in connection with a sale of the Assets is restricted by Third Party agreement or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 3.5, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(e)    all legal files, records and correspondence of Seller protected by or subject to attorney-client privilege, all engagements and similar letters and agreements with Seller’s legal advisors, and all work product of Seller’s legal counsel, but excluding in each case the Leases, Contracts, Surface Rights and title opinions (and any work product related thereto), it being agreed that Purchaser shall have no right to claim, own or waive any attorney-client or similar privilege in favor of Seller or any of its Affiliates with respect to the ownership or operation of the Assets;
(f)    (i) records and correspondence relating to the presentation, offer, negotiation or consummation of the sale of the Assets or any interest in the Properties, or to the preparation or negotiation of this Agreement (or any similar transaction agreement) or any Exhibit, Schedule or document to be delivered pursuant hereto, including marketing materials, research, pricing or valuation information, bidding materials and bids, and correspondence and transaction documents exchanged with Third Parties, and (ii) all agreements and engagements of Seller or any Affiliate with investment advisors, underwriters, brokers or consultants in connection with the foregoing; and
(g)    Seller’s reserve studies, estimates and evaluations, estimates and valuations of assets or unliquidated liabilities, pilot studies, engineering, production, financial or economic studies, reports or forecasts, and any and all similar forward-looking economic, evaluative, or financial information relating to the Assets.
“Execution Date” has the meaning set forth in the first paragraph of this Agreement.

“Final Settlement Date” has the meaning set forth in Section 3.5(a).
“Final Settlement Statement” has the meaning set forth in Section 9.4(b).
“First Contingent Payment Date” has the meaning set forth in Section 2.6(a).
“Fraud” means actual fraud by a Party with regard to the subject matter of the express representations and warranties made by such Party in this Agreement (as modified, in the case of Seller, by the Schedules attached hereto), which involves an intentional misrepresentation by such Party of such representations and warranties or an intentional concealment of facts with respect to such representations and warranties, with the intent of inducing the other Party to enter into this Agreement and upon which such other Party has relied to its detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory under applicable Law).
“GAAP” means United States generally accepted accounting principles, as consistently applied by Seller in accordance with its past practices.
“Governmental Authorizations” has the meaning set forth in Section 5.13.
“Governmental Body” means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.
“Hard Consent” means (a) a Consent requirement applicable to an Asset that would be triggered by the purchase and sale of such Asset contemplated by this Agreement and, that if not obtained, would cause the transfer of the Asset without obtaining or waiving such Consent to (i) result in a termination or other material impairment of Seller’s existing rights in relation to such Asset or give the holder of such Consent the right to terminate or otherwise materially impair Seller’s existing rights in relation to such Asset, (ii) require a payment by Seller or Purchaser of liquidated damages or otherwise result in any stipulated damages being in owed in relation to the applicable Asset or (iii) invalidate or terminate or give the holder of such Consent the right to terminate or invalidate the transfer of such Asset, including any such Consent that by its express terms includes words such as or with similar effect as “the failure to obtain such consent will void the assignment of the applicable Asset” or (iv) be void or voidable, or (b) a Consent to the assignment of a Property that (i) expressly requires the written consent of the applicable counterparty, (ii) does not have language that such Consent by its terms may not be unreasonably withheld, and (iii) which has been denied in writing, excluding however, in each case, the University Lands CDA Consent, which shall not be considered a Hard Consent.
“Hazardous Materials” means any toxic or hazardous material or substances; solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; radioactive materials, including naturally occurring radioactive materials; and any other chemical, pollutant, contaminant, substance, or waste, including a petroleum or petroleum-derived substance or waste or produced salt water, that is regulated under any Environmental Laws, including any substance that would require remediation, clean-up, or other action if spilled or released.

“Hedge Gains” means, with respect to a New Hedging Transaction, all net payments received by Seller from the Hedge Provider pursuant to the terms of such New Hedging Transaction, including net payments received as a result of the termination or unwinding of such New Hedging Transaction.
“Hedge Losses” means, with respect to a New Hedging Transaction, (a) all net costs and expenses payable by Seller to the Hedge Provider arising from, attributable to or in connection with entering into and unwinding the New Hedging Transaction, and (b) all other net losses, liabilities, costs, and expenses paid or payable by Seller to the Hedge Provider pursuant to the terms of such New Hedging Transaction.
“Hedge Providers” has the meaning set forth in Section 7.13(a).
“Hedging Contract” means any contract to which Seller or any of its Affiliates is a party with respect to any swap, forward, future, put, call, floor, cap, collar option or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities (including Hydrocarbons), equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.
“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutene, nor-butane and gasoline inventories (excluding tank bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.
“Imbalance” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.
“Imbalance Adjustment Amount” means the Imbalance amount set forth in Schedule 5.15.
“Incidental Rights” means only to the extent same apply, by their terms cover an Assumed Obligation, or otherwise arise or pertain to periods on or after the Effective Time (i) inchoate liens, security interests, rights, claims, indemnities, warranties, guaranties, and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance) arising from the ownership or operation of the Assets or derived at Law that may be asserted against a Third Party and accrued during the period prior to or after the Effective Time (and where necessary to give effect to the assignment to Purchaser of the foregoing, the Assets include a right of subrogation to such rights claims and interests), (ii) rights to initiate and conduct joint interest audits or other audits of Property Costs incurred before or after the Effective Time, and to receive costs and revenues in connection with such audits and (iii) all credits, receivables and proceeds of the rights and interests described in the preceding clauses (i) and (ii).

“Indemnified Party” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 11.3(a).
“Indemnitee” means a Purchaser Indemnitee or Seller Indemnitee, as applicable.
“Indemnity Deductible” has the meaning set forth in Section 11.4(c)(ii).
“Independent Expert” has the meaning set forth in Section 9.4(b).
“Individual Environmental Defect Threshold” has the meaning set forth in Section 4.3.
“Individual Title Defect Threshold” has the meaning set forth in Section 3.4(i).
“Initial Purchase Price” has the meaning set forth in Section 2.1.
“Invasive Activities” has the meaning set forth in Section 4.1.
“Knowledge” (or “known” or other derivatives thereof) means, whether or not capitalized, (i) with respect to Seller, the actual knowledge of any of the individuals listed in Subpart 1 of Exhibit E and (ii) with respect to Purchaser the actual knowledge of any of the individuals listed in Subpart 2 of Exhibit E.
“Known Preferential Rights and Consents” has the meaning set forth in Section 3.5.
“Lands” has the meaning set forth in Section 1.2(a).
“Laws” means any and all applicable laws, statutes, rules, regulations, ordinances, orders, codes, decrees, writs, injunctions, judgments, or principles of common law that are promulgated, issued, or enacted by a Governmental Body.
“Leases” has the meaning set forth in Section 1.2(a).
“Lowest Cost Response” means the response required or allowed under Environmental Laws that fully cures, Remediates, removes and remedies the applicable present condition alleged pursuant to an Environmental Defect Notice at the lowest reasonable cost (considered as a whole taking into consideration any material negative impact such response may have on the operations, development or future value of the relevant Assets and any potential additional costs or liabilities that may likely arise as a result of such response) sufficient to comply in all respects with Environmental Laws and bring the affected Assets into complete compliance with applicable Environmental Laws, as compared to any other response that is required or allowed under applicable Environmental Laws. The Lowest Cost Response may in limited cases, if applicable, include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses fully satisfy the standards in the immediately preceding sentence.
“Material Adverse Effect” means any event, condition, change, development, circumstance or set of facts (as used in this definition “Change”) that, individually or in the aggregate Changes, has, has had or would reasonably be expected to have, a material and adverse effect on (x) the ownership, operation or value of the Assets, taken as a whole or (y) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that the following shall not be deemed to constitute, create, or cause, and the effects thereof shall be disregarded when determining, a Material Adverse Effect (other than in the case of clauses (b), (c), (e), or (h) below), to the extent such matters have a disproportionate adverse impact on (i) Seller relative to other Persons operating in the same industry and geographic area in which Seller operates or (ii) the Assets relative to similar assets within the same geographic area in which the Assets are located: any changes, circumstances or effects that (a) affect generally the oil and gas industry, or are fluctuations in the price of commodities, industry inputs, or Hydrocarbons, (b) result from international, national, regional, state, or local economic, financial or political conditions, (c) result from general developments or conditions in the oil and gas industry, (d) result from changes in Laws (including regulatory or enforcement policy) applicable to Seller or its Affiliates, (e) result from the failure of a Governmental Body to act or omit to act pursuant to Law, (f) result from Acts of God, natural disasters, or force majeure, any casualty or condemnation, or any disease, epidemic, pandemic or other public health condition or any ensuing quarantines, stay at home orders or travel restrictions, (g) any epidemic, pandemic or disease outbreak or any worsening thereof (including the COVID-19 pandemic or any worsening thereof), or any Law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any worsening thereof (including the COVID-19 pandemic or any worsening thereof) or any change in such Law, regulation, statute, directive, pronouncement or guideline or interpretation thereof following the Execution Date, (h) are changes in the financial banking, or securities markets or interest rates or foreign exchange rates (including any suspension of trading in, or limitation on prices for, securities on any stock exchange), (i) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks, (j) result from a condition that is cured or eliminated on or before Closing, (k)  are any reclassification or recalculation of reserves, (l) are strikes and labor disturbances (m) are natural declines in well performance or (n) constitute any failure to meet any budgets, projections, plans, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period.
“Material Contract” has the meaning set forth in Section 5.11(b).
“Midstream Assets” has the meaning set forth Section 1.2(f).
“Net Mineral Acres” has the meaning set forth in Section 3.2(d).
“Net Revenue Interest” has the meaning set forth in Section 3.2(a)(i).
“New Hedging Instructions” has the meaning set forth in Section 7.13(a).
“New Hedging Transactions” has the meaning set forth in Section 7.13(a).

“Non-Operated Assets” shall mean all Assets other than the Seller Operated Assets.
“NORM” means naturally occurring radioactive material.
“Novation Agreement” means that certain ISDA Assumption, Transfer and Novation Agreement executed on or around Closing, among the Hedge Providers, the Replacement Hedge Providers, Seller, and Purchaser, in a form agreed to by the Parties, with such modifications as are required by the Hedge Providers or the Replacement Hedge Providers, pursuant to which (a) all of Seller’s rights and obligations under the New Hedging Transactions are assigned to Purchaser, (b) all of the Hedge Providers’ rights and obligations under the New Hedging Transactions are assigned to the Replacement Hedge Providers and (c) all obligations of Seller under the New Hedging Transactions are released.
“NYMEX WTI Crude Price Average” means, for an applicable calendar year, the arithmetic average of the daily settlement price for the “Light Sweet Crude Oil” prompt month contract, stated in U.S. Dollars, as reported by the New York Mercantile Exchange published by CME for all days in such calendar year (excluding non-trading days).
“Party” or “Parties” has the meaning set forth in the first paragraph of this Agreement.
“Payment Date” has the meaning set forth in Section 2.6(a).
“Permitted Encumbrances” has the meaning set forth in Section 3.3.
“Permitted Exceptions” has the meaning set forth in Section 5.14.
“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
“Proceeding” means any suit, legal action, or legal, administrative, mediation, arbitration or other alternative dispute resolution proceeding, hearing or formal investigation.
“Properties” and “Property” have the meanings set forth in Section 1.2(c).
“Property Costs” has the meaning set forth in Section 1.4(c).
“Property Taxes” has the meaning set forth in Section 7.8(a).
“Purchase Price” has the meaning set forth in Section 2.1.
“Purchaser” has the meaning set forth in the first paragraph of this Agreement.
“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser contained in Sections 6.1, 6.2, 6.3, 6.5, 6.8, 6.9 and 6.10 and 6.12.

“Purchaser Indemnitees” means Purchaser, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Purchaser or its Affiliates.
“Purchaser Non-Recourse Party” has the meaning set forth in Section 12.19.
“Purchaser Related Parties” has the meaning set forth in Section 12.20.
“Records” has the meaning set forth in Section 1.2(k).
“Remediate” or “Remediation” means the implementation and completion of any and all actions to investigate, remove, correct, remedy, and/or remediate an Environmental Defect in accordance with applicable Environmental Laws, including paying any applicable fines or penalties.
“Replacement Hedge Providers” has the meaning set forth in Section 7.13(b).
“Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective directors, officers, partners, investors, members, managers, employees, financing sources, agents and advisors (including attorneys, accountants, consultants, bankers, financial advisors, brokers, and any representatives of those advisors, and, with respect to Purchaser, for purposes of clarity, the Environmental Consultant).
“Resolved Claim” has the meaning set forth in Section 2.6(b).
“Resolved Claim Amount” has the meaning set forth in Section 2.6(b).
“Retained Liabilities” means any the following:
(i)    the Excluded Assets listed as items (e) (to the extent such relates to assets other than the Assets), (g), (h) (to the extent such relates to assets other than the Assets), (i), (j), (k) and (l) of Section 1.3 (including the ownership and operation thereof);
(ii)    transportation and/or disposal of Hazardous Materials produced from or relating to the Assets to lands or locations other than the Lands prior to the Closing Date;
(iii)    personal injury (including death) claims attributable to or arising out of the ownership or operation of the Assets by Seller or any of its Affiliates prior to the Closing Date;
(iv)    the failure to pay or the incorrect payment to any royalty owner, overriding royalty owner, working interest owner or other similar interest holder under the Leases and Lands of proceeds from the sale of Hydrocarbons and any escheat obligations, in each case, insofar as the same are attributable to Seller’s ownership of the Assets prior to the Effective Time;

(v)    claims (A) by Seller’s or its Affiliates’ employees with respect to the employment relationship between Seller or its Affiliates and such employees, or (B) with respect to employee benefit plans of Seller or its Affiliates, in either case, attributable to the ownership or operation of the Assets;
(vi)    any fines, penalties or criminal sanctions levied or imposed at any time against Seller or any of its Affiliates, or imposed or assessed at any time related to or arising out of the ownership, use or operation of the Assets by Seller or any of its Affiliates, prior to the Closing Date (but expressly excluding such fines, penalties or sanction attributable to our resulting from circumstances relating to Environmental Laws, other than fines or penalties relating to (A) the flaring of gas by Seller or any of its Affiliates from the Properties prior to the Closing Date or (B) any violation or failure by Seller or any of its Affiliates to comply with any environmental permits applicable to the Properties prior to the Closing Date);
(vii)    the actions, suits or other Proceedings (A) described on Schedule 5.7 or (B) that should have been described on Schedule 5.7 in order for Seller’s representations and warranties in Section 5.7 to have been true and correct at the Closing;
(viii)    obligations to pay Property Costs for which Seller is responsible pursuant to Section 1.4;
(ix)    the Fraud, gross negligence or willful misconduct of Seller or any of its Affiliates in connection with Seller’s or any of its Affiliates’ ownership, use or operation of the Assets prior to the Closing Date;
(x)    any Seller Taxes;
(xi)    any liability expressly deemed to be a Retained Liability pursuant to Section 3.5(c)(iv); and
(xii)    any failure by Seller or any of its Affiliates to comply with the calls upon, options to purchase or preferential rights that are reserved to or held by Third Parties to purchase Hydrocarbons, under the terms of the agreements set forth on Schedule 5.14 prior to the Effective Time, including any failure to notify the applicable Third Party of their respective rights of purchase.
“Roy Wells” means (a) UL ROY A 17-35-13 5201H (API No. 42-475-38061), (b) UL ROY B 17-35-13 5202H (API No. 42-475-38073), (c) UL ROY C 17-35-13 5203H (API No. 42-475-38074), (d) UL ROY E 18-4-13 5205H (API No. 42-475-38069), (e) UL ROY F 18-4-13 5206H (API No. 42-475-38070), (f) UL ROY G 18-4-13 5207H (API No. 42-475-38071) and (g) UL ROY H 18-4-13 5208H (API No. 42-475-38072).
“Roy Well Additional Interest” means the Working Interest and Net Revenue Interest specified as “Roy Well Additional Interest” on Exhibit A-2.

“Scheduled Closing Date” has the meaning set forth in Section 9.1(a).
“Second Contingent Payment Date” has the meaning set forth in Section 2.6(a).
“Seller” has the meaning set forth in the first paragraph of this Agreement.
“Seller Fundamental Representations” shall mean the representations and warranties of Seller contained Sections 5.2, 5.3, 5.4, 5.5, 5.6 and 5.8.
“Seller Indemnitees” shall mean Seller, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Seller or its Affiliates.
“Seller Indemnity Obligations” has the meaning set forth in Section 11.2(c).
“Seller Operated Assets” shall mean, with respect to Seller, the Assets operated by Seller or its Affiliates.
“Seller Related Parties” has the meaning set forth in Section 12.20.
“Seller Non-Recourse Party” has the meaning set forth in Section 12.19.
“Seller Parent” means Oasis Petroleum Inc., a Delaware corporation.
“Seller Parent Guaranty” has the meaning set forth in Section 9.2(i).
“Seller Taxes” shall mean (i) any and all income, franchise and similar Taxes imposed on Seller or any of its Affiliates or any combined, unitary or consolidated group of which any of the foregoing is or was a member, (ii) the Property Taxes allocable to Seller pursuant to Section 7.8(a) (except to the extent any such Property Tax is economically borne by Seller pursuant to the application of Section 2.2, Section 7.8(c), or Section 9.4), (iii) any Taxes imposed on or with respect to the Excluded Assets and (iv) other Taxes imposed on or with respect to the acquisition, ownership or operation of the Assets or the production of Hydrocarbons or receipt of proceeds therefrom for a Tax period (or portion thereof) ending before the Effective Time.
“Seller’s Counsel” has the meaning set forth in Section 12.20.
“Special Warranty” has the meaning set forth in Section 7.9.
“Straddle Period” means any Tax period beginning before and ending after the Effective Time.
“Subject Property” has the meaning set forth in Section 3.2(a)(i).
“Surface Rights” has the meaning set forth in Section 1.2(e).
“Suspended Proceeds” has the meaning set forth in Section 7.10.

“Target Depths” means, in respect of a Well or Lease, those depths within the Target Formation that are (x) with respect to a Well, the portion of the Target Formation from which such Well is currently producing (or most recently produced if not currently producing) and (y) with respect to a Lease (but not as to a Well to which such Lease is attributed production), the Bone Springs Shale, the Bone Springs Sand, the Wolfcamp A, the Wolfcamp B or the Wolfcamp C (each as defined on Schedule TD), as specified for such Lease on Exhibit A-1.
“Target Formation” means, those depths lying between the stratigraphic equivalent of the top of the Bone Spring Three Shale formation being the measured depth of 11,040 feet shown on the type log for the University Lands Sugarloaf 20-37 1P (API #42-495-34016), and the stratigraphic equivalent of the top of the Wolfcamp D formation as seen at the measured depth of 12,545 feet as shown on the type log for the University Lands Sugarloaf 20-37 1P (API #42-495-34016).

“Tax Contest” has the meaning set forth in Section 7.8(f).
“Tax Returns” means any report, return, election, document, estimated Tax filing, declaration, information, return or other filing provided to any Taxing authority, including any schedule or attachment thereto and any amendments thereof.
“Taxes” means (i) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, unclaimed property and escheat obligations or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties and (ii) any liability in respect of any item described in clauses (i) above, that arises by reason of a contract, assumption, transferee or successor liability or operation of Law (including by reason of participation in a consolidated, combined or unitary Tax Return).
“Termination Date” has the meaning set forth in Section 10.1(b).
“Third Contingent Payment Date” has the meaning set forth in Section 2.6(a).
“Third Party” means any Person other than a Party or an Affiliate of a Party.
“Third Party Claim” has the meaning set forth in Section 11.3(b).
“Title Arbitrator” has the meaning set forth in Section 3.4(h).
“Title Benefit” has the meaning set forth in Section 3.2(b).
“Title Benefit Amount” has the meaning set forth in Section 3.4(g).
“Title Benefit Notice” has the meaning set forth in Section 3.4(b).
“Title Benefit Property” has the meaning set forth in Section 3.4(b).
“Title Claim Date” has the meaning set forth in Section 3.4(a).

“Title Defect” has the meaning set forth in Section 3.2(c).
“Title Defect Amount” has the meaning set forth in Section 3.4(f).
“Title Defect Deductible” has the meaning set forth in Section 3.4(i).
“Title Defect Notice” has the meaning set forth in Section 3.4(a).
“Title Defect Property” has the meaning set forth in Section 3.4(a).
“Title Disputed Matters” has the meaning set forth in Section 3.4(h).
“Title Matters” means (i) Seller’s Special Warranty of Defensible Title in the Conveyance, (ii) Seller’s representations and warranties in Sections 5.2, 5.7, 5.9, 5.10, 5.11, 5.12, 5.14, 5.20 and 5.23, (iii) Seller’s covenants and agreements pursuant to Section 7.5, (iv) clause (iv) of the definition of “Retained Liabilities” and (v) Seller’s liability and indemnification obligations with respect to any breach of any such representations and warranties, covenants or agreements or any such Retained Liabilities.
“Transaction Documents” means this Agreement, the Conveyance, the Seller Parent Guaranty and each other document or instrument to be executed pursuant to or in connection with this Agreement.
“Transition Services Agreement” means the Transition Services Agreement between Purchaser and Seller substantially in the form attached hereto as Exhibit F.
“Unapproved Exception” means, with respect to any Lease or Well, as applicable, any matter(s) that, individually or in the aggregate, (i) operates to reduce Seller’s Net Revenue Interest for any Lease or Well for any Target Depth to below the Net Revenue Interest for such Lease or Well as to such Target Depth as described in Exhibit A-1 or Exhibit A-2, as applicable, in the column “Seller’s NRI” in Exhibit A-1 or Exhibit A-2, as applicable, (ii) operates to increase Seller’s Working Interest for any Lease or Well for any Target Depth to an amount greater than the Working Interest for such Lease or Well as to such Target Depth as described on Exhibit A-1 or Exhibit A-2, as applicable, in the column “Seller’s WI” in Exhibit A-1 or Exhibit A-2, as applicable (in each case, except to the extent the NRI for such Lease or Well as to such Target Depth is greater than the NRI for such Lease or Well as to such Target Depth as described Exhibit A-1 or Exhibit A-2, as applicable, in the same or greater proportion as the cumulative increase in Seller’s WI therefor), (iii) with respect to a Lease only, (A) results in the amount of Net Mineral Acres covered by or attributable to Seller’s interest in a Lease for the applicable Target Depth to be less than the amount of Net Mineral Acres set forth for such Lease as to such Target Depth as described on Exhibit A-1 or (B) with respect to a Lease set forth on Schedule 3.2(a)(iv), results in the reduction of the primary term expiration date of such Lease to earlier than the primary term expiration date shown on Schedule 3.2(a)(iv) in respect of such Lease or (iv) impair (or, except as set forth in a Material Contract (subject to the truth and accuracy of Seller’s representations and warranties in Section 5.11), would reasonably be expected to impair) the operation or use of any of the Assets as currently operated as of the Execution Date (or as subsequently owned and operated in a manner similar to current ownership and operation).
“Units” has the meaning set forth in Section 1.2(c).

“University Lands CDA Consent” means a written agreement executed by the Board for Lease that consents to the assignment by Seller to Purchaser of the rights and obligations of Seller under the CDA (which may be included in the CDA Form Amendment); provided that, without the prior written consent of Purchaser, in no event shall the University Lands CDA Consent impose any additional obligations or restrictions on Purchaser (as successor in interest to Seller) or its conduct of operations on the University Lands Leases, or otherwise impose more onerous terms on Purchaser (as successor in interest to Seller), in each case, than those set forth in the CDA as of the Execution Date, including, for purposes of illustration and not limitation, any additional fee or payment obligations or an increase in any threshold or target that Purchaser would have to achieve or satisfy in order to prevent any negative consequence arising under the CDA (e.g., the loss of any University Lands Lease acreage or vertical depths thereof).

“University Lands LFO Amendment” means the amendment to Section 4.2 of the CDA, substantially as set forth in sections 1 and 3 (to the extent section 3 applies to section 1) of the CDA Form Amendment.

“University Lands Lease” means any Lease that is subject to the CDA.
“University Lands Well” means any Well that is located on a University Lands Lease.
“University Lands Property” means the University Lands Leases and the University Lands Wells.
“Wells” has the meaning set forth in Section 1.2(b).
“Working Interest” and “WI” have the meanings set forth in Section 3.2(a)(ii).
[Remainder of Page Left Intentionally Blank; Signature Page Follows.]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.
SELLER:

OASIS PETROLEUM PERMIAN LLC

By:    /s/ Daniel E. Brown
Name:    Daniel E. Brown
Title:    Chief Executive Officer

PURCHASER:

PERCUSSION PETROLEUM OPERATING II, LLC

By:    /s/ John Campbell III
Name:    John Campbell III
Title:     Co-Chief Executive Officer